06033910

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.

APR 21 2006

1080

P.E. 4-3-06

FORM 6-K

RECEIVED

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

PROCESSED

MAY 04 2006

THOMSON FINANCIAL

PCCW Limited
(Translation of Registrant's Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [x] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: April 21, 2006

By: (Sd.) Hubert Chak
Name: Hubert Chak
Title: Company Secretary


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CORPORATE PROFILE

PCCW Limited (PCCW, or the Company) is the largest and most comprehensive provider of communications services in Hong Kong and one of Asia's leading players in Information and Communications Technologies (ICT).

Hong Kong's image as a center of technology and business excellence continues to be enhanced by PCCW's award-winning innovation, especially in IP-based business services, New Generation Fixed Line services, broadband pay-TV and Internet-access, media content, large-scale IT solutions, mobility and wireless.

Internationally, the Company enables organizations to bring their business to Asia, run operations across the region and take Asian business to the rest of the world. PCCW is developing projects in mainland China and the UK, as well as other parts of the world, and serves a growing number of network operators.

The Company employs a total of approximately 14,000 staff, and beyond Hong Kong has a presence in geographies as diverse as mainland China, South America, Japan, Korea, Thailand, Malaysia, Singapore, Taiwan, Europe, the US, India and the Middle East.

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008) with an ADR (American Depositary Receipt) listing on the New York Stock Exchange, Inc. (NYSE: PCW).

MILESTONES AND AWARDS 2005

JANUARY

The Office of the Telecommunications Authority (OFTA) adopts a new regulatory regime with PCCW-HKT Telephone Limited (HKTC) accepting a new ex-post Fixed Carrier license, under the terms of which OFTA's pre-approval of tariff revisions (including discounts and promotions) is no longer required. Instead, HKTC is to merely notify OFTA of any tariff revisions one day before they become effective, allowing PCCW to compete on a more level playing-field.

PCCW and China Network Communications Group Corporation (China Netcom Group) announce a strategic alliance to jointly develop businesses in mainland China and internationally.

Hong Kong Exchanges and Clearing Limited (HKEx) selects PCCW as service provider for an Internet Protocol-based (IP) integrated network that will become Asia's largest mission-critical, IP-enabled securities and derivatives markets network when completed in 2007.



For the second consecutive year, PCCW's chain of shops is awarded the title "Hong Kong Merchants of Integrity" in a mainland China readership survey run by the *Guangzhou Daily* newspaper.

The Hong Kong Association for Customer Service Excellence honors now TV with the Hotline Service Gold Award and two – Silver and Bronze – Field Service Awards. PCCW's Consumer Sales and Channel unit wins an individual Bronze Award, while our Contact Centers business unit receives an individual Silver Award.

Capital, a Chinese-language business magazine, names PCCW "Best Telecom Company" at the publication's fifth Outstanding Enterprise Awards ceremony.

PC Market magazine presents the PCM Best of IT Award – Best of Broadband Internet Service Provider Award to NETVIGATOR.

FEBRUARY

An in-house fund to help those suffering the aftermath of the Indian Ocean tsunami reaches HK$1 million and is handed to the Hong Kong Red Cross South Asia Relief Fund in March.

The Hong Kong Council of Social Service awards PCCW the Caring Company 2004/05 Certificate. Wholly-owned subsidiary Power Logistics Limited receives the same award and two PCCW staff members are appointed Caring Ambassadors.

MARCH

PCCW announces an attributable profit of HK$1.638 billion* for 2004, compared with a loss of HK$6.1 billion* the previous year when the Company booked large provisions for asset impairment. The Board proposes a final dividend of 9.6 HK cents per share, bringing the total dividend for 2004 to 15.1 HK cents per share.

*These figures (HK$1.638 billion and HK$6.1 billion) are from PCCW's 2004 Annual Report. Adoption of new and revised Hong Kong Financial Reporting Standards, effective January 1, 2005, means these figures have since been restated in accordance with relevant requirements.

The Hong Kong Quality Assurance Agency presents CASCADE with Top-Class Gold Awards in all 14 categories of the Certification of Business Performance Index. CASCADE also receives eight Business Performance Index (BPI) "Outstanding" certificates.

now TV announces the addition of BLOOMBERG TELEVISION and HBO Signature channels.

APRIL

Three directors nominated by China Netcom Group join the PCCW Board.

PCCW is named winner of the Platinum Telecom Company Award in the *Reader's Digest* SuperBrands Asia 2005 recognition scheme.

NETVIGATOR is awarded BS 15000 certification for Information Technology and Telecoms (IT&T) industry operation processes, making PCCW the first telecoms carrier in Asia to acquire the accreditation.

MAY

A strategic partnership between PCCW and AsiaWorld-Expo Management Limited is formed to provide next-generation Information and Communications Technologies (ICT) services for exhibitions and events.

A total of 12 accolades, including the Outstanding Achievement Award (Grand Award), are presented to PCCW and CASCADE by the Asia Pacific Customer Service Consortium at its Customer Relationship Excellence Awards ceremony.

Telecom Asia magazine names PCCW "Best Broadband Carrier" at the 2005 *Telecom Asia* Awards presentation ceremony.

CASCADE announces a contract with the Ministry of Finance of the Negara Brunei Darussalam Government to interconnect all government agencies in support of the Sultanate of Brunei's e-government strategy.



JUNE

PCCW announces a return to the mobile communications business, with the acquisition of a controlling stake in SUNDAY Communications Limited (SUNDAY), a subsidiary of which holds a 3G license. In early 2006, the new PCCW mobile division announced a six-month "3G Trial" to test the service before launch (see page 12).

Five PCCW professionals receive honors at the Distinguished Salesperson Awards ceremony staged by the Hong Kong Management

Association and recognized as the "Oscars" for salespeople.

Our broadband service is recognized as the best in Asia Pacific, when consulting firm Frost & Sullivan crowns PCCW "Broadband Service Provider of the Year 2005" at the Asia Pacific Technology Awards 2005.

Computerworld magazine names PCCW the Hong Kong leader in hosting, managed services and data & telecommunications provision at the *Computerworld* Hong Kong Awards 2005.

JULY

now TV celebrates its second birthday by announcing a customer base of 400,000 and an agreement that makes now TV the exclusive Hong Kong provider of HBO and STAR Group channels. Other additions include CNN Headline News, EuroNews, EETV Asia Channel, EETV Asia News and the Asian Food Channel.

For the seventh year running, NETVIGATOR wins the Top Service Award – Internet Service Provider Category at *Next Magazine's* Top Service Awards 2005. NETVIGATOR also wins the Top Service Gold Award and an individual silver Best Staff Award.

AUGUST

PCCW announces an interim profit of HK$1.1 billion, representing a 43% increase compared with the figure for the first six months of 2004. After deducting minority interests, net profit attributable to shareholders is HK$954 million, a 25% increase. The Board declares an interim dividend of 6.5 HK cents per share.

Representing more than 4,200 TV, radio and other media players in 60 countries, PROMAX and BDA name now TV winner of their World Gold and World Silver Awards.

SEPTEMBER

New channels unveiled by now TV include Asia's leading music service, made up of Channel [V] Mainland China, Channel [V] India and Channel [V] International.

A contract with Thai telecoms operator, True Corporation, marks CASCADE's first overseas IPTV project, establishing PCCW's technical services arm as a leader in IPTV technology.

OCTOBER

PCCW Global launches to expand the Company's share of the international business market and capture emerging opportunities in high-growth markets.

now TV announces the now Ticketing service, enabling viewers to purchase UA Cinema tickets and choose seats using a TV remote control. Also unveiled are the China Movie Channel, Movie Trailer Channel and now MOVIE CLUB.

Best in Business Award in the Asia Pacific Service Provider of the Year 2005 category is conferred on PCCW by the 70-member Metro Ethernet Forum for outstanding innovation.

PCCW announces completion of the sale of approximately 12.1% of MobileOne Ltd, one of Singapore's three mobile telephone operators. The stake was sold by Great Eastern Telecommunications Limited, PCCW's joint venture with Cable and Wireless plc.

NOVEMBER

now TV smashes through the 500,000-customer target set for the end of 2005, establishing itself as the world's leading IPTV service and envy of the global broadband pay-TV industry. Also announced is an interactive on-demand service.



Based on a survey among 400 multinational corporation network managers in Asia Pacific, PCCW Global is awarded the "Best International Leased Lines" – for the second consecutive year – and "Best International Frame Relay" titles in the


SUPERBRANDS
HONG KONG AWARDS TRIBUTE

international data services category of the Gartner DataQuest User Survey: International Telecom Services Asia Pacific 2005.

PCCW is named "Leading Local Brand 2005/2006" and wins the Telecommunications Category Award for the third successive year at the Superbrands Awards Ceremony.

CASCADE wins the Best Practice Award 2005 from the Best Practice Management Group in recognition of outsourcing excellence.

Our PCCW Convergence integrated office communications solution wins a Gold Award in the Enterprise Mobility Application category of the inaugural Hong Kong Wireless Technology Excellence Awards staged by the Hong Kong Wireless Technology Industry Association.

PCCW's Development for Direct Sales program wins a Certificate of Merit in the Awards for Excellence in Training 2005 recognition scheme run by the Hong Kong Management Association.

DECEMBER

Business NETVIGATOR wins the Business Internet Service category, and PCCW Convergence tops the Intelligent Communications Service class of the IT Square Editor's Choice 2005 Awards organized by the *Sing Tao* newspaper.

PCCW's Call Center Sales unit wins best-in-class honors for technical support management, while SUNDAY gains recognition for proactive service management at the Customer Relationship Excellence Summit staged by the Asia Pacific Customer Service Consortium.

CASCADE announces IPTV projects in Serbia and Montenegro, Ukraine and Morocco in collaboration with China's Huawei Technologies Co., Ltd. telecoms equipment vendor.

KEY FIGURES

FINANCIAL HIGHLIGHTS

For the year ended December 31, 2005
In HK$ million (except per share data)

	2005	2004 (Restated)[3]	Better/ (Worse) y-o-y
Turnover	**22,499**	23,002	(2)%
Cost of sales	**(10,467)**	(10,531)	1%
General and administrative expenses	**(8,052)**	(8,384)	4%
Other gains, net	**626**	409	
Provisions for impairment losses and restructuring costs	**(52)**	(91)	
Finance costs, net	**(1,701)**	(1,961)	13%
Share of results of jointly controlled companies and associates	**121**	147	
Impairment losses on interests in jointly controlled companies and associates	**(4)**	(16)	
Profit before taxation	**2,970**	2,575	15%
Income tax	**(1,103)**	(999)	
Profit for the period	**1,867**	1,576	18%
Attributable to:			
Equity holders of the Company	**1,595**	1,556	2.5%
Minority interests	**272**	20	
Earnings per share (in HK cents)			
Basic	**24.97**	28.98	
Diluted	**24.92**	28.77	
Dividends per share (in HK cents)			
Interim dividend	**6.50**	5.50	
Final dividend proposed after the balance sheet date	**12.00**	9.60	
EBITDA[2]	**6,650**	6,566	1%

	As at Dec 31, 2005	As at Dec 31, 2004	Better/ (Worse) y-o-y
Net debt[7]	**19,486**	26,274	26%

OPERATIONS HIGHLIGHTS

	As at Dec 31, 2005	As at Dec 31, 2004	Better/ (Worse) y-o-y
Fixed line market share[5]	**68%**	68%	0%
Business lines	**69%**	69%	0%
Residential lines	**66%**	67%	(1)%
Exchange lines in service ('000)	**2,564**	2,567	0%
Business lines ('000)	**1,164**	1,144	2%
Residential lines ('000)	**1,400**	1,423	(2)%
New Generation Fixed-Line sign-ups ('000)	**994**	969	3%
now TV installed ('000)	**549**	361	52%
Total broadband access lines ('000)	**953**	796	20%

Notes: Please refer to page 46 for the definitions



Dear Fellow Shareholders,
I am pleased to report another year of value creation by leveraging our existing assets and investing in new growth opportunities. In 2005, we further expanded our highly regarded now TV service, stabilized and revitalized our core fixed line business, and the acquisition of SUNDAY Communications Limited provided the platform to offer complete and integrated telecom services to our customers and opened up new opportunities for growth.

It was pleasing to see the growing evidence that now TV is becoming Hong Kong's favorite delivery platform for pay-TV and interactive services. now TV's success has enhanced PCCW's reputation as a world-class innovator in Information and Communications Technologies (ICT), and strengthened the PCCW brand. It has become a new revenue stream, and our unique proposition for acquiring new Netvigator broadband customers with good margins in the rapidly growing broadband market.

Our alliance with China Netcom Group has enhanced PCCW's prospects in mainland China, while strengthening our financial fundamentals. We reached agreement with China Netcom Group during 2005 to work together in broadband, property redevelopment and directories. Should China Netcom Group obtain a 3G license, we expect to be presented with the opportunity to cooperate, and we will then seriously consider our interest in this area.

While we remain prudent in our approach to the development of a wireless broadband network business in the United Kingdom, we began to see significant fundraising activities and deployment of similar technology and services in the United States. Following on the successful soft launch in 2004, we expanded coverage to the Western part of London. We are cautious on further expansion, as we await for a global consensus on technology standards.

The favorable property market continued to support the success of our premium property arm, Pacific Century Premium Developments Limited.

On behalf of the Board, I wish to thank PCCW's people for continuing to volunteer in such great numbers in support of various community and social projects. Their involvement provides evidence of the compassion and sense of social responsibility shown by the PCCW team throughout the year.

It is pleasing to report that prospects for 2006 are encouraging. The Hong Kong economy is growing strongly against a backdrop of continued strong growth in mainland China. We are operating in an improved regulatory environment. Our alliance with China Netcom Group has increased our potential to expand our various businesses beyond Hong Kong into mainland China.

We achieved important strategic objectives in 2005. During 2006, I will continue to work closely with the Board in laying solid foundations for the future growth and prosperity of our Company.



Richard Li
Chairman
March 29, 2006

STATEMENT FROM THE DEPUTY CHAIRMAN AND GROUP MANAGING DIRECTOR



- 2005 marked a turning point for the Group
- Our core fixed line business regained an upward trend
- We re-entered mobile by acquiring SUNDAY
- now TV continued to show encouraging results
- Solid progress was made in China with China Netcom Group

2005 marked a turning point for the Group. Our core fixed line business has regained an upward trend and encouraging signs were seen in key development areas – notably now TV and mobile services.

2005 RESULTS HIGHLIGHTS

2005 Group net profit attributable to our shareholders was HK$1,595 million, a 2.5 percent increase from last year. This was primarily due to a stabilizing core telecoms operation, efficiency gains, net investment gain and lower net finance costs.

Group EBITDA in 2005 was HK$6,650 million, 1 percent higher than a year ago. Group revenue decreased by 2 percent to HK$22,499 million primarily due to a change in accounting standard affecting recognition of property revenue from the Bel-Air project. Core revenue excluding Bel-Air increased 1 percent. Operating expenses were reduced by a further 9 percent in 2005.

Please refer to Management's Discussion and Analysis on pages 44 to 52 for more on the Group's results.

It gives me great pleasure to report that the Board recommended a final dividend for 2005 of 12 HK cents per share, subject to the approval of shareholders. This brings the total dividend for 2005 to 18.5 HK cents per share.

2005 OPERATIONS

Fixed Line – Our core fixed line business achieved a turnaround in 2005. We experienced a continuous monthly net line gain throughout the second half of 2005 after reaching an inflection point at the beginning of July 2005. The challenge ahead is to stabilize and improve the local telephony service revenue while upholding our market share positioning.

Total broadband access lines in service reached approximately 953,000 by the end of 2005 from approximately 796,000 at the end of December 2004, as our now TV business encouraged continued broadband growth.

now TV – The IPTV business in 2005 continued to show encouraging results, including a big jump in customer numbers and significant growth in both pay-channel subscribers and ARPU. In July, we announced exclusive-content agreements with HBO, the STAR Group and Mei Ah Entertainment. Our content was further enriched in January 2006 as STAR World became exclusive, and CNN International also became available on now TV.

New interactive features were introduced to now TV during the year. In October 2005, we launched the on-screen cinema ticketing services. Recently, another interactive value-added service, "now Select" was activated – a program on-demand service for three Cantonese-language channels.

In February 2006, PCCW and Galaxy Satellite Broadcasting Limited announced an agreement for the carriage of the TVB PAY VISION service on the PCCW platform for a period of five years with another five year option. This arrangement will strengthen our position as the most comprehensive pay TV platform in Hong Kong.

In March 2006, we took another step to further localize our content by launching the Cantonese-language Business News Channel (now BNC). The 24-hour now BNC will offer coverage of financial and property markets as well as general business news. We expect this channel to be yet another impetus for subscriber growth.

PCCW mobile – The Group re-entered the mobile market in June 2005 by acquiring SUNDAY and created a new brand, PCCW mobile. In January 2006, we introduced an unprecedented six-month "3G Trial". This trial provides a stress test for our network and an educational exercise for customers who would like to try our new 3G services. The trial attracted over 330,000 applications and we have selected about 110,000 users. Surveys have revealed a high level of satisfaction with our 3G handset, network coverage and content. We will continue to enrich the content and applications, and look forward to transforming 3G trial users into our paying customers in the second half of 2006.

For 2G service, additional capital expenditure was invested to enhance the coverage and capacity of the existing SUNDAY network. The total number of 2G subscribers was 738,000 at the end of December 2005 compared to 702,000 at the end of June 2005 when SUNDAY was acquired.

PCCW Solutions – Our IT solutions business unit has been rebranded "PCCW Solutions". In January 2006, PCCW Solutions was awarded a 10-year Electronic Passport System (e-PASS) contract from the HKSAR Government. This contract has further proved our excellent reputation, superior IT capabilities and strong resources to deliver world class quality system projects.

Cascade – This business unit successfully captured several overseas projects in 2005. One of the major projects completed was building a network infrastructure interconnecting all government agencies for Brunei's Ministry of Finance. In September 2005, Cascade signed a contract with a telecoms operator in South East Asia to upgrade its broadband network using our latest IPTV technology.

Pacific Century Premium Developments Limited (PCPD) – Our Bel-Air luxury residential development continued to strengthen its brand in the market during the year. More than 210 luxury apartment units were sold in 2005, generating approximately HK$3,551 million of sales proceeds. HK$727 million of surplus proceeds from the Cyberport project was distributed to the Company in 2005. The redevelopment of our first telephone exchange in Sheung Wan, Hong Kong is on schedule and is expected to complete before the end of 2008.

CHINA NETCOM GROUP

Real Estate Development – Working closely with the Chaoyang District Government, PCCW and China Netcom Group have presented the Hu Jia Lou telephone exchange redevelopment proposal to various government departments including the Land, Planning and Traffic Departments. The proposal has been well received by the respective government officials. Under our proposed scheme, which is still subject to further government approval, the site area will be close to 15,000 square metres with a Gross Floor Area of approximately 100,000 square metres. Feasibility studies for the remaining sites in China Netcom Group's portfolio are also underway.

Telephone Directories (Yellow Pages) – Restructuring of PCCW's Yellow Pages business in China is in advanced stages. We are now ready for further discussions with China Netcom Group to form a joint venture to operate telephone directories businesses and related value-added services in 20 provinces in mainland China.

Broadband – PCCW has entered into a sale and purchase agreement with China Netcom Group on acquiring a 50 percent stake in China Netcom Broadband Corporation Limited ("CNCBB"), which provides broadband access and value-added services in the cities of Hangzhou and Ningbo. We hope to finalise all outstanding issues and obtain approvals from the relevant Chinese authorities by late April 2006.

Mobile – Following our acquisition of SUNDAY, a joint working team with China Netcom Group has been formed to carry out research on the provision of mobile services in Guangdong province and the Yangtze River Delta. China Netcom Group is now conducting a 3G trial in a designated city and is awaiting the result of the telecoms review by the Central Government which will decide on the issue of 3G licenses in due course.

OUTLOOK

Few traditional telecommunications incumbents in the world have successfully arrested the decline in market share after liberalization. June 2005 was without a doubt the turning point; since then, the Company has been registering net gain in fixed lines month after month.

now TV, launched more than two years ago, has won worldwide acclaim as the most successful IPTV operation, not only in subscriber numbers but also in richness of content. Looking ahead, the Group will roll out HDTV on the now TV platform, and, based on the success of the cinema booking service, further expand the interactive functions of IPTV to other areas of e-commerce. The proposed acquisition of a 50% stake in CNCBB, which has Internet access operations in the mainland cities of Hangzhou and Ningbo, gives the opportunity to enter the huge mainland market. Many operators around the world have expressed interest in co-operative arrangements with PCCW in IPTV.

The same technological leadership is fully demonstrated in the product line-up for the fixed line phone. More exciting new products are in the pipeline as the Group progresses with the building of its Next Generation Network.

Despite being the fourth operator to enter the 3G market, PCCW is the only operator with the ability to offer the quadruple play of fixed line voice, data, video content and mobile services. The synergies and opportunities for inter-play between the four are immense. The challenge is to ensure that the great majority of those on the 3G trial program become satisfied paying customers.

The Group's efforts to commercialize certain internal functions to serve external customers have shown significant success. Both PCCW Solutions and PCCW Teleservices have landed major contracts from the Government of the Hong Kong Special Administrative Region, multi-national corporations, banks, airlines, and insurance companies. The technical services arm, Cascade Limited, is carrying out assignments in no less than ten countries.

The Group's efforts to stabilise core business and grow new business are beginning to bear fruit. More needs to be done but the Group hopes to see a positive impact of these initiatives on our financials in the years ahead.



Jack So
March 29, 2006

A YEAR OF INNOVATION AND GROWTH

PCCW made solid progress in 2005, building on foundations laid in previous years with some major achievements to set the scene for growth.

The PCCW brand was strengthened at home and overseas as the Group maintained a track record of innovation and service quality, while pursuing a strategy that positions PCCW as a fully-integrated provider of connectivity, mobility, information and entertainment.

A major development in 2005 was the acquisition of a majority stake in SUNDAY, heralding PCCW's return to Hong Kong's mobile communications scene and opening up a new vista of opportunity to explore synergies across the Group. This led to a ground-breaking "3G Trial" in early 2006 to help PCCW develop an exciting new 3G experience for Hong Kong.






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Year 2005 also saw NOW TV rise to become the largest pay-TV operation of its kind in the world, with subscriber numbers reaching our 500,000 year-end target in November, before finally settling at 549,000 at the end of December.

Another milestone development last year was a major change in Hong Kong's regulatory regime – greatly assisted by our consultative and litigation efforts – granting far greater commercial freedom to the way we price our products and services (see page 21).

This new freedom, coupled with the move back into the mobile business, has enabled the Company to optimize its position as Hong Kong's most comprehensive service provider by creating imaginative marketing, cross-selling and pricing initiatives.

That has also empowered managers and their teams to maximize the integration of PCCW's products, services and content by exploring new possibilities and creating innovative solutions, packages and propositions.

Hong Kong's buoyant economy assisted growth in the fixed-line market in 2005, during which a gradual erosion in the overall number of fixed lines was reversed, helping to create a fertile sales and marketing environment for both PCCW's Consumer and Commercial Groups.

A major 2005 event was the announcement of a strategic alliance between PCCW and China Netcom Group to jointly develop businesses in mainland China and internationally. Terms of the alliance were approved by shareholders at an Extraordinary General Meeting on March 16, 2005, and three directors nominated by China Netcom Group joined the PCCW Board in April.

Like 2004, last year saw PCCW collect an array of accolades, including the highly-significant "Best International Leased Lines" and "Best International Frame Relay" titles in the international data services category of the Gartner DataQuest User Survey: International Telecom Services Asia Pacific 2005. The rankings were based on a survey of 400 network managers in multinational corporations in Asia Pacific and resulted in PCCW being placed at the top of a league-table of major telecoms operators.

LOCAL TELEPHONY

PCCW turned net line loss into line gain in 2005 – from a total net loss of 95,000 lines in the second half of 2004 to a net gain of 50,000 business and residential lines in the last six months of 2005.

After PCCW's obligation to seek the regulator's pre-approval for price adjustments was stripped away in January last year, the Company was able to capitalize on newfound flexibility by introducing creative pricing and cross-selling programs to offer customers greater choices and more benefits. The result was new customers, a higher "winback" rate in attracting subscribers back from competitors and greater loyalty among existing customers.

The strength of the PCCW brand and our reputation for high-quality products, tip-top customer service and value for money means the Company has been able to focus on profitability rather than market share, without being drawn into price wars.

Customers have enjoyed their third upgrade so far in New Generation Fixed Line (NGFL) SMS phones, with the latest cordless model for the home sporting a color screen and continued enrichment of functionality and features.

Constant enhancement of the infotainment downloads available on NGFL phones continues to differentiate our service from the rest of the market and reinforces PCCW as a premium service provider. Most NGFL content is free, while some services, such as downloadable ring and connecting tones and stock quotes, are competitively priced.

PCCW's reputation as a world leader in IP technology was reinforced last year by a number of high-profile projects, such as a contract to build a leading-edge, IP-based network for Hong Kong Exchanges and Clearing Limited (HKEx), which when finished in 2007 will result in the largest integrated, mission-critical, IP-enabled securities and derivatives network in Asia.

Another milestone development was a 10-year agreement under which PCCW joined with Hong Kong's new world-class AsiaWorld-Expo exhibition and event complex to provide next-generation ICT services to organizers, exhibitors and visitors from all over the world. As AsiaWorld-Expo's sole ICT provider, PCCW set out last year to build Asia's largest indoor wireless broadband network, plus an array of other leading-edge IP-based services.

PCCW's Commercial Group was also responsible for the Best in Business Award from the Metro Ethernet Forum, which is made up of some 70 organizations, including major telecoms service providers and network equipment and software manufacturers. Winning the award in the Asia Pacific Service Provider of the Year 2005 category, PCCW was said to have demonstrated outstanding ability and innovative skills in finding imaginative ways to integrate new service offerings with world-class business practices in the region.

That reputation for innovation was also reflected in enhanced versions of the PCCW Convergence service, which brings office communications together into one onscreen interface. The service continues to prove popular among Hong Kong's enterprise community, attracting 23,000 users by the end of 2005, compared with 10,000 the year before.

In fact, PCCW Convergence outperformed more than 40 other entries to win a Gold Award in the Enterprise Mobility Application category of the inaugural Hong Kong Wireless Technology Excellence Awards staged last year by the Hong Kong Wireless Technology Industry Association. In addition, the service topped the Intelligent Communications Service class of the IT Square Editor's Choice 2005 Awards organized by the *Sing Tao* newspaper.

TRANSITION TO AN ALL-IP NETWORK

Year 2005 saw careful planning of PCCW's transition to an all-IP network – or Next Generation Network (NGN) – to serve the Company's development as a provider of content, interactivity and transactional services, as well as connectivity.

During the year, the tender process was completed to select suitable vendors for access, core IP network and intelligent switching layers of the NGN, which will involve a number of vendors conforming to international NGN standards.

Running until 2014, our NGN program will result in one efficient, cost-effective IMS (IP-based Multimedia Services) platform carrying all traffic, whether voice, Internet, video, multimedia or applications on an all-IP "super-highway" network.

The first, or pilot stage will go live in 2006 and spearhead a network-wide upgrade based on a "just-in-time" planning model so that existing equipment is replaced at the end of its useful lifespan to prevent unnecessary expense and waste of resource. In fact, PCCW's NGN transition has been planned so that annual capital expenditure and eventual cost will be proportionate to the levels of investment traditionally required over time to keep legacy networks up to speed with demand.

The transition will also be executed seamlessly so that customers will not have to acclimatize to new tones or commands when using fixed-line phones, except that new and innovative services will be introduced in step with the upgrade.

Higher-speed bandwidth rollout to customers (beyond existing 8 Mbit/s services) is also planned to keep abreast of dynamic market demand, such as for interactive services from today's now TV, as well as an expected appetite for High Definition TV and more transactional functionality on fixed-line phones. Higher-speed bandwidth will also enable the development of "home networks" and Fixed Mobile Convergence, featuring suites of innovative lifestyle-enhancing applications.

INTERNATIONAL TELECOMS SERVICES

Although Hong Kong's International Direct Dial (IDD) market remained fiercely competitive in 2005, PCCW was able to generate double-digit growth in overall traffic minutes, make gains in total market share and keep price erosion at a lower level than the market average. The Company's return to the mobile communications business provides a potentially valuable opportunity to market our 0060 IDD service among mobile users at a time when the Hong Kong IDD market is showing continued signs of growth.

PCCW mobile

The acquisition of a controlling stake in SUNDAY in June last year signaled PCCW's return to the mobile communications scene and represented a major strategic milestone in the Company's development as a comprehensive service provider.

The move enabled PCCW to start work on a wider range of services for customers, progress plans for future Fixed Mobile Convergence and position the Company to be China Netcom Group's preferred mobile partner.

In January 2006, the Company hit the headlines when the new PCCW mobile division unveiled a ground-breaking "3G Trial" designed to offer customers an exciting new 3G experience and provide valuable feedback to help fine-tune the PCCW service before launch.

A major advertising campaign under the banner "PCCW wants you!" invited mobile users to join our "3G Trial" and drew over 330,000 applicants.

The six-month trial offer included use of a PCCW-branded handset, local airtime and inter-network video calls, MMS and








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SMS. The offer also included local GPRS use for browsing the PCCW mobile 3G WAP portal, plus highlights, movie trailers, drama, news and music from now TV and TVB Channel.

The provision of now TV content on PCCW mobile 3G handsets is a prime example of new synergies that have been created across the Group by our return to the mobile communications business. Opportunities now exist for PCCW to produce imaginative and attractive packages for customers from a wider variety of products and services.

BROADBAND

Year 2005 saw PCCW following a strategy of differentiating our broadband offer in the market by leveraging the all-round strength of the NETVIGATOR brand and introducing new value-added services and customer benefits to enhance NETVIGATOR's positioning as Hong Kong's premier broadband provider.

The number of residential customers rose to about 798,000 in 2005, from approximately 660,000 the previous year, while the number of retail business broadband lines – part of the Business eSolutions portfolio – increased to 88,000 by the end of 2005 from about 74,000 in 2004.

Consumers subscribing to now TV had the effect of boosting residential broadband take-up, while high satisfaction with the pay-TV service helped reduce churn among existing NETVIGATOR broadband Internet customers.

The business broadband market continues to grow, as PCCW creates more innovative applications to make broadband ever more useful to our commercial customers. Churn in the business sector has been kept to a minimum by the appeal of PCCW's many value-added services, such as security and storage features.

The broadband scene in Hong Kong is widely regarded as the most successful commercially-focused model in the world, with overall household penetration reaching 65.6% as of December 2005, according to OFTA. PCCW is able to serve all major business areas and 95% of all homes with broadband service.

now TV

Our pay-TV service became the largest of its kind in the world in 2005, with total subscriber numbers breaking through the 500,000 year-end target in November, reaching 549,000 by the end of December 2005. Building the customer-base will continue to be a primary focus in 2006.

Content improved steadily in terms of quantity, quality and variety over the year to reach more than 100 channels by 2006. In addition, special deals were struck to make now TV the exclusive Hong Kong provider of all STAR and HBO movie channels, as well as 2006 FA Cup coverage and the UEFA Champions League for three years beginning September 2006.

Upholding its image as the envy of the world's IPTV industry, now TV maintained a stream of innovation in 2005 that increased interactivity for subscribers and transformed the living-room TV set into a transactional tool.

A deal with the CityLine Internet and tele-ticketing company spawned the now Ticketing service, which enables customers to buy UA Cinema tickets and choose seats using the now TV remote control device. The service has proved to be a big hit among subscribers, who are able to watch trailers for the latest blockbuster movies on Channel 8, then buy cinema tickets from the comfort of their own armchairs. More interactivity and transactional e-commerce services are planned for 2006.

Another key development in 2005 was now Select, an on-demand service enabling subscribers to the STAR Chinese Movies and Mei Ah Drama and Movie Channels to enjoy access to libraries of movies and drama series at any time for just HK$15 per month. The now Select service is expected to be extended to include content from other channels in 2006.

Movie fans also welcomed the launch of the now MOVIE CLUB last year, which offers subscribers the chance to attend special cinema preview screenings of blockbuster films in Hong Kong.

PCCW found that between 85% and 90% of all new NETVIGATOR broadband Internet-access customers became now TV subscribers, and a special "minipack" promotion continued to encourage viewers to subscribe to more channels by offering a "spend more, get more" deal.

A campaign was launched early last year to boost now TV's local content and led to the addition of the Cantonese 24-hour ATV News channel, plus more Asian drama and Chinese movies. Other channels added in 2005 included BLOOMBERG TELEVISION, CNN Headline News, the Boomerang children's channel, EuroNews, EETV Asia Channel, EETV Asia News and the Asian Food Channel, as well as Asia's leading music service, made up of Channel [V] Mainland China, Channel [V] India and Channel [V] International.

Local content received another boost in early 2006 when PCCW announced an agreement for the now TV platform to carry Galaxy's TVB PAY VISION service of eight TVB-produced channels plus 12 others, bringing our pay-TV service line-up to more than 110 channels. A further development in early 2006 saw the launch of now Business News Channel, a self-produced, premium-quality, Cantonese-language, financial news channel.

An exciting new delivery medium opened up to our pay-TV service when PCCW announced a return to the mobile communications business and the 2006 launch of a six-month "3G Trial", enabling participants to watch now TV content and try a host of other exciting infotainment features on their unique PCCW-branded handsets.

In August last year, PROMAX and BDA, which represent more than 4,200 TV, radio and other electronic media players in 60 countries, named now TV winner of their World Gold and World Silver Awards at a special event in New York.

NETVIGATOR

The NETVIGATOR brand was further strengthened in 2005 by a string of awards, more value-added services and special brand-enhancing promotions such as the "Love Music" series of live concerts featuring popular Hong Kong stars.

The Internet Service Provider's (ISP) reputation for innovation received a boost in early 2006 when PCCW mobile's much-publicized "3G Trial" made it possible for participating customers to access their NETVIGATOR email accounts on their mobile phones.

Among NETVIGATOR's accolades for the year was the Top Service Award – Internet Service Provider Category in *Next Magazine's* Top Service Awards 2005 – making our ISP the winner for seven consecutive years. NETVIGATOR also won the Top Service Gold Award and an individual Silver Best Staff Award in *Next Magazine's* recognition scheme.

Other awards included Broadband Service Provider of the Year 2005 honors from consulting firm Frost & Sullivan's Asia Pacific Technology Awards 2005, and the PCM Best of IT Awards – Best of Broadband Internet Service Provider Award from *PC Market* magazine, following a readership poll.

Regional industry magazine *Telecom Asia* conferred its Best Broadband Carrier award on PCCW at the 2005 *Telecom Asia* Awards, and Business NETVIGATOR won the Business Internet Service category of the IT Square Editor's Choice 2005 Awards organized by the *Sing Tao* newspaper. NETVIGATOR also won an Emotive Brand Award in the Mobile/Internet Service category of an awards scheme run by Yahoo!.

In addition, year 2005 saw NETVIGATOR become the first ISP in Asia to acquire BS 15000 certification, the latest worldwide standard for IT&T industry operation processes.

Wi-Fi services

NETVIGATOR customers are able to access the Internet wirelessly at more than 350 Wi-Fi hotspots, making our network of hotspots the most extensive in Hong Kong.

PCCW's wireless Internet-access expertise was further demonstrated when a new service was unveiled to enable passengers onboard Hong Kong's Central-Discovery Bay ferries to go online – the first such wireless broadband Internet-access service in Asia.

NETVIGATOR provides a Wi-Fi service throughout all public areas of Hong Kong International Airport, and many Cathay Pacific travelers are able to enjoy the NETVIGATOR Inflight service, which enables customers to send and receive email while in flight.

now.com.hk

NETVIGATOR provides a total experience in broadband home entertainment – *now.com.hk* for PC users and now TV for television viewers.

As well as the portal's multimedia platform offering current TV and radio programs, plus music videos and Asian drama, *now.com.hk* has expanded its range of attractions to include a greater variety of opportunities for subscribers to play online games on an e-commerce basis.

Year 2006 will see the *now.com.hk* team adding more attractive content and features, reinforcing the portal's image as Hong Kong's premier Internet-based local multimedia entertainment platform.

NETVIGATOR subscribers are the first in Hong Kong to use an "avatar" feature – co-branded with prominent names in fashion and sportswear – that enables *now.com.hk* users to build an online image from a choice of hairstyles and clothes.

These serve to encourage growth in NETVIGATOR's online community of young, Internet-savvy, broadband users.

PCCW CONSUMER SALES AND CHANNELS

PCCW runs one of the largest and most innovative sales operations in Hong Kong, via channels including retail shops, 24-hour call centers, a direct sales team and partnership sales.






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A chain of PCCW shops showcases the Company as an expert in ICT and offers shoppers total connectivity plus a full range of the latest telecoms, computer and digital products. All our 17 retail outlets have been upgraded to offer a bright, attractive and interactive shopping experience.

Last year, the PCCW chain of shops was named Service Category Leader in Electronic & Electrical Appliances/ Telecommunications by the Hong Kong Retail Management Association Mystery Shoppers Programme. In addition, readers of the *Guangzhou Daily* newspaper have awarded the PCCW shops chain the title, "Hong Kong Merchants of Integrity", for three consecutive years, including 2006. Our retail outlets also won the newspaper's My Favourite Top Ten Brands of Hong Kong Award.

For the second consecutive year, our 24-hour call center won a gold award from the Hong Kong Association of Customer Service Excellence, plus a best-in-class award from the Asia Pacific Customer Service Consortium.

PCCW products and services are also taken to consumers by Hong Kong's largest mobile team of direct sales professionals, while more than 600 business agents act as retail outlets for PCCW phonecards, network services, computer hardware and accessories.

Our direct sales team is committed to upholding the highest professional standards and complies with OFTA's nine "Best Practice Indicators" designed to provide customers with a positive sales experience.

In fact, the Development for Direct Sales program, run by PCCW Group Training, last year won a Certificate of Merit in the Awards for Excellence in Training recognition scheme organized by the Hong Kong Management Association.

The increasingly popular and widely-circulated monthly lifestyle magazine, *i.shop*, supports PCCW's integrated consumer sales channels by publicizing a wide variety of ICT products and services.

BRAND

As a corporate asset of significant value, the PCCW brand went from strength to strength in 2005, thanks to continued demonstration of innovation, quality, a strong customer service ethic and value for money.

Powerful branding is vital in Hong Kong – one of the world's most competitive telecoms arenas – and regular surveys help us to understand market dynamics and influence purchase decisions.

The five core values behind the PCCW brand – innovation, knowledge, experience, trustworthiness and caring – are analyzed continually to keep in step with the evolving environment in which the Company operates.

For example, a December 2005 study by the TNS market information group, involving nearly 3,000 Cantonese speakers, revealed that PCCW was regarded as "reliable and trustworthy" when compared with bluechip companies of similar standing, and a leader in delivering "innovative products and services that enhance my lifestyle". Nearly





three-quarters of those surveyed – compared with two-thirds last year – agreed that the latter attribute best described PCCW when ranked against other telecoms service providers.

The same survey identified PCCW as the preferred service provider when respondents were asked to rate five telecoms companies in terms of "has staff that are knowledgeable and helpful when making product and service selection".

Similarly, 73% of respondents singled out PCCW when asked to rate the telecoms provider that "makes it worth my while to use two or more of its individual services at the same time".

On the commercial side, the power of the PCCW "motherbrand" was harnessed by the new PCCW Solutions identity created for the Group's IT services arm, Unihub. The new branding offers a more graphic description of how the division serves customers, while communicating the message that PCCW Solutions is able to call on a diverse wealth of skills, experience and expertise from across the entire PCCW Group.

Similarly, the "motherbrand" was the basis of the new identity for the PCCW Global business unit, formed last year when the international section of PCCW's Commercial Group was merged with wholly-owned subsidiary BtN Access, Inc.

The same approach was used in early 2006 when the PCCW mobile division was formed to facilitate our return to Hong Kong's mobile communications scene.

In 2005, the Superbrands Organization named PCCW "Leading Local Brand" and presented the Company with the Telecommunications Category Award for the third consecutive year. In 2004, PCCW was named "Best Local Brand" by Superbrands, an internationally-recognized arbiter of branding with a presence in more than 42 countries.

In addition, PCCW won the Platinum Telecom Company Award in the *Reader's Digest* SuperBrands Asia 2005 scheme, based on a consumer survey in six Asian markets.

As a socially-responsible corporation on the *FTSE4Good Global Index*, PCCW is committed to contributing to the community, which is reflected by the Company's "caring" brand attribute. PCCW and its people give practical and financial help to a wide range of charitable, community, cultural and environmental causes in Hong Kong.

CASCADE LIMITED

Energetic pursuit of revenue-generating opportunities with network-reliant organizations around the world resulted in a number of contracts and a significant increase in income last year for CASCADE Limited, PCCW's technical services subsidiary.

A milestone in 2005 was a contract to provide an end-to-end IPTV solution for True Corporation, a leading telecoms operator in Thailand. The project will serve to reinforce CASCADE's reputation as a world leader in IPTV technology.


PCCW

Working in partnership with telecoms equipment vendor Huawei, CASCADE embarked on IPTV projects as far afield as Serbia Montenegro, Ukraine and Morocco. Demand for CASCADE services from operators around the world planning IPTV projects is expected to grow in 2006.

Back in Asia, CASCADE won a contract with the Ministry of Finance of the Negara Brunei Darussalam Government to create network infrastructure interconnecting all government agencies in support of the Sultanate of Brunei's e-government strategy. Other projects were undertaken in Indonesia, Malaysia, Taiwan and Macau.

Closer to home, CASCADE was involved in a number of high-profile projects in Hong Kong and served major customers in mainland China, including PCCW's strategic alliance partner China Netcom Group.

In Hong Kong, CASCADE continues to meet its parent's increasingly complex technology needs and plays a major role in maintaining excellent service quality and developing the products and services that earn PCCW a reputation for innovation on the world stage.

As in previous years, CASCADE collected an array of awards in 2005. These included Gold Awards in all 14 categories of assessment of the Hong Kong Quality Assurance Association Business Performance Index (BPI) Awards scheme, which also conferred eight BPI "Outstanding" certificates on CASCADE. In addition, CASCADE received the Best Practice in Outsourcing Award from the Best Practice Management Group, the Customer Relationship Excellence Award from the Asia Pacific Customer Service Consortium, a Q-Mark Scheme Quality Services License from the Federation of Hong Kong Industries and the Best Vote-canvassing Award for a Quality Improvement Team from the Quality Improvement and Experience Sharing Convention.

CASCADE was also largely responsible for PCCW's "Best International Leased Lines" and "Best International Frame Relay" rankings in the Gartner DataQuest User Survey of all major carriers in Asia Pacific.

By the end of last year, CASCADE's people were holding more than 1,900 certifications, making the PCCW subsidiary one of the most highly-qualified technical services operators in the world. In 2005, CASCADE was also instrumental in NETVIGATOR's BS 15000 certification, which is the latest world standard for operation processes in the IT&T industry. Quality accreditations held by CASCADE include the telecoms-specific TL 9000 standard and BS 7799-2 certification for information security management.

CONTACT CENTERS

The PCCW Contact Center unit provides services and solutions that enable clients to maximize opportunities every time they have contact with their customers.

The unit runs one of Asia's largest and most sophisticated contact-center operations and is the biggest networked contact-center player of its kind in Greater China, with eight networked sites at locations including Beijing, Shanghai, Guangzhou, Shenzhen and Taipei, as well as Hong Kong.

The sites involve 4,000 positions and about 5,000 agents handling millions of inbound and outbound customer calls in 15 languages to serve PCCW's own customers and provide contact-center solutions for large organizations across Greater China.

Many top-tier multinational corporations, such as Nokia, Cathay Pacific and HSBC, are served by a PCCW Contact Centers portfolio that includes operational consultancy, build and design and outsourcing. Research in 2005 showed that the unit delivered between 10% and 30% in cost savings in running customer care programs, and exceeded telemarketing targets.

According to Frost & Sullivan, the compound average growth rate for the contact center outsourcing market in 2008 is set to reach 31.5% in mainland China, 18% in Taiwan and 13.4% in Hong Kong.

PCCW Contact Centers has attracted local and international acclaim for being highly skilled in all forms of customer contact and has won Hong Kong Call Centre Association (HKCCA) awards every year since 2001. In 2005, the unit won a Regional Call Centre Award from the Call Centre Council of Singapore, plus seven HKCCA accolades, including a Bronze Award for the Best Outsourced Call Centre of the Year.

Our contact center business also won a Customer Service Excellence Silver Award from the Hong Kong Association for Customer Service Excellence, and recognition for Best Customer Service in the Guangdong Province. In addition, the unit has been named one of the top-50 teleservices agencies in the world for three consecutive years by Customer Interaction Solutions, a US-based firm specializing in the global call-center industry. Based on 2005 findings, Customer Interaction Solutions ranked PCCW Contact Centers one of the global top-10 service providers in the Interactive Outbound category and one of the world's top-3 Interactive Inbound service providers.

A YEAR OF MAJOR PROGRESS

As well as being influenced by market forces, the Group's results are affected by policies established by the Hong Kong SAR Government and the two regulatory bodies that oversee the telecommunications and media sectors – the Office of the Telecommunications Authority (OFTA) and the Broadcasting Authority (BA).

Prime examples of such policies have been compulsory provision to competitors of our local-loop assets (phonelines into homes and businesses) and the regulation of PCCW as a dominant provider of residential and business-line services. Major progress was made on these, and other issues, in 2005.

Telecoms wholesale services

PCCW continued to provide network-to-network interconnection to other telecoms providers in 2005, with charges generally applied on a per-minute basis. Last year, major per-minute interconnection rates remained unchanged.

The Company also provides Fixed Telecommunications Network Services (FTNS) competitors with access to "last-mile" phonelines between exchanges and customers – a requirement known as "local-loop unbundling" – pursuant to OFTA-approved tariffs and contracts. Interconnection and unbundled local-loop services are provided to competitors on a non-discriminatory basis.

In July 2004, the Government announced that its policy of compulsory local-loop unbundling would be phased out, on a building-by-building basis, no later than June 30, 2008. In 2005, the Company negotiated new wholesale agreements with two major carrier customers, as we continued the transition of these unbundling arrangements from regulated to commercial agreements. In addition, PCCW provides Internet Service Providers (ISPs) with bandwidth services, pursuant to OFTA-approved tariffs.

Telecoms retail pricing flexibility

In the second half of 2004, OFTA initiated a consultation with a view to changing the regulation of PCCW's pricing activities from ex-ante to ex-post.

OFTA adopted this new regulatory regime on January 13, 2005, with PCCW-HKT Telephone Limited (HKTC) accepting a new ex-post Fixed Carrier license on January 14, 2005. In the ex-post regime, OFTA's prior approval for tariff revisions (including discounts and promotions) is no longer required. Instead, HKTC notifies OFTA of any tariff revisions one day before they become effective.

This modification represents a significant change in OFTA's regulatory approach and has allowed PCCW to compete on a more level playing field. During 2005, the Company launched a variety of promotions and loyalty programs to address competition, with ex-post tariff revisions being employed to enhance operations, introduce new services and support network investment. The significant change in the churn rate in 2005 is, in part, due to the transition from ex-ante to ex-post regulation.

The ex-post regime has also permitted us to de-tariff some services and to increase rates for other services. In addition, no presumption as to the Company's dominance in any market can be drawn from this new license.

Broadband Wireless Access (BWA) services

OFTA launched a public consultation in December 2004 on the licensing framework for deployment of BWA as an alternative to the delivery of both fixed and mobile telecommunications services in Hong Kong. Consultation submissions were filed in mid-March 2005. After considering responses received, OFTA formulated a set of proposals and issued a second consultation paper in August 2005 seeking comments from the industry on the proposals.

PCCW joined 12 other operators in filing a joint submission in November 2005. The filers considered it was premature to discuss details surrounding the implementation of BWA services when the overall Spectrum Policy review (SPR) – which would define BWA spectrum, cover interference management and stipulate rights attached to the spectrum used by BWA and other services – had not yet been conducted. The SPR was recognized as necessary and timely by the Government in 2004. PCCW and the 12 other operators suggested it would be more appropriate for spectrum and convergence policy issues to be decided first in the SPR and in the Fixed Mobile Convergence consultation *(see below)* before detailed matters relating to the use of specific spectrum, such as BWA, were decided. At the time of compiling this report, the SPR had not been commenced and the BWA consultations were still pending.

Fixed Mobile Convergence (FMC)

In anticipation of increasing convergence between fixed-line and wireless services, and the fact that these services are currently being offered under separate licenses, OFTA considered it appropriate to conduct a consultation to examine whether there was a need to revise the existing regulatory regime to cater for converged fixed-mobile services. A consultation paper was issued by OFTA in September 2005. This focused on the terms and conditions associated with a proposed new unified carrier license for converged fixed-mobile services, leaving the more substantive FMC issues to be dealt with under a later consultation. In the joint submission made by PCCW and 12 other operators in November 2005, the operators argued that it was inappropriate for the terms of the unified carrier license to be discussed before the more substantive FMC issues were resolved. OFTA has now commenced a study on the set of substantive FMC issues.

Voice over Internet Protocol (VoIP)

Year 2005 saw an increasing number of service providers offering VoIP services in the market. A primary use of these services is to enable users to make IDD calls using the public Internet. Another primary use is for the provision of local services. The need to formulate a framework to regulate VoIP services was recognized by OFTA in 2004 when it issued a consultation paper soliciting views from the industry. After considering responses, OFTA issued a statement detailing the regulatory framework for VoIP services in June 2005. Under the statement, VoIP services were permitted to be offered by facilities-based licensees (Class I) or services-based licensees (Class II), each with their own rights and obligations. VoIP services offered by Class I licensees were, however, to possess the same functionality as traditional fixed-line voice services.

Merger and Acquisition Provisions

In 2005, OFTA approved the acquisition of SUNDAY by PCCW and the acquisition of PEOPLES by China Mobile under these provisions. The application from CSL and New World PCS to merge their companies has more recently been approved by OFTA.

Broadcasting services

PCCW's domestic pay-TV service continued to grow in 2005, during which PCCW engaged the Broadcasting Authority on a number of licensing and competition questions with the purpose of requiring competitors to comply with the licensing regime and their specific licenses.

A VISION TO BE GREATER CHINA'S IT SERVICES OPERATOR OF CHOICE

PCCW SOLUTIONS

Operating as PCCW's IT services arm, this division plays a central role in building Hong Kong's image as a world-class digital city.

After helping Hong Kong's leading-edge Smart ID Card become the envy of governments all over the world, PCCW Solutions won a 10-year contract for the total design, provision and on-going maintenance of an e-Passport System for the HKSAR Government's Immigration Department.

In early 2006, the division announced a multi-million-dollar contract with the Treasury of the HKSAR Government for the supply, implementation and maintenance of a highly-sophisticated Government Financial Management Information System (GFMIS), plus provision of on-going support and related services. The new system will support all accounting and financial management processes and replace the Ledger Accounting and Financial Information System (LAFIS), and other legacy systems, that have been in use for more than 20 years. The new web-based GFMIS will connect about 5,400 users across all government bureaus and departments.

With this and a number of other high-profile projects under way, PCCW Solutions has adopted the vision to become one of the top fully-integrated IT players in Greater China, offering the fullest range of technology-neutral IT services.

A significant development early this year was the change of brand from Unihub to PCCW Solutions – an identity that offers a graphic description of how PCCW's IT flagship serves customers by integrating information, communications and technology to create practical solutions.

The new branding also underscores the message that PCCW Solutions is able to call on a diverse wealth of skills, experience and expertise across the PCCW Group.

The division won business with a number of HKSAR Government departments last year and continues to take on projects to support large Hong Kong manufacturers and retailers in their expansion into mainland China. PCCW Solutions provides state-of-the-art systems that enable clients to run multiple production and retail operations in mainland China from a base in Hong Kong.

Another high-profile deal in 2005 was a three-year contract making PCCW Solutions the preferred IT partner to Dragonair, following highly-successful projects to provide the airline with an iProcurement system, plus financial and HR systems.

In mainland China, PCCW Solutions followed a massive 31-province China Mobile ERP (Enterprise Resource Planning) project with contracts to provide similar solutions for China Netcom Group.

Also in mainland China, the PCCW Solutions Outsource Development Center in Guangzhou is now supporting a number of projects by bringing technologies from all over the world and turning them into practical solutions for customer organizations in Greater China.

In addition, the division's Internet Data Center (IDC) sub-division made significant progress in 2005 to become one of the largest operations of its kind in Hong Kong and mainland China. This valuable element of the PCCW Solutions portfolio has flourished into a design-and-build, as well as a hosting service, and serves customers such as The Bank of East Asia, Amway (China) Co Ltd and ZTE Corporation, one of China's largest providers of telecoms equipment.

PCCW DIRECTORIES

After doubling Internet-related revenues over the last three years, PCCW Directories is now seen as a major player in Hong Kong's Internet advertising industry.

Attracting 23 million page views per month, Internet Yellow Pages (IYP) is one of the most popular portals in Hong Kong and offers customers maximum advertising exposure on the Web. Our IYP customers enjoy one of the best Internet advertising returns on investment the industry has to offer.

The unit also has relationships with other portals in Hong Kong, so is able to provide a one-stop shop to advertisers to help them achieve maximum impact in reaching customers.

For example, regular tracking surveys show that as many as 82% of end customers find what they want when searching PCCW Directories' optimized online advertising set-up in Hong Kong. Of that proportion, about 98% are known to contact advertisers involved and approximately half end up making a transaction.

IYP was relaunched in early 2006 with significantly enhanced search and user interface capabilities, which were positively received by the Internet community and are expected to lead to even better return on advertising investment for our customers.

In 2005, a partnership with Yahoo! Hong Kong continued to flourish, while similar arrangements with Internet giant Google are slated for 2006.

Approximately one million directories and supplements, including the English and Chinese-language versions of both Consumer and Business Yellow Pages publications, were printed in 2005. For the second year running, our Yellow Pages Consumer publication won the Directories category of the US Gold Ink Award, while the Business edition achieved a gold-standard Superb Printing Award, organized by the International Association of Printing House Craftsmen in the US.

With more than 80,000 registered users, the in-house-developed YP Card continues to make Yellow Pages advertisers more visible and attractive to affluent consumers by offering special deals and discounts from more than 2,000 merchant outlets.


yp.com.hk
黃頁傳奇
由1941至今

A GROWING PRESENCE AROUND THE WORLD


PCCW GLOBAL WINS!
2004 BEST INTERNATIONAL LEASED LINES
2005 BEST INTERNATIONAL LEASED LINES
2005 BEST FOR FRAME RELAY

PCCW GLOBAL

In October 2005, the merging of the international section of PCCW's Commercial Group and wholly-owned subsidiary BtN Access, Inc. *(see following section)* resulted in PCCW Global – a new worldwide business unit positioned to optimize synergies between the two businesses.

As well as expanding the Company's share of the international business market and reinforcing PCCW's image as an industry leader in Asia, the new unit plays a key role in capturing emerging opportunities in high-growth markets overseas.

PCCW Global enables organizations to bring their business to Asia, run operations across the region and take Asian business to the rest of the world. The unit is particularly well placed to assist multinational corporations and enterprises to enter Greater China, thanks to long-standing relationships with a diversity of major mainland China-based carriers.

Able to reach virtually any part of the world, PCCW Global addresses markets in North America, Europe, the Middle East and Africa, as well as in Asia. In addition, the unit has signed Internet connectivity contracts to serve major telecoms carriers in Egypt, Ukraine, Kuwait, Brazil and Mexico, and also supports top US-based Internet content providers with hosting services.

PCCW Global offers a wide portfolio of products and services based on leading-edge technology in international data and voice solutions and cost-effective value-added and managed services, as well as a range of network monitoring services. An example of a growing enterprise market opportunity for PCCW Global in the US and Europe is a hosted PBX (Private Branch Exchange) solution that replaces a company's traditional PBX and supports highly cost-effective Voice-over-Internet Protocol (VoIP) services. Another growing part of PCCW Global's business is the provision of wholesale voice services using VoIP.

The unit's IP-VPN solution, built over Asia's largest backbone, and a technology-independent MPLS (Multi-Protocol Label Switching) network, are able to provide state-of-the-art reach to more than 700 cities in more than 70 countries.

Growth was recorded in VPN (Virtual Private Network) and GIA (Global Internet Access) business in 2005, while traditional International Private Leased Circuits (IPLC) sales continued to perform well.

PCCW Global's industry credibility was reinforced in 2005 by the "Best International Leased Lines" and "Best International Frame Relay" titles from Gartner's User Survey of international data services. This was the second consecutive year that the "Best International Leased Lines" title had been awarded to PCCW.

BtNAccess

Prior to the launch of PCCW Global *(see preceding section)* in October 2005, BtNAccess, Inc. served customers in various parts of the world as a market leader in IP communications after being created in 2003 by the amalgamation of PCCW's Beyond the Network and Corporate Access units.

Headquartered in the US and Hong Kong, and operating across North America, the Middle East, Europe, Africa and Asia, BtNAccess offered solutions including a hosted PBX service, an international MPLS network, wholesale VoIP and dedicated Internet access and hosting for enterprises.

BtNAccess also provided VSAT (Very Small Aperture Terminal) satellite solutions for voice and data communications in remote areas of the world not served by conventional fixed or wireless networks.

PCCW Global was formed when BtNAccess was merged with the international section of PCCW's Commercial Group.

REACH

A 50:50 joint venture between PCCW and Australia's Telstra Corporation Limited (Telstra), REACH supports the international service offerings of the two parents by operating the most extensive international connectivity network in Asia. REACH is the region's premier provider of international voice, data and satellite services and one of the world's largest carriers of international voice traffic, according to Telegeography, a research and analysis company.

In April, REACH became an outsourcer of network services for the joint-venture partners and ceased to pursue data service sales to third parties. Such services have since been retailed directly by PCCW and Telstra, with REACH continuing to provide voice and satellite services to the parents, as well as to third parties.

In September 2005, and for the fifth consecutive year, independent research firm Gartner ranked REACH top IP backbone operator in Asia, in terms of intra-Asia connectivity. In addition, the REACH IP network was last year's highest-ranked Asian carrier in a performance league-table compiled by the Netconfigs network management resource.

REACH also played a major role in PCCW's award of "Best International Leased Lines" and "Best International Frame Relay" titles by Gartner's DataQuest User Survey: International Telecom Services Asia Pacific 2005 scheme.

Dr Beng Yeoh was appointed Chief Executive Officer by the REACH Board of Directors, with effect from September 1, 2005. Dr Yeoh was previously Vice President of Network Services and Applications for Motorola Networks, Asia Pacific.


REACH

UK BROADBAND

A phased rollout of a pioneering wireless broadband Internet service into various areas of London and a new and well-received brand were two highlights of the year for UK Broadband Limited, a wholly-owned PCCW subsidiary.

The innovative plug-and-play service – branded now *(www.now.com)* – continues to draw positive results in user surveys of a steadily-increasing customer-base and has proved competitive with fixed-line broadband service in the UK. Studies in the Thames Valley, west of London, found that nearly 90% of users were either satisfied or very satisfied.

now provides wireless broadband to the home and office without the need of a fixed telephone line and offers download speeds of 256 Kbps, 512Kbps or 1Mbps.

As a world leader in wireless broadband, the now team made significant progress last year to establish the optimum solution for an industry-challenging technology, while continuing to build value around PCCW's radio spectrum rights in the UK.

Year 2005 also saw UK Broadband increase coverage area fourfold and double customer numbers at the same time as testing a new now wireless data card for laptops to allow greater portability in the home or outdoors.



Holding licenses to provide a nationwide wireless broadband network service in the UK, PCCW is generating valuable expertise that could be applied in other parts of the world such as mainland China and elsewhere in Asia.

INFRASTRUCTURE

PACIFIC CENTURY PREMIUM DEVELOPMENTS

Majority owned by PCCW, Pacific Century Premium Developments Limited (PCPD) is principally engaged in the development and management of premium property and infrastructure projects, as well as investment in premium-grade buildings in Asia.



AIMING FOR EXCELLENCE IN TRAINING

PCCW continues to place great emphasis on training and developing all employees to ensure our customers enjoy leading-edge and innovative services with best-in-class quality. In 2005, more than 34,000 "man-days" of training were provided, an increase of 30% compared with 2004.

Employee development to enable growth

Every PCCW manager is aware of the importance of fostering employee development and growth. For example, a senior management team led a number of People Development Forum events for reviews of executive leadership development in 2005. At business and functional unit level, more than 400 managers' abilities and development plans to take up different roles or new assignments were discussed. Tailor-made development programs, particularly those relating to business leadership, were organized in various business units to ensure that the Group has enough managers in the pipeline to maintain growth.

Nine senior managers attended executive development programs organized by the INSEAD global business school and Hong Kong University of Science and Technology in pursuit of excellence in managerial and business practices.

The Challenge21 Leadership Development Program was organized as part of the Group's continued efforts to prepare high-performing young leaders to succeed in bigger roles. In 2005, the program helped produce 36 high-performing middle managers.

In 2005, e-curriculum was launched to help line managers and employees take advantage of training and learning opportunities through online enrollment of programs designed for individual business units. Apart from tutor-led programs, employees all over the world made use of online training programs from the Group's in-house Aladdin Learning Portal, which provided IT&T, business and management training in English and Putonghua. Employees benefited from some 2,200 online training programs.

More than 140 young employees took part in trainee schemes to help the Company maintain a flow of talent and future leaders to meet the capability requirements of business units. These fast-track schemes included structured training programs, job rotation, mentoring and development meetings with senior managers, and attracted young graduates with career aspirations in professional engineering, IT, sales and management.

Business and management training – at the leading edge

More than 16,000 "man-days" of business and management training were provided across the Group to develop skills in sales, marketing, consultancy, service and management.

1. **Sales excellence**
   The Company continued to channel effort into enhancing the power of sales teams. More than 180 sales-related training programs were made available to sales forces, involving more than 3,600 professionals within the Group.

Programs focused on sales skills relating to call centers, major strategic accounts, territories and roadshows to support business development in commercial and consumer markets.

In addition, the Development for Direct Sales program won a Certificate of Merit as part of the Awards for Excellence in Training 2005 recognition scheme, organized by the Hong Kong Management Association.

2. **Management practices**

People management training programs designed to cultivate a performance-driven culture in PCCW were organized for more than 520 newly-promoted or recruited supervisors/managers from Commercial Group, Consumer Group, CASCADE, Contact Center Business and PCCW Solutions.

To promote and develop a systematic approach to innovation, the world-class *Six Thinking Hats* training program was organized for managers from various business units.

A structured mentoring program dubbed *Little Moments, Big Magic* saw 28 senior managers in Commercial Group taking on the role of mentor to coach more than 100 up-and-coming managers to give them developmental support and help them broaden perspectives.

A Team Leadership Training Program under the title *Building a Competitive Team* was provided to 850 supervisors and managers in CASCADE to help encourage effective team leadership practices, with upward feedback helping to bring about improvements in managerial practices.

Keeping the Company at the forefront of ICT

In 2005, more than 18,000 "man-days" of technology and product training were provided, covering fields such as Enterprise Application Interface (EAI), wireless and IP networking.

1. **Technology training (IT)**

To ensure our PCCW Solutions colleagues are equipped with knowledge of the latest enterprise IT-solution technologies, the Company provides training in different software applications, such as the BEA system and TIBCO, as well as applications relating to billing and order management systems.

Implementation of best practice is another primary focus, especially in enterprise software applications support and management. In 2005, we certified more than 50 staff, based on the PCCW Solutions IT Infrastructure Library (ITIL), following training programs.

2. **Technology training (communications technology)**

Technology training ensures our technical professionals are up to speed on the latest developments in areas such as mobile communications and broadband. Specific mobile cell-site planning workshops, initiatives on new broadband equipment and VoIP equipment training were arranged for more than 500 of our technicians.

To support PCCW's return to the mobile market, internal seminars on mobile technology, future trends in Fixed Mobile Convergence (FMC) and the Next Generation Network (NGN) were organized by Sales and Solutions consultants in Commercial Group and CASCADE.

3. **Company and professional/practitioner accreditation**

The Company helped individuals attain more than 2,000 industrial certificates, including qualifications in relation to Foundation Certification in IT-service Management, IT Infrastructure Library (ITIL) Manager Certification, BEA 8.1 Certified Administrator, Check Point Certified Security Administrator, Certified Oracle Database Administrator, Certified Information System Auditor, Microsoft Certified System Engineer and Certified Project Management Professional and Certified Security Professional, plus PRINCE2 Practitioner and Sun certification.

By the end of 2005, 95 staff members had attained Professional/Chartered Engineer status.

CONTRIBUTING TO THE COMMUNITY


讓我們一起建立一個無暴力、健康的家
PCCW
電訊盈科
電訊盈科義工隊

As a socially-responsible corporation on the *FTSE4Good Global Index*, PCCW is committed to contributing to the community in which it conducts business.

The Company and its people give practical and financial help to a wide range of charitable, community, cultural and environmental causes in Hong Kong.

In 2005, our community focus was on caring for the deprived and helping to narrow the "digital divide" to enable less privileged sections of the Hong Kong community to benefit from modern IT trends, such as Internet access.

PCCW is particularly concerned for the safety and communications needs of Hong Kong's senior citizens. For example, our Care for the Elderly Line, organized in conjunction with the Hong Kong Council of Social Service, has provided free installation and service to more than 8,500 Hong Kong old folk since 1992. The Company also supplied hotlines for the Personal Emergency Link Centre operated by the Senior Citizens Home Safety Association, which provides 24-hour inquiry and counseling for single senior citizens who may need ambulance or police assistance. In addition, our sponsorship of The Hong Kong Elderly Carer Awards, organized by Hong Kong Sheng Kung Hui Welfare Council, is an attempt to encourage more voluntary care for the elderly in the community.

As part of our efforts to take the benefits of modern IT to less privileged sections of the community and people in remote locations, the Company partnered with government and non-governmental organizations in a number of innovative initiatives to meet IT-learning needs. These included the establishment of a cyber learning center and provision of computers and broadband Internet access at the Hans Andersen Club's Tai O Centre, provision of broadband service to enable chronically-ill patients to surf the 'net at the Cheshire Home in Shatin, and the YWCA's "Logon with Silver Surfers to make 1,000 Hits" project, which encourages senior citizens to learn how they can benefit from using PCs and the Internet.

Communication services and hotlines were also provided for government, non-governmental and social service organizations, as well as charities, in support of fundraising, counseling, training and community education. Beneficiaries included the Community Chest, Po Leung Kuk, the Tung Wah Group of Hospitals, OXFAM, the Hong Kong Blind Union, Enlighten Hong Kong, the Hong Kong Medical Association, the Samaritans and Samaritan Befrienders and the Hong Kong Cancer Fund.

Our corporate volunteers served the elderly and deprived persons via nine long-term volunteer service groups and other one-off programs. In a bid to reach out to different areas of need in the community, our programs now involve IT volunteers working as assistant tutors at the remote Hans Andersen Club's Tai O Centre, and a partnership with the Senior Citizen Home Safety Association to provide support to the residents of privately-owned homes for the elderly. In addition, our corporate volunteers support mentally handicapped youth at the Salvation Army's Lai King Hostel and assisted mentally challenged residents at the Fu Hong Society's Lai Yiu Hostel to take part in a mural-painting program. All such services have been received positively, with most of our experimental projects evolving into long-term programs.





香港紅十字會
HONG KONG RED CROSS
PCCW
One Million Only
$1,000,000.00

Education

PCCW was the sole sponsor of the Shanghai-Hong Kong Youth IT Camp 2005, co-organized by the Hong Kong Computer Society, the Children's Computer Centre of the China Welfare Institute and the Shanghai Computer Society. Themed "Harmony between People and Environment through the Exploration of Great Nature", the camp in Shanghai provided 60 Hong Kong and Shanghai secondary school students a valuable insight into how IT can be applied to raise awareness of the need to protect the environment. A special feature of our support was provided by one of our devoted IT volunteers, who took six days of his annual leave to join the camp as a group leader.

Also in 2005, PCCW joined the School Business Partnership Program, organized by the Education and Manpower Bureau of the Education Department of the Hong Kong SAR Government, to facilitate career talks and company visits for more than 180 school students. The Company also provided annual scholarships and bursaries for students nominated by local universities.

Environment

PCCW is committed to best environmental practice in all its commercial activities.

To promote energy conservation and reduction of waste in the business sector, PCCW supports the sustainable development and clean harbor and air aims of the Hong Kong Business Environment Council, of which the Company is a founding member. PCCW is also a member of the Hong Kong General Chamber of Commerce's Environment Committee.

In promoting recycling as an alternative to landfill waste disposal, the Company last year reprocessed 311,693 kgs of waste paper, 2,700 toner cartridges, 173,703 meters of copper wire from telephone cables and 27,866 telephone sets.

PCCW also provided free service, funding and volunteer support to a number of environmental-protection schemes, including the Green Power Hike, collection and recycling of moon cake boxes with Friends of the Earth and the Environment Festival staged by the Environmental Protection Department of the Hong Kong SAR Government.

Recognition

In recognition of PCCW's community efforts in 2004, the Company was awarded the Highest Service Hours Award "outstanding standard" in the private organizations category of a scheme run by the Promotion of Volunteer Service Steering Committee within the Hong Kong SAR Government's Social Welfare Department.

Further recognition came in the form of the Caring Company Certificate issued by the Hong Kong Council of Social Service following nominations from OXFAM Hong Kong, Playright Children's Play Association, the Senior Citizen Home Safety Association Agency for Volunteer Service and the Hong Kong Sheng Kung Hui Welfare Council. The Company was recognized for effort and achievement in providing a family-friendly and gender-sensitive environment for employees, a willingness to employ vulnerable groups, making donations to the community, sharing business expertise with social service organizations, developing partnership projects with the social service sector and encouraging employees to serve the community as volunteers.

With a track-record of 35 years' service as a volunteer, PCCW's Yiu Yau Hung was honored as one of the five most outstanding volunteers among 800 nominees when he received the Hong Kong Volunteer Award from the Agency for Volunteer Service. This is Hong Kong's most prominent non-governmental organization promoting voluntary service throughout the community.

BOARD OF DIRECTORS



LI Tzar Kai, Richard
Chairman



SO Chak Kwong, Jack
Deputy Chairman and
Group Managing Director



YUEN Tin Fan, Francis
Deputy Chairman



Peter Anthony ALLEN
Executive Director



Alexander Anthony ARENA
Executive Director and
Group Chief Financial Officer



CHUNG Cho Yee, Mico
Executive Director



LEE Chi Hong, Robert
Executive Director



Dr FAN Xingcha
Executive Director

EXECUTIVE DIRECTORS

LI Tzar Kai, Richard
Chairman
Aged 39, is chairman of PCCW and chairman of PCCW's Executive Committee. He is also chairman and chief executive of the Pacific Century Group, chairman of Pacific Century Premium Developments Limited (PCPD), chairman of PCPD's Executive Committee and chairman of Singapore-based Pacific Century Regional Developments Limited.

Mr Li is a member of the Center for Strategic and International Studies' International Councillors' Group in Washington D.C., and a member of the Global Information Infrastructure Commission.

Mr Li is also a Council Member of the Chinese University of Hong Kong.

SO Chak Kwong, Jack
Deputy Chairman and Group Managing Director
Aged 61, joined PCCW in 2003 as deputy chairman and group managing director.

After beginning his career with the Hong Kong Government, Mr So joined the private sector in 1978 and held various posts in the securities, banking and property.

Before taking up his post at PCCW, Mr So was chairman and chief executive of the Mass Transit Railway Corporation Limited from 1995 to 2003.

He served as executive director of the Hong Kong Trade Development Council from 1985 to 1992.

Mr So is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Cathay Pacific Airways Limited. He also sits on a number of other committees and organizations, including The University of Hong Kong Council, the Hong Kong General Chamber of Commerce and the Hong Kong - United States Business Council and Film Development Committee of the HKSAR.

YUEN Tin Fan, Francis
Deputy Chairman
Aged 53, joined the Pacific Century Group in 1996 as deputy chairman and is currently a deputy chairman of PCCW. He is also a member of PCCW's Executive Committee, chairman of Pacific Century Insurance Holdings Limited and deputy chairman of Pacific Century Premium Developments Limited (PCPD). In addition, Mr Yuen is deputy chairman of PCPD's Executive Committee.

From 1988 to 1991, he was chief executive of The Stock Exchange of Hong Kong Limited. Mr Yuen was also a founding director of Hong Kong Securities Clearing Company Limited and served from 1992 to 1994 as a member of the International Markets Advisory Board of NASDAQ in the US .

He served as managing director of Citicorp Scrimgeour Vickers Hong Kong Limited in October 1986 and was appointed to the firm's main board in London in 1987. Mr Yuen worked for Wardley, a merchant bank, from 1977 to 1985.

Mr Yuen is chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University.

He received a Bachelor of Arts degree in economics from the University of Chicago and is currently a member of the university's Board of Trustees.

Peter Anthony ALLEN
Executive Director
Aged 50, is an executive director and head of human resources at PCCW. He is also an executive director and chief financial officer of Pacific Century Regional Developments Limited and the Pacific Century Group, and a non-executive director of Pacific Century Insurance Holdings Limited.

He was educated in England and has a degree in Economics from Sussex University. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

Mr Allen joined KPMG Peat Marwick in 1976, and in 1980 joined Occidental Petroleum Corporation. In 1983, he joined Schlumberger Limited and worked in various countries holding key management positions. In 1989, he moved to Singapore as regional financial director of the Vestey Group.

Mr Allen joined Bousteadco Singapore Limited as group operations controller in 1992, and Morgan Grenfell Investment Management (Asia) Limited as a director and chief operating officer in 1995. He joined the Pacific Century Group in 1997.

Alexander Anthony ARENA
Executive Director and Group Chief Financial Officer
Aged 55, is an executive director of PCCW, deputy chairman of PCCW's Executive Committee, group chief financial officer of PCCW, chairman and an executive director of SUNDAY Communications Limited, a director of Pacific Century Regional Developments Limited, a non-executive director of Pacific Century Insurance Holdings Limited and an executive director and Executive Committee member of Pacific Century Premium Developments Limited. He joined the Pacific Century Group in 1998.

Prior to joining the Pacific Century Group, Mr Arena was a Special Policy Adviser to the Hong Kong Government from 1997 to 1998. From 1993 to 1997, he was director-general of telecommunications at the Office of the Telecommunications Authority (OFTA) of Hong Kong, as well as a member of the Broadcasting Authority.

Before his OFTA appointment as director-general, Mr Arena was recruited to plan a reform program for the liberalization of Hong Kong's telecommunications sector. Prior to his appointment to the Hong Kong Government, he was an inaugural member of the Australian Telecommunications Authority, which he served for four years.

Mr Arena has had an extensive career in public administration, specializing in high technology and infrastructure industries. From a practising radio/ communications engineer to a public policy maker, his experience spans such diverse areas as commercialization of government-owned business enterprises and deregulation in the aviation, transport, telecommunications and postal industries.

Mr Arena graduated from the University of New South Wales, Australia, with a bachelor's degree in electrical engineering. He completed an MBA at Melbourne University, Australia, and is a Fellow of the Hong Kong Institution of Engineers.

CHUNG Cho Yee, Mico
Executive Director
Aged 45, joined the Pacific Century Group in March 1999 and is an executive director responsible for the Pacific Century Group's merger and acquisition activities, and a member of the Executive Committee. He is a qualified solicitor by profession.

Mr Chung graduated in 1983 from University College, University of London, England, with a law degree. He qualified as a solicitor in Hong Kong in 1986, after which he worked in the commercial department of a law firm in Hong Kong for two years. He joined the corporate finance department of Standard Chartered Asia Limited, the investment banking arm of Standard Chartered Bank, in 1988.

He became a director and the general manager of Bond Corporation International Ltd in 1990, leaving to join China Strategic Holdings Ltd in January 1992.

LEE Chi Hong, Robert
Executive Director
Aged 54, joined PCCW in August 2002, and is an executive director of PCCW and a member of PCCW's Executive Committee. He is also an executive director and chief executive officer of Pacific Century Premium Developments Limited (PCPD) and a member of PCPD's Executive Committee.

He was previously an executive director of Sino Land Company Limited, where his responsibilities included sales, finance, acquisitions, investor relations, marketing and property management.

Prior to joining Sino Land, Mr Lee was a senior partner at Deacons in Hong Kong, where he specialized in banking, property development, corporate finance and dispute resolution in Hong Kong and mainland China. Before that, he was a solicitor with the London firm of Pritchard Englefield & Tobin. He was enrolled as a solicitor in the UK in 1979 and was admitted as a solicitor in Hong Kong in 1980. Mr Lee became a Notary Public in Hong Kong in 1991.

Mr Lee served as a member of the panel of arbitrators at the China International Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade in Beijing.

He graduated from Cornell University in 1975 with a bachelor's degree in Political Science.

Dr FAN Xingcha
Executive Director
Aged 40, became a non-executive director and PCCW's Finance and Management Committee in April 2005. He was re-designated as an executive director of the Company from July 1, 2005.

Before joining PCCW, Dr Fan served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom (Holdings) Company Limited ("China Netcom Holdings"), and Chief Financial Officer of China Netcom Group Corporation (Hong Kong) Limited. Prior to joining China Netcom Holdings, Dr Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr Fan received a PhD degree in computer science from Flinders University in 1996 and a master's degree in electrical engineering from Southeast University in mainland China in 1987.

NON-EXECUTIVE DIRECTORS

Sir David FORD, KBE, LVO, aged 71, is a non-executive director of PCCW. He started his working life as an Army officer in the Royal Artillery. He served in five different continents, and during his last five years with the Army, served with the Commando Brigade, seeing active service in Aden and Borneo.

Sir David Ford left the army in 1972 and subsequently spent more than 20 years in Hong Kong, holding a number of appointments as a senior civil servant in the Hong Kong Government and one in the Northern Ireland Office.

He attended the Royal College of Defence Studies in 1982. Most recently, he was Chief Secretary and Deputy Governor in the Hong Kong Government from 1986 to 1993, and then Hong Kong Commissioner in London until the change of sovereignty in June 1997.

Mr ZHANG Chunjiang, aged 47, became a non-executive director of PCCW on April 1, 2005.

He is Executive Chairman and an Executive Director of China Netcom Group Corporation (Hong Kong) Limited ("CNC HK"), a company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). He has served as President of China Netcom Group since May 2003.

Prior to joining China Netcom Group, Mr Zhang served as Vice Minister of the Ministry of Information Industry of the PRC ("MII") and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003.

From August 1993 to December 1999, Mr Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications of the PRC ("MPT") and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration Bureau, Director of Mobile Communications Administration Bureau of the MPT and Deputy Director of the Telecommunications Administration Bureau of the MII.

Mr Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology.

He graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

Dr TIAN Suning, aged 42, became deputy chairman and non-executive director of PCCW on April 1, 2005.

Dr Tian is the Vice Chairman, Executive Director and the Chief Executive Officer of CNC HK. He has also served as Vice President of China Network Communications Group Corporation since April 2002. From 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and CNC HK.

Prior to joining China Netcom (Holdings) Company Limited, Dr Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China.

Dr Tian has extensive experience and knowledge in the telecommunications industry and international financing and acquisitions.

He received a PhD in natural resources management from Texas Tech University in 1992, an MS degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a BS degree in environmental biology from Liaoning University in 1985.

Dr Tian is also a director of AsiaInfo Holdings Inc., a NASDAQ-listed company.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Professor CHANG Hsin-kang, aged 65, is an independent non-executive director of PCCW.

Professor Chang has been President and University Professor of the City University of Hong Kong since 1996. Prior to joining the City University, he was Dean of the School of Engineering at the University of Pittsburgh in the US from 1994 to 1996, Founding Dean of the School of Engineering at Hong Kong University of Science and Technology from 1990 to 1994 and Chairperson of the Department of Biomedical Engineering at University of Southern California from 1985 to 1990. He received his BSc in Civil Engineering from National Taiwan University, MS in Structural Engineering from Stanford University and PhD in Fluid Mechanics and Biomedical Engineering from Northwestern University.

He has taught at several major universities in North America and served in a number of science and technology organizations and public advisory bodies in the US and Hong Kong.

Professor Chang is a Foreign Member of the Royal Academy of Engineering of the United Kingdom and Chevalier dans L'Ordre National de la Légion d'Honneur of France. He was appointed Justice of Peace in July 1999 and was also awarded the Gold Bauhinia Star by the Government of Hong Kong Special Administrative Region in July 2002.

Professor Chang serves as an independent non-executive director of Pacific Century Insurance Holdings Limited and Pacific Century Insurance Company Limited, both of which are subsidiaries of Pacific Century Regional Developments Limited, a substantial shareholder of PCCW.

Dr FUNG Kwok King, Victor, aged 60, is an independent non-executive director of PCCW. He served as a non-executive director of HKT from November 5, 1992 until August 17, 2000. Dr Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University.

Dr Fung is Chairman of the Li & Fung Group of companies including the publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia

Limited. He is also an independent non-executive director of Bank of China (Hong Kong) Limited, Orient Overseas (International) Limited, Sun Hung Kai Properties Limited, CapitaLand Limited in Singapore and Baosteel Group Corporation in the People's Republic of China. In public service, Dr Fung is Chairman of the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Co-operation Committee.

He is also a member of the Chinese People's Political Consultative Conference and a member of the Executive Committee of the Commission on Strategic Development and Judicial Officers Recommendation Committee of the Hong Kong Government. From 1991 to 2000, he was Chairman of the Hong Kong Trade Development Council and from 1996 to 2003, he was the Hong Kong representative on the APEC Business Advisory Council. In 2003, the Government awarded Dr Fung the Gold Bauhinia Star for distinguished service to the community.

Dr The Hon Sir LI Kwok Po, David, **GBS, OBE, JP**, aged 67, is an independent non-executive director of PCCW. He was previously a non-executive deputy chairman of HKT and served as a director from November 30, 1987 until August 17, 2000.

Sir David is chairman and chief executive of The Bank of East Asia, Limited, and a director of numerous other companies in Hong Kong and overseas. He is a member of both the Executive Council and the Legislative Council of Hong Kong. He is the chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Council of the Treasury Markets Association.

Sir Roger LOBO, CBE, LLD, JP, aged 82, is an independent non-executive director of PCCW, chairman of the Audit Committee and the Regulatory Compliance Committee of the Board.

He is also a director of several organizations, including Shun Tak Holdings Limited, Johnson & Johnson (HK) Ltd, Kjeldsen & Co (HK) Ltd, Pictet (Asia) Ltd and Melco International Development Ltd.

Sir Roger Lobo's extensive record of public service includes serving on the Hong Kong Housing Authority, the Urban Council, as a member of the Executive Council, senior member of the Legislative Council, Commissioner of Civil Aid Services, chairman of the Hong Kong Broadcasting Authority and chairman of the Advisory Committee on Post-retirement Employment.

He currently serves as chairman (Board of Trustees) of the Vision 2047 Foundation, vice-patron of the Community Chest of Hong Kong, the Society for the Rehabilitation of Offenders, and Advisory Board member of the Hong Kong Aids Foundation.

Sir Roger Lobo has received several awards and honors from the British Crown and the Vatican.

Aman MEHTA, aged 59, became an independent non-executive director of PCCW on February 10, 2004 and is chairman of the Nomination Committee of the Board.

He joined the Board following a distinguished career in the international banking community. Mr Mehta held the position of Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited (HSBC) until December 2003, when he retired.

Born in India in 1946, Mr Mehta joined HSBC group in Bombay in 1967 and after a number of assignments throughout the HSBC group, was appointed Manager - Corporate Planning at group headquarters in Hong Kong in 1985.

After a three-year posting to Riyadh in Saudi Arabia, he was appointed Group General Manager in 1991, and General Manager - International the following year, with responsibility for overseas subsidiaries. Subsequently, he held senior positions in the US, overseeing HSBC group companies in the Americas, and later, responsibility for HSBC's operations in the Middle East.

In 1998, Mr Mehta was re-appointed General Manager - International, after which he became Executive Director International. Then in 1999, he was appointed Chief Executive Officer, the position he held until his retirement.

Subsequent to his retirement in December 2003, Mr Mehta has taken up residence in New Delhi. Mr Mehta is an independent director on the board of several public companies and institutions in India and internationally.

The Hon Raymond George Hardenbergh SEITZ, aged 65, is an independent non-executive director of PCCW and chairman of the Remuneration Committee of the Board. He was a non-executive director of PCCW from October 2000 and was re-designated an independent non-executive director on February 1, 2005. He is a director and member of the Special Committee of Hollinger International Inc and a director of Chubb Corporation, both of which are listed on The New York Stock Exchange, Inc.

He was vice-chairman of Lehman Brothers International from April 1995 to April 2003 and was US Ambassador to Great Britain from 1991 to 1994. Prior to that, Mr Hardenbergh was US Assistant Secretary of State for Europe from 1989 to 1991 and Minister at the US Embassy in London from 1984 to 1989.

PCCW Limited ("PCCW" or the "Company") has made continued efforts to incorporate the key elements of sound corporate governance in its management structures and internal control procedures.

PCCW is committed to high standards of ethics and integrity in all aspects of its business, and to ensuring its affairs are conducted in accordance with applicable laws and regulations.

We have adopted a Corporate Responsibility Policy that applies to all employees, including directors and officers, throughout the Group. This sets out standards in the way we go about our business, plus the corporate responsibilities of PCCW employees.

These include guidance on obligations to the Company; civic responsibilities; equal opportunities; safeguarding communications, company information and property; privacy of personal data; prevention of bribery and conflicts of interest; competition; health and safety at work, and the environment. This policy also describes procedures to enable employees to raise concerns with management and directors on a confidential basis.

CORPORATE GOVERNANCE PRACTICES

PCCW has applied the principles and complied with all the applicable code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for the year ended December 31, 2005, save for the exceptions explained in the following relevant paragraphs.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES

The Company has established its own code of conduct regarding securities transactions by directors and senior management namely PCCW Code of Conduct for Securities Transactions by Directors & Senior Management (the "PCCW Code") on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules.

Having made specific enquiry of all directors of the Company, they have confirmed that they complied with the required standard set out in the Model Code and the PCCW Code during the accounting period covered by this annual report.

BOARD OF DIRECTORS

The Board is responsible for the management of the Company. Key responsibilities include formulation of the Group's overall strategies, the setting of management targets and supervision of management performance. The Board confines itself to making broad policy decisions and also exercising a number of reserved powers as mentioned below, delegating responsibility for more detailed considerations to the Executive Committee under the leadership of the Chairman:

- those functions and matters as set out in the terms of reference of various committees (as amended from time to time), in which Board approval must be sought from time to time;
- those functions and matters in which Board approval must be sought in accordance with the Group's internal policy as amended from time to time;
- consideration and approval of financial statements in interim reports and annual reports, announcements and press releases of interim and final results;
- consideration of dividend policy and dividend amount; and
- monitoring the corporate governance of the Group in compliance with the relevant rules and regulations both in Hong Kong and the United States.

The Chairman of PCCW is Li Tzar Kai, Richard and the Group Managing Director is So Chak Kwong, Jack. The role of the Chairman is separate from that of the Group Managing Director. The Chairman is responsible for overseeing the functioning of the Board while the Group Managing Director is responsible for managing the Group's business.

All directors have full and timely access to all relevant information, including regular reports from the Board committees and briefings on significant legal, regulatory or accounting issues affecting the Group. Directors may take independent professional advice, which will be paid for by the Company.

BOARD OF DIRECTORS *(CONTINUED)*

The directors acknowledge their responsibility for preparing the financial statements for each financial year, which give a true and fair view of the state of affairs of the Group and of the profits and cash flows of the Group and are properly prepared in accordance with the Hong Kong Companies Ordinance. In preparing the financial statements for the year ended December 31, 2005, the directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent and reasonable, stated the reasons for any significant departure from applicable accounting standards in Hong Kong and have prepared the financial statements on a going concern basis. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position, results of operations, cash flows and changes in equity of the Group. The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the Auditors' Report on page 78.

As at March 29, 2006, the Board comprised 17 directors including 8 Executive Directors, 3 Non-Executive Directors and 6 Independent Non-Executive Directors. Biographies of all the directors are set out on pages 32 to 36 of this annual report.

The Board held five meetings in 2005. The attendance of individual directors is set out in the table below.

The attendance of individual members of the Board and other Board Committees meetings during 2005 is set out in the following table:

	Meetings attended/Eligible to attend			
Directors	Board	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors				
Li Tzar Kai, Richard *(Chairman of the Board)*	5/5	–	1/2	–
So Chak Kwong, Jack *(Deputy Chairman of the Board and Group Managing Director)*	5/5	–	–	–
Yuen Tin Fan, Francis [1] *(Deputy Chairman of the Board)*	5/5	–	–	2/2
Peter Anthony Allen	5/5	–	–	–
Alexander Anthony Arena	5/5	–	–	–
Chung Cho Yee, Mico	5/5	–	–	–
Lee Chi Hong, Robert	5/5	–	–	–
Dr Fan Xingcha [2]	3/3	–	–	–
Non-Executive Directors				
Sir David Ford	5/5	–	–	–
Zhang Chunjiang [3]	1/3	–	0/1	–
Dr Tian Suning [4] *(Deputy Chairman of the Board)*	3/3	–	–	2/2
Independent Non-Executive Directors				
Prof Chang Hsin-kang	5/5	4/4	–	–
Dr Fung Kwok King, Victor	2/5	–	–	–
Dr The Hon Sir Li Kwok Po, David	1/5	2/4	2/2	1/3
Sir Roger Lobo *(Chairman of Audit Committee)*	5/5	4/4	2/2	3/3
Aman Mehta [5] *(Chairman of Nomination Committee)*	5/5	4/4	2/2	–
The Hon Raymond George Hardenbergh Seitz [6] *(Chairman of Remuneration Committee)*	5/5	–	2/2	3/3

Remarks:

1. Appointed as a member of Remuneration Committee on March 30, 2005.
2. Appointed as a Non-Executive Director on April 1, 2005 and re-designated as an Executive Director on July 1, 2005.
3. Appointed as a Non-Executive Director and a member of Nomination Committee on April 1, 2005.
4. Appointed as Deputy Chairman of the Board, a Non-Executive Director and a member of Remuneration Committee on April 1, 2005.
5. Appointed as a member and Chairman of Nomination Committee on January 18, 2005.
6. Re-designated as an Independent Non-Executive Director and appointed as a member of Nomination Committee on February 1, 2005.

BOARD OF DIRECTORS *(CONTINUED)*

More than one third of the Board are Independent Non-Executive Directors which exceeds the minimum number required under the Listing Rules. The Company has received an annual written confirmation from each Independent Non-Executive Director to confirm his independence to the Company and accordingly, the Company considers all of the Independent Non-Executive Directors to be independent.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The Non-Executive Directors of the Company are not appointed for a specific term of office. However, all the directors of the Company are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company's Articles of Association, all directors of the Company are subject to retirement by rotation and one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting.

In order to ensure full compliance with code provisions A.4.1 and A.4.2, a special resolution will be proposed to amend the relevant articles of the Company's Articles of Association at the forthcoming annual general meeting, so that every director shall be subject to retirement at least once every three years. Following such amendment to the Company's Articles of Association, no director will remain in office for a term of more than three years.

Under the first part of code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management. This code provision has been complied with subsequent to June 30, 2005.

BOARD COMMITTEES

The Board has established the following committees with defined terms of reference. The terms of reference of the Remuneration Committee, the Nomination Committee and the Audit Committee are of no less exacting terms than those set out in the Code. To further reinforce its independence, the Audit Committee has been structured to include Independent Non-Executive Directors only and the Nomination Committee and the Remuneration Committee have been structured to include a majority of Independent Non-Executive Directors.

EXECUTIVE COMMITTEE AND SUB-COMMITTEES

The Executive Committee of the Board meets regularly and operates as a general management committee with overall delegated authority from the Board. The Executive Committee determines group strategy, reviews trading performance, ensures adequate funding, examines major investments and monitors management performance. The Executive Committee reports through the Chairman to the Board.

Members of the Executive Committee are:
Li Tzar Kai, Richard *(Chairman)*
Alexander Anthony Arena *(Deputy Chairman)*
Chung Cho Yee, Mico
Lee Chi Hong, Robert
So Chak Kwong, Jack
Dr Tian Suning
Yuen Tin Fan, Francis

Reporting to the Executive Committee are sub-committees comprising Executive Directors and members of senior management who oversee all key operating and functional areas within the Company. Each sub-committee has defined terms of reference covering its authority and duties, meets frequently and reports to the Executive Committee on a regular basis.

The *Finance and Management Committee* was established in August 2003 to take over the functions of the former Finance Committee. This committee is chaired by the Deputy Chairman and Group Managing Director and meets on a regular basis to review management and strategic matters across the Group and to set overall financial objectives and policies.

The *Operational Committee* directs all the core telecommunications and business solutions operations.

EXECUTIVE COMMITTEE AND SUB-COMMITTEES *(CONTINUED)*

A *Disclosure Committee* has been established, comprising senior members of PCCW's Group Finance, Group Legal, Corporate Secretariat, Group Internal Audit and Risk Management departments. The committee meets to review the procedures for the preparation and contents of PCCW's annual reports on Form 20-F to the U.S. Securities and Exchange Commission to ensure compliance with the U.S. Securities Exchange Act and the U.S. Sarbanes-Oxley Act ("SOA") and reports to the Finance and Management Committee on an ad hoc basis.

The *PRC Business Development Committee* was established in April 2005 to advise on possible opportunities for expanding our operations in the PRC and monitoring the use of funds allocated and approved by the Board or relevant committee for PRC opportunities.

REMUNERATION COMMITTEE

The Remuneration Committee was formed in May 2003. Its primary objective is to ensure PCCW is able to attract, retain and motivate high-calibre employees who will underpin the success of the Company and enhance the value of the Company to its shareholders. The Remuneration Committee is responsible for overseeing the establishment and operation of formal and transparent procedures for developing the remuneration packages of directors. In addition, the committee provides effective supervision and administration of the Company's share option schemes, as well as other share incentive schemes. The committee's authority and duties are set out in written terms of reference which specify that the committee must comprise of at least three members, the majority of whom are Independent Non-Executive Directors. The terms of reference are available on PCCW's website.

Members of the Remuneration Committee are:
The Hon Raymond George Hardenbergh Seitz *(Chairman)*
Dr The Hon Sir Li Kwok Po, David
Sir Roger Lobo
Dr Tian Suning
Yuen Tin Fan, Francis

The Company's objective for its remuneration policy is to maintain fair and competitive packages based on business requirements and industry practice. In order to determine the level of remuneration and fees paid to members of the Board of Directors, market rates and factors such as each director's workload, responsibility, and job complexity are taken into account. The following factors are considered when determining the remuneration packages of directors:

- business requirements;
- individual performance and contributions to results;
- retention considerations and the potential of individuals;
- changes in relevant markets, including supply and demand fluctuations and changes in competitive conditions; and
- general economic situation.

During the review process, no individual director is involved in decisions relating to his own remuneration.

The Remuneration Committee met three times in 2005. The record of attendance of individual directors at the committee meetings is set out in the table on page 38.

The following is a summary of work performed by the Remuneration Committee during 2005:

(i) grant of share options to directors, employees and other eligible persons;

(ii) recommendation for Non-Executive Directors' fees for 2005 to the Board for approval;

(iii) review of the remuneration of directors and senior management;

(iv) review and approval of the remuneration packages and service contracts for Executive Directors; and

(v) administration of the share option scheme, share award purchase scheme and share incentive award scheme.

Details of emoluments of each director are set out in the Financial Statements on page 124 to 127.

NOMINATION COMMITTEE

The Nomination Committee was formed in May 2003 to make recommendations to the Board on the appointment and re-appointment of directors, structure, size and composition of the Board and to ensure fair and transparent procedures for the appointment and re-appointment of directors to the Board. The committee's authority and duties are set out in written terms of reference and are posted on PCCW's website.

The Company follows a formal, fair and transparent procedure for the new appointment of directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the board, identify suitably qualified candidates and makes recommendation to the Board for decision. In accordance with the Articles of Association of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

The Nomination Committee comprises six members, a majority of whom are Independent Non-Executive Directors.

NOMINATION COMMITTEE *(CONTINUED)*
Members of the Nomination Committee are:
Aman Mehta *(Chairman)*
Dr The Hon Sir Li Kwok Po, David
Li Tzar Kai, Richard
Sir Roger Lobo
The Hon Raymond George Hardenbergh Seitz
Zhang Chunjiang

The Nomination Committee met twice in 2005. The attendance of individual directors at the committee meetings is set out in the table on page 38.

The following is a summary of work performed by the Nomination Committee during 2005:

(i) consideration of the independence of The Hon Raymond George Hardenbergh Seitz in relation to the redesignation of Mr Seitz as Independent Non-Executive Director and approval of this change of status effective February 1, 2005;

(ii) consideration of the appointment of Mr Zhang Chunjiang, Dr Tian Suning and Dr Fan Xingcha as the Non-Executive Directors, and the appointment of Dr Tian Suning as Deputy Chairman of the Company in connection with the subscription of an approximately 20% interest in the Company by China Netcom Corporation (BVI) Limited and recommendation to the Board for approval relating to these appointments;

(iii) recommendation to the Board for approval relating to the retiring directors, namely Prof Chang Hsin-kang, Dr Fung Kwok King, Victor, The Hon Raymond George Hardenbergh Seitz, Mr Yuen Tin Fan, Francis, Mr Zhang Chunjiang, Dr Tian Suning and Dr Fan Xingcha, for re-election at the annual general meeting held on May 23, 2005;

(iv) consideration of the independence of all the Independent Non-Executive Directors;

(v) consideration and approval of the redesignation of Dr Fan Xingcha as an Executive Director with effect from July 1, 2005; and

(vi) review of the structure and composition of the Board.

AUDIT COMMITTEE
The Audit Committee of the Board is responsible for ensuring objectivity and credibility of financial reporting, and that the directors have exercised the care, diligence and skills prescribed by law when presenting results to the shareholders. The committee's authority and duties are set out in written terms of reference and are posted on PCCW's website.

The Audit Committee's responsibilities include the appointment, compensation and supervision of the external auditors. To ensure auditor independence, procedures have been adopted by the Audit Committee for the pre-approval of all audit and permitted non-audit services to be undertaken by the external auditors.

Each member of the Audit Committee is an Independent Non-Executive Director. Members of the Audit Committee are:
Sir Roger Lobo *(Chairman)*
Prof Chang Hsin-kang
Dr The Hon Sir Li Kwok Po, David
Aman Mehta

The Audit Committee is provided with sufficient resources to discharge its duties and meets regularly with management, internal auditors and external auditors and reviews their reports. During 2005, the committee met four times. The attendance of individual directors at the committee meetings is set out in the table on page 38.

The following is a summary of work performed by the Audit Committee during 2005:

(i) review of the annual report and results announcement for the year ended December 31, 2004, with a recommendation to the Board for approval;

(ii) review of the report of the Disclosure Committee relating to the 2004 Annual Report on Form 20-F ("20-F");

(iii) review and approval of the Form 20-F, summary 20-F and announcement of 20-F;

(iv) review of the external auditors' independence and report, with recommendation to the Board for the re-appointment of the external auditors at the 2005 annual general meeting;

(v) review of the interim report and the interim results announcement for the six months ended June 30, 2005, with a recommendation to the Board for approval;

(vi) review of the Group Internal Audit reports;

(vii) review of the progress report on compliance with SOA;

(viii) review of the revised terms of reference of the Audit Committee to conform to the Listed Company Manual of the U.S. New York Stock Exchange, Inc.;

(ix) consideration and approval of audit and non-audit services; and

(x) review of the continuing connected transactions.

AUDIT COMMITTEE *(CONTINUED)*

For the year ended December 31, 2005, the Auditors of the Company and its subsidiaries received approximately HK$16 million for audit services (2004: HK$14 million) and HK$13 million for non-audit services (2004: HK$14 million). The significant non-audit services covered by these fees include the following:

Nature of service	Fees paid (HK$million)
Professional fee on compliance with SOA	4
Tax services	4
Due diligence services	2
Special report on bond issuance	1
Other services	2
	13

REGULATORY COMPLIANCE COMMITTEE

A Regulatory Compliance Committee comprising Executive and Non-Executive Directors, but excluding Chairman Li Tzar Kai, Richard, has been established to review and monitor dealings with the Hutchison Whampoa Limited and its subsidiaries and Cheung Kong (Holdings) Limited and its subsidiaries. This is to ensure all dealings between these entities are conducted on arm's-length terms.

Members of the Regulatory Compliance Committee are:
Sir Roger Lobo *(Chairman)*
Alexander Anthony Arena
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David
Zhang Chunjiang

INTERNAL CONTROLS

The directors are responsible for maintaining and reviewing the effectiveness of internal controls in PCCW and its subsidiaries. Procedures have been designed for safeguarding assets against unauthorized use or disposition, for maintaining proper accounting records and ensuring the reliability of financial information used within the business or for publication. Such procedures are designed to manage, rather than eliminate, the risk of failure to achieve business objectives. These procedures can only provide reasonable, and not absolute, assurance against material errors, losses or fraud.

The Company is listed on the New York Stock Exchange, Inc. and accordingly, must comply with the stringent requirements of the SOA. A key requirement of the SOA is to ensure the effectiveness of internal controls and financial reporting by requiring annual certifications as to these matters by the management of the Company. To this end, the Company has established a task force to ensure that as and when the various requirements of the SOA come into force, they can be fully complied by the Company. We believe that this will enhance the Company's corporate governance and business practices in the future.

Further information on internal controls is provided under the "Corporate Governance" section of the Company's website.

GROUP INTERNAL AUDIT

Group Internal Audit was established to provide independent assurance to the Board and executive management on the adequacy and effectiveness of internal controls for the Group. The Director of Group Internal Audit reports directly to the Audit Committee and the Group Chief Financial Officer.

Group Internal Audit adopts a risk and control-based audit approach. The annual work plan of Group Internal Audit covers major activities and processes of the Group's business and service units. All audit reports are communicated to the Audit Committee and key members of executive and senior management. Audit issues are tracked and followed up for proper implementation, with progress reported to the Audit Committee, executive and senior management periodically.

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS

The Company encourages two-way communication with its institutional, retail and private investors; and financial and industry analysts. Extensive information on the Company's activities is provided in the annual and interim reports, and circulars, which are sent to shareholders.

In addition to dispatching these corporate documentation to shareholders, financial and other information relating to the Group and its business activities is disclosed on the Company's website (www.pccw.com), in order to promote effective communication.

Regular dialogue takes place with the investment community. Enquiries from individuals on matters relating to their shareholdings and the business of the Company are welcomed and dealt with in an informative and timely manner. Relevant contact information is provided on page 192 of this report.

INVESTOR RELATIONS AND COMMUNICATION WITH SHAREHOLDERS *(CONTINUED)*

Shareholders are encouraged to attend the annual general meeting of the Company for which at least 21 days' notice is given. At such meeting, directors are available to answer questions on the business of the Group.

Under the first part of code provision E.1.2 of the Code, the chairman of the board should attend annual general meetings. The Chairman of the Board was not able to attend the annual general meeting of the Company held on May 23, 2005 as he had another business engagement.

On behalf of the Board

Hubert Chak
Company Secretary
Hong Kong, March 29, 2006

- Profit attributable to equity holders increased 2.5% to HK$1,595 million
- Final dividend of 12 HK cents per share
- Net fixed line gain of 50,000 in the second half of 2005
- now TV's subscription base reached 549,000

MANAGEMENT REVIEW

PCCW reported profit attributable to equity holders of the Company of HK$1,595 million for the year ended December 31, 2005, a 2.5% increase compared to 2004. The Board of Directors of PCCW (the "Board") has recommended the payment of a final dividend of 12 HK cents per share for the year ended December 31, 2005, subject to the approval of shareholders of the Company at the forthcoming annual general meeting.

2005 was a dynamic year for PCCW. The Group proved to be a successful turnaround telecoms operator amongst other incumbents around the world in a post-liberalization era. The new fixed carrier license granted at the beginning of 2005 to PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of PCCW, gave rise to a more level playing field and enabled HKTC to react to market changes more flexibly. The Group's effective customer win-back campaign and its premium quality of products and services continued to differentiate it from its competitors. On a net basis, the Group added 50,000 fixed lines in the second half of 2005, compared to a loss of 53,000 lines in the first half of 2005, and a loss of 212,000 lines in year 2004.

now TV continued to gain momentum, driving growth for the Group's broadband business. As at December 31, 2005, now TV's subscription base reached 549,000 and the Group's total broadband access lines grew by 20% year-on-year to 953,000. In addition to the long-term exclusive contracts secured with premier content providers, including ESPN, Satellite Television Asian Region Limited (STAR), HBO Pacific Partners (HBO) and Mei Ah Entertainment Group Limited, PCCW further enriched the local Chinese content by announcing a long-term carriage agreement with Galaxy Satellite Broadcasting Limited in February 2006 to distribute TVB PAY VISION service, including eight TVB-produced channels, on now TV's platform. Further, on March 20, 2006, now Business News Channel ("now BNC"), a self-produced premium quality Cantonese financial news channel, was launched.

Consolidated revenue for the year ended December 31, 2005, excluding Bel-Air, increased 1% compared to 2004, to HK$17,678 million. The Group's telecommunications services ("TSS") division, after consolidating the post-acquisition results for SUNDAY Communications Limited ("SUNDAY") in the second half of 2005, reported a 4% year-on-year growth in revenue, to HK$15,931 million.

The Group continued to exercise cautious cost control and saved 9% in total operating costs before depreciation and amortization by increasing corporate overhead efficiency and overall productivity level; and streamlining certain loss-making businesses.

As a result, group EBITDA margin improved to 30% while TSS EBITDA margin was diluted to 42.6% after including SUNDAY's results in the second half of 2005. Excluding SUNDAY's results, TSS EBITDA margin remained fairly stable at 44.1%.

The Group has changed certain of its accounting policies following its adoption of the new Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations (collectively referred to as the "new HKFRSs"), which are effective for the accounting periods beginning on or after January 1, 2005. None of these changes affect the Group's underlying business operations or cashflow. Comparative figures in 2004 have been restated as required to conform with the new HKFRSs.

Under the new HKFRSs, the Group recorded HK$4,821 million of revenue from Bel-Air sales in 2005, a 11% decline compared to 2004. The new accounting policy delayed revenue recognition of Bel-Air units pre-sold on or after January 1, 2005 until when the properties would be completed. As a result, consolidated revenue for the year ended December 31, 2005, including Bel-Air, decreased 2% to HK$22,499 million.

In 2005, PCCW successfully re-entered the mobile market by acquiring an aggregate 79.35% stake in SUNDAY for a total cash consideration of HK$1,542 million. This transaction made PCCW a fully integrated operator with the ability to offer quadruple-play services including fixed line, broadband Internet, pay-TV and mobile services. It also enabled PCCW to progress its planning towards Fixed Mobile Convergence services in the future and strengthened its ability to be the preferred mobile partner in mainland China of China Network Communications Group Corporation ("China Netcom Group").

In January 2006, the Group introduced a six-month trial of its 3G services. This introductory trial has received a phenomenal response and about 110,000 users have been selected, most of whom are now connected to PCCW mobile's 3G services. It allows management to stress-test the 3G network and to better understand the market dynamics and customer behavior, hence minimizing the industry risk upon commercial launch.

A year after China Netcom Group acquired an approximately 20% stake of the Company, discussions between PCCW and China Netcom Group have progressed satisfactorily on business opportunities including broadband, property, directories and mobile businesses.

FINANCIAL REVIEW BY SEGMENTS

For the year ended December 31, HK$ million	**2005** H1	H2	Full Year	2004 (Restated)[3] H1	H2	Full Year	Better/ (Worse) y-o-y
Revenue							
TSS	**7,497**	**8,434**	**15,931**	7,549	7,785	15,334	4%
Business eSolutions[1]	**1,323**	**1,131**	**2,454**	1,312	1,389	2,701	(9)%
Infrastructure	**3,352**	**1,802**	**5,154**	2,321	3,542	5,863	(12)%
Bel-Air	***3,179***	***1,642***	***4,821***	*2,096*	*3,319*	*5,415*	*(11)%*
Infrastructure (ex. Bel-Air)	***173***	***160***	***333***	*225*	*223*	*448*	*(26)%*
Others	**160**	**152**	**312**	194	178	372	(16)%
Elimination	**(631)**	**(721)**	**(1,352)**	(597)	(671)	(1,268)	(7)%
Total Revenue	**11,701**	**10,798**	**22,499**	10,779	12,223	23,002	(2)%
Cost of sales	**(5,893)**	**(4,574)**	**(10,467)**	(4,536)	(5,995)	(10,531)	1%
Operating costs before depreciation and amortization	**(2,571)**	**(2,811)**	**(5,382)**	(3,065)	(2,840)	(5,905)	9%
EBITDA[2]							
TSS[4]	**3,335**	**3,445**	**6,780**	3,347	3,491	6,838	(1)%
Business eSolutions[1]	**27**	**4**	**31**	72	16	88	(65)%
Infrastructure	**322**	**376**	**698**	358	416	774	(10)%
Bel-Air	***230***	***309***	***539***	*213*	*337*	*550*	*(2)%*
Infrastructure (ex. Bel-Air)	***92***	***67***	***159***	*145*	*79*	*224*	*(29)%*
Others	**(447)**	**(412)**	**(859)**	(599)	(535)	(1,134)	24%
Total EBITDA	**3,237**	**3,413**	**6,650**	3,178	3,388	6,566	1%
Group EBITDA Margin	**28%**	**32%**	**30%**	29%	28%	29%	1%
EBITDA Margin (ex. Bel-Air)	**35%**	**34%**	**35%**	34%	34%	34%	1%

OPERATING DRIVERS	2005 H1	2005 H2	2004 H1	2004 H2	Better/ (Worse) y-o-y
Exchange lines in service ('000)	**2,514**	**2,564**	2,662	2,567	0%
Business lines ('000)	**1,127**	**1,164**	1,175	1,144	2%
Residential lines ('000)	**1,387**	**1,400**	1,487	1,423	(2)%
Fixed line market share[5]	**67%**	**68%**	70%	68%	0%
Business lines	**68%**	**69%**	71%	69%	0%
Residential lines	**65%**	**66%**	70%	67%	(1)%
New Generation Fixed-Line ("NGFL") sign-ups ('000)	**972**	**994**	849	969	3%
now TV installed ('000)	**441**	**549**	269	361	52%
Total broadband access lines ('000) (Consumer, business and wholesale customers)	**857**	**953**	753	796	20%
Retail consumer broadband subscribers ('000)	**715**	**798**	558	660	21%
Retail business broadband subscribers ('000)	**80**	**88**	68	74	19%
Consumer narrowband subscribers ('000)	**139**	**132**	160	148	(11)%
Traditional data (Exit Gbps)	**262**	**294**	211	234	26%
Retail International Direct Dial ("IDD") minutes[6] ('M mins)	**741**	**786**	661	722	10%
International Private Leased Circuit ("IPLC") bandwidth (Exit Mbps)	**6,503**	**10,175**	4,822	6,020	69%

Note 1 Business eSolutions included the Information and Communications Technologies ("ICT") services business provided under PCCW Solutions Limited ("PCCW Solutions") (formerly known as Unihub Limited ("Unihub")), retail business broadband and the Group's directories businesses.

Note 2 EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group's share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the new HKFRSs and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to similarly titled measures of other companies.

Note 3 2004 figures were restated in accordance with the new HKFRSs effective January 1, 2005.

Note 4 2005 second half TSS EBITDA included SUNDAY's EBITDA of HK$25 million.

Note 5 Year-on-year percentage change was based on absolute percentage change.

Note 6 Year-on-year percentage change was based on total IDD minutes for the year.

Note 7 Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents.

TSS

TSS, leveraging on the new fixed carrier license granted by OFTA in January 2005, continued to actively manage its business and operations in response to the challenging operating, competitive and regulatory environment in Hong Kong's telecommunications market. PCCW's innovative NGFL services, and NOW TV, continued to bring enhanced features to its customers and the quality of service is seen as a key differentiator against competitors.

TSS revenue for the year ended December 31, 2005 increased 4% to HK$15,931 million after consolidating the post-acquisition results of SUNDAY in the second half of 2005. Excluding SUNDAY's results, TSS revenue maintained solid at HK$15,333 million.

For the year ended December 31, HK$ million	2005 H1	2005 H2	2005 Full Year	2004 (Restated)[3] H1	2004 (Restated)[3] H2	2004 (Restated)[3] Full Year	Better/ (Worse) y-o-y
Local Telephony Services	**2,462**	**2,400**	**4,862**	2,739	2,671	5,410	(10)%
Local Data Services	**2,219**	**2,275**	**4,494**	2,164	2,222	4,386	2%
International Telecommunications Services	**1,167**	**1,166**	**2,333**	1,176	1,209	2,385	(2)%
Other Services	**1,649**	**2,593**	**4,242**	1,470	1,683	3,153	35%
TSS Revenue	**7,497**	**8,434**	**15,931**	7,549	7,785	15,334	4%
Cost of sales	**(2,175)**	**(2,757)**	**(4,932)**	(2,006)	(2,268)	(4,274)	(15)%
Operating costs before depreciation and amortization	**(1,987)**	**(2,232)**	**(4,219)**	(2,196)	(2,026)	(4,222)	0%
TSS EBITDA[4]	**3,335**	**3,445**	**6,780**	3,347	3,491	6,838	(1)%
TSS EBITDA Margin	**44%**	**41%**	**42.6%**	44%	45%	44.6%	(2)%
TSS EBITDA Margin (ex. SUNDAY)	**44%**	**44%**	**44.1%**	44%	45%	44.6%	(0.5)%

Local Telephony Services. In January 2005, OFTA issued a new fixed carrier license to HKTC, moving it from ex-ante to ex-post regulation. The Group is no longer required to obtain prior approval of tariff revisions, but merely notifies the regulator one day before the changes become effective. Various targeted marketing programmes were launched to retain and win-back fixed line customers. As a result, the Group gained 50,000 fixed lines in the second half of 2005 on a net basis, compared to a net loss of 53,000 fixed lines in the first half of 2005 and a net loss of 212,000 fixed lines in 2004.

The Hong Kong fixed line market is highly saturated and due to the economic downturn in previous years, the total number of direct exchange lines declined by around 1-2% per annum since 2001. For the year of 2005, according to industry statistics provided by OFTA and the Group's estimate, the total number of direct exchange lines increased marginally by 0.3% compared to the 1% contraction in 2004. At the end of 2005, PCCW operated a total of 2,564,000 direct exchange lines compared to 2,567,000 lines in 2004, with an overall market share maintained at 68% year-on-year but improved from 67% in June 2005.

Revenue from local telephony services for the year ended December 31, 2005 decreased 10% year-on-year to HK$4,862 million. The lower revenue was partly due to the 8% net line loss in 2004 as a result of the competition from other network operators, and substitution by broadband access lines and wireless telecommunications services.

After the Government announced in July 2004 that the Type II interconnection policy for local fixed-line telecommunications services would be phased out in stages by June 30, 2008, at which time interconnection terms between operators would be subject to commercial negotiation, certain network operators leased fewer local access lines from the Group, resulting in a further decline in local telephony services revenue.

In December 2005, the Group has entered into long-term service supply agreements with two of the major network operators where interconnection arrangements are set at agreed commercial terms. This follows a similar agreement reached in 2004 with the third major network operator.

Local Data Services. Local data services revenue for the year ended December 31, 2005 increased 2% year-on-year to HK$4,494 million. Demand for broadband products and services continued to be strong and churn rate remained low as subscription of now TV increased customer loyalty. Total broadband access lines grew by 20% to 953,000 as at December 31, 2005 while now TV subscription base increased by 52% to 549,000. Increase in broadband and now TV revenue was partially offset by the decline in revenue due to severe pricing pressure in the provision of local area and wide area (LAN and WAN) corporate networks, and high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers.

International Telecommunications Services. International telecommunications services revenue for the year ended December 31, 2005 decreased 2% year-on-year to HK$2,333 million. This market continued to be competitive driving down retail prices while traffic volume rose strongly. IPLC bandwidth sold increased by 69% while retail outgoing IDD minutes traffic increased 10% year-on-year. Unit prices of IPLC, IDD and other international data products were lower than those in 2004, in line with the global market trend.

In October 2005, the Group restructured its international businesses to form a new business unit, PCCW Global. Leveraging on PCCW's brand name, the new division will focus on maintaining PCCW's competitive position in Asia, improving its global marketing effort as well as capturing emerging opportunities in targeted high growth markets overseas.

Other Services. Other services revenue, including the post-acquisition results of SUNDAY in the second half of 2005, increased 35% to HK$4,242 million. Excluding SUNDAY, other services revenue increased 16% primarily due to an increase in customer premise equipment ("CPE") sales during the year and increase in revenue from certain international connectivity businesses.

For more information about the performance of SUNDAY, please refer to its 2005 annual results released on March 29, 2006.

Business eSolutions[1]

Business eSolutions included PCCW Solutions (formerly known as Unihub), the Group's ICT business in Hong Kong and mainland China provisioned under one new brand name; retail business broadband; the business undertaken by Unihub China Information Technology Company Limited, the Company's subsidiary co-owned with China Telecommunications Corporation; and the Group's directories business in Hong Kong and mainland China. Business eSolutions revenue for the year ended December 31, 2005 decreased 9% to HK$2,454 million. A lower revenue contribution from PCCW Solutions, due mainly to delays in award of certain major contracts, was partially offset by an increase in revenue from retail business broadband.

Infrastructure

Infrastructure revenue primarily represented the contribution from Pacific Century Premium Developments Limited ("PCPD"), the Company's majority-owned property subsidiary. Bel-Air sales continued to be strong, riding on the buoyant economy and the renewed interest in the luxury residential sector in Hong Kong.

Revenue for the year ended December 31, 2005 decreased 12% to HK$5,154 million mainly due to the change in accounting policy on revenue recognition of Bel-Air sales from percentage of completion basis to full completion basis in accordance with the new HKFRSs. Revenue from Infrastructure, excluding Bel-Air, dropped 26% as a result of the disposal of PCCW Tower in February 2005.

The Company converted Tranche A of the Convertible Notes (as defined in the shareholder circular of the Company dated March 26, 2004) issued by PCPD on May 10, 2004 with the principal amount of HK$1,170 million effective March 1, 2005. The stake of the Group in PCPD was approximately 61.66% as of December 31, 2005.

For more information about the performance of PCPD, please refer to its 2005 annual results released on March 29, 2006.

Others and Elimination

Other revenue primarily included revenue from the Group's businesses in Taiwan and Japan. The Group continued to streamline certain non-core businesses including JALECO Ltd. ("JALECO"), the Group's gaming business in Japan. On August 19, 2005, the Group disposed of its 79.72% interest in JALECO for a consideration of approximately US$48 million or HK$375 million, at a gain of approximately HK$159 million. Thus, other revenue decreased 16% to HK$312 million.

Elimination of HK$1,352 million predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and facilities management services between the Group's business units.

COSTS

Total cost of sales for the year ended December 31, 2005 decreased slightly to HK$10,467 million. The lower cost of the Cyberport project recognized under the new HKFRSs was partially offset by the higher cost of sales in relation to now TV, higher CPE sales and increased revenue from certain international connectivity businesses. TSS costs of sales included post-acquisition cost of sales for SUNDAY in the second half of 2005.

For the year ended December 31, HK$ million	**2005**	2004 (Restated)[3]	Better/ (Worse) y-o-y
Staff costs	**2,677**	2,996	11%
Repair and maintenance	**369**	358	(3)%
Other operating costs	**2,336**	2,551	8%
Total operating costs before depreciation and amortization	**5,382**	5,905	9%
Depreciation and amortization	**2,694**	2,535	(6)%
Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	**(24)**	(56)	(57)%
General and administrative expenses	**8,052**	8,384	4%

The Group achieved 9% savings in total operating costs before depreciation and amortization. Corporate overhead efficiency was further improved and certain non-core businesses including the gaming business in Japan were streamlined. TSS operating costs also included post-acquisition operating costs from SUNDAY in the second half of 2005.

EBITDA[2]

Group EBITDA for the year ended December 31, 2005 increased 1% year-on-year to HK$6,650 million and Group EBITDA margin increased slightly to 30%.

TSS EBITDA[4] for the year ended December 31, 2005 decreased 1% to HK$6,780 million while TSS EBITDA margin was slightly diluted to 42.6% after consolidating the post-acquisition results for SUNDAY in the second half of 2005. Excluding SUNDAY's results, TSS EBITDA remained fairly stable at 44.1%.

OTHER GAINS, NET

Net other gains of HK$626 million for the year ended December 31, 2005 primarily included net realized and unrealized gains on cross currency swap contracts and on certain investments of the Group; and gain on disposal of the Group's interests in JALECO; net of provision made for rental guarantee (note 8(a) of the financial statements).

INTEREST INCOME AND FINANCE COSTS

Interest income increased eight times to HK$533 million for the year ended December 31, 2005 mainly due to the higher average cash balance maintained by the Group. Finance costs increased 11% to HK$2,234 million for the year ended December 31, 2005 primarily due to the interest and premium paid for the early repurchase of the Yen 30,000 million 3.65% guaranteed notes due 2031; and the finance costs incurred by SUNDAY included in the second half of the year. Average cost of debt for 2005 was 6.7%.

SHARE OF RESULTS OF ASSOCIATES

Share of results of associates of HK$120 million for the year ended December 31, 2005 primarily represented the Group's share of associate's realized and unrealized gain on its investment in MobileOne Ltd ("MobileOne"). On October 28, 2005, the Group disposed of its entire indirect interest in MobileOne at a disposal gain of approximately HK$52 million.

TAXATION

Taxation expenses for the year ended December 31, 2005 increased 10% to HK$1,103 million primarily due to the increase in profit before taxation. The Group's effective tax rate for the year ended December 31, 2005 was 37% (2004: 39%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5%.

MINORITY INTERESTS

Minority interests of HK$272 million primarily represented the net profit attributable to the minority shareholders of PCPD. The minority interests of HK$20 million in 2004 was net of the share of loss from the Group's Japan and Taiwan businesses.

LIQUIDITY AND CAPITAL RESOURCES

Net cash inflow from operating activities decreased to HK$4,639 million for the year ended December 31, 2005 from HK$5,103 million in 2004. This was primarily due to an increase in restricted cash balance (note 27(b) of the financial statements) and tax paid for the year.

The Group continued to deleverage and reduced gross debt[7] to HK$29,165 million as at December 31, 2005. Cash and cash equivalents increased to HK$9,679 million. HKTC had a total of HK$10,800 million committed medium-term revolving credit facilities, of which HK$4,300 million remained undrawn at year end 2005. The Group's net debt[7] reduced by 26% year-on-year to HK$19,486 million as at December 31, 2005.

In February 2005, PCCW Tower, the Group's headquarters in Hong Kong, was disposed of at a cash consideration of HK$2,808 million.

In March 2005, the shareholders of PCCW approved the strategic alliance transaction between the Company and China Netcom Group whereby China Netcom Group paid approximately HK$7,927 million in cash for an approximately 20% stake of the Company.

Subsequent to the first distribution of the net surplus proceeds of the Cyberport project between the Government and the Group in August 2004, the Group received further distributions in June and September 2005 for an aggregate amount of HK$727 million, thus increasing the Group's balance of cash and cash equivalents.

On June 22, 2005, the Group acquired approximately 59.87% of SUNDAY at a cash consideration of HK$1,164 million. Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and the Hong Kong Code on Takeovers and Mergers, a mandatory unconditional cash offer was triggered. Upon the closing of the offer on September 9, 2005, the Group's shareholding in SUNDAY was increased to approximately 79.35% at an additional cash investment of approximately HK$378 million.

In July 2005, the Group also provided financial resources to SUNDAY and its subsidiaries (the "SUNDAY Group") to repay the loans and to refinance the performance bonds outstanding under the facilities previously arranged with Huawei Tech. Investment Co., Limited (the "Huawei Facilities"). The Group and SUNDAY Group entered into long-term inter-company loan facilities whereby the SUNDAY Group was provided with the required funding aggregating approximately HK$874 million for full repayment and cancellation of the Huawei Facilities. Management of the Company believes that the Huawei facilities were relatively cost ineffective to the Group.

The Group continued to prudently manage its debt profile and the following financing activities took place in 2005:

- Redemption of US$54 million 5% mandatory convertible note due to Telstra Corporation Limited ("Telstra Note") on June 30, 2005.
- Repurchase and cancellation of the Japanese Yen 30,000 million 3.65% guaranteed notes on June 30, 2005.
- Issuance of US$500 million 5.25% guaranteed notes due 2015 on July 20, 2005.
- Redemption of US$1,100 million 3.5% guaranteed convertible bonds due 2005 on December 5, 2005, plus redemption premium.

As at December 31, 2005, the Group's gross debt[7] to total assets was 54.7%.

CREDIT RATINGS OF HKTC

As of December 31, 2005, HKTC had investment grade ratings from Standard & Poor's Ratings Services (BBB/Positive), Moody's Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE

Consolidated capital expenditure for the year ended December 31, 2005 was HK$2,441 million (2004: HK$1,972 million), including SUNDAY's capital expenditure of HK$210 million in the second half of 2005 but excluding the indefeasible rights to use the international undersea cable capacity and other related equipment acquired from REACH Ltd. ("REACH") of HK$1,627 million. The majority of capital expenditure was spent on meeting demand of new products and services, such as now TV, and on new initiatives including the Group's IP Network, UK Broadband project, NGFL services and broadband network expansion.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network expansion, the capital expenditure in 2006 will include development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group's business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Board, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group's financial results. Costs associated with entering into such contracts are not material to the Group's financial results.

CHARGE ON ASSETS

As at December 31, 2005, certain assets of the Group with an aggregate carrying value of HK$62 million (2004: HK$67 million) were pledged to secure loan and borrowing facilities utilized by the Group.

Certain quoted investments, with an aggregate value of HK$178 million (2004: HK$224 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

As at December 31, 2004, the Group's interest in REACH was also used to secure the Telstra Note. The charge was released upon the full redemption of the Telstra Note on June 30, 2005.

In connection with the undertakings relating to the capital reduction approved by the High Court of Hong Kong on August 3, 2004, the bank guarantee issued in favor of the Company was secured by a bank deposit placed by another indirect wholly-owned subsidiary of the Company amounting to approximately HK$259 million as at December 31, 2005 (2004: Nil), which was included in "Restricted cash" in the consolidated balance sheet.

CONTINGENT LIABILITIES

As at December 31, HK$ million	2005	2004
Performance guarantee	**403**	129
Others	**34**	119
	437	248

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$99 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the Directors consider that HKT has valid defenses and therefore no provision has been made.

HKTC is in dispute with Hong Kong's Inland Revenue Department (the "IRD") regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$322 million up to December 31, 2005. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES

As at December 31, 2005, the Group had approximately 14,108 employees (2004: 12,248), including employees of SUNDAY. The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company's business performance targets. Payment of bonuses is generally based on achievement of net profit after tax target for the Group as a whole and revenue and EBITDA[2] targets for the Company's individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of 12 (2004: 9.6) HK cents per share for the year ended December 31, 2005 subject to the approval of shareholders of the Company at the forthcoming annual general meeting. An interim dividend of 6.5 (2004: 5.5) HK cents per share was paid by the Company on October 4, 2005.

FINANCIAL INFORMATION

The directors present their annual report together with the audited consolidated financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") for the year ended December 31, 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Group are the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in the Hong Kong Special Administrative Region ("Hong Kong"); investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

Details of segment information are set out in note 7 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended December 31, 2005 are set out in the accompanying consolidated financial statements on page 79.

An interim dividend of 6.5 HK cents (2004: 5.5 HK cents) per ordinary share, totaling approximately HK$437 million (2004: HK$295 million), was paid to shareholders of the Company in October 2005.

The board of directors (the "Board") recommends the payment of a final dividend of 12 HK cents (2004: 9.6 HK cents) per ordinary share for the year ended December 31, 2005 to shareholders whose names appear on the Register of Members of the Company on May 24, 2006 and payable on or around May 30, 2006. The Register of Members will be closed from May 22, 2006 to May 24, 2006, both days inclusive.

FINANCIAL SUMMARY

A summary of the consolidated results and of the assets and liabilities of the Group for the last five financial years is set out on page 190.

SUBSIDIARIES, JOINTLY CONTROLLED COMPANIES AND ASSOCIATES

Particulars of the Company's principal subsidiaries, jointly controlled companies and associates are set out in notes 23 to 25 to the consolidated financial statements.

FIXED ASSETS

Details of the movements in the Group's and the Company's property, plant and equipment, the Group's investment properties and interests in leasehold land held for own use under operating leases during the year are set out in notes 17 to 19 to the consolidated financial statements.

BORROWINGS AND CONVERTIBLE BONDS

Particulars of the Group's and the Company's borrowings and convertible bonds are set out in notes 27(f) and 28 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 31 to the consolidated financial statements.

Pursuant to the ordinary resolution passed on March 16, 2005, the authorized share capital of the Company was increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of 3,600,000,000 new ordinary shares of HK$0.25 each, such shares ranking pari passu in all aspects with the existing ordinary shares of HK$0.25 each in the issued capital of the Company.

RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in note 34 to the consolidated financial statements.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2005, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover. The aggregate amount of purchase attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

DIRECTORS

The directors who held office during the year and up to the date of this report were:

Executive Directors

Li Tzar Kai, Richard *Chairman*	
So Chak Kwong, Jack *Deputy Chairman and Group Managing Director*	
Yuen Tin Fan, Francis *Deputy Chairman*	
Peter Anthony Allen	
Alexander Anthony Arena	
Chung Cho Yee, Mico	
Lee Chi Hong, Robert	
Dr Fan Xingcha	(appointed as Non-Executive Director on April 1, 2005 and re-designated as Executive Director on July 1, 2005)

Non-Executive Directors

Sir David Ford, KBE, LVO	
Zhang Chunjiang	(appointed on April 1, 2005)
Dr Tian Suning *Deputy Chairman*	(appointed on April 1, 2005)

Independent Non-Executive Directors

Professor Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

In accordance with Articles 101A, 101B and 101C of the Company's Articles of Association, Peter Anthony Allen, Chung Cho Yee, Mico, Lee Chi Hong, Robert, Sir David Ford and Sir Roger Lobo shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of its independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and considers the independent non-executive directors to be independent.

DIRECTORS' SERVICE CONTRACTS

So Chak Kwong, Jack entered into a service contract with the Company for a period of 3 years commencing on July 25, 2003. So Chak Kwong, Jack's service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

Save as disclosed above, no director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract with the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at December 31, 2005, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") of the Listing Rules:

1. The Company

A. Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of the Company held by the directors and chief executive of the Company.

Name of Directors/ Chief Executive	Number of ordinary shares Personal interests	 Family interests	 Corporate interests	 Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
Li Tzar Kai, Richard	–	–	36,295,600 *(Note 1(a))*	1,746,122,668 *(Note 1(b))*	679,000 *(Note 1(c))*	1,783,097,268	26.52%
So Chak Kwong, Jack	4,322,000	–	–	–	17,661,000 *(Note 3)*	21,983,000	0.33%
Yuen Tin Fan, Francis	–	–	–	–	20,068,000 *(Note 2)*	20,068,000	0.30%
Peter Anthony Allen	253,200	–	–	–	4,629,200 *(Note 2)*	4,882,400	0.07%
Alexander Anthony Arena	760,000	–	–	–	15,800,200 *(Note 4)*	16,560,200	0.25%
Chung Cho Yee, Mico	1,176,260	18,455 *(Note 5)*	–	–	14,390,400 *(Note 2)*	15,585,115	0.23%
Lee Chi Hong, Robert	992,600 *(Note 6(a))*	511 *(Note 6(b))*	–	–	6,000,000 *(Note 2)*	6,993,111	0.10%
Dr Fan Xingcha	–	–	–	–	7,000,000 *(Note 2)*	7,000,000	0.104%
Sir David Ford	–	–	–	–	4,000,000 *(Note 2)*	4,000,000	0.06%
Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%
Dr The Hon Sir Li Kwok Po, David	600,000	–	–	–	–	600,000	0.01%

1. The Company *(continued)*

A. Interests in the Company *(continued)*

Notes:

1. (a) Of these shares, Pacific Century Diversified Limited ("PCD"), a wholly-owned subsidiary of Chiltonlink Limited, held 2,548,600 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

   (b) These interests represented:

   (i) a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited ("HWL"). Cheung Kong (Holdings) Limited ("Cheung Kong") through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a discretionary beneficiary of certain discretionary trusts which held units in unit trusts which in turn held interests in certain shares of Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts and unit trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

   (ii) a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited ("PCGH"). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company held by PCGH;

   (iii) a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited ("PCRD"), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares of the Company held by PCRD; and

   (iv) a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard - see above) was a holder.

   (c) This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American Depositary Receipts ("ADRs"), each representing 10 shares of the Company.

2. These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

3. These interests represented So Chak Kwong, Jack's beneficial interest in: (i) 2,161,000 underlying shares which will be transferred to him on the third anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

4. These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

5. These shares were held by the spouse of Chung Cho Yee, Mico.

6. (a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

   (b) These shares were held by the spouse of Lee Chi Hong, Robert.

B. Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was deemed as at December 31, 2005 to have short positions held pursuant to equity derivatives in respect of an aggregate of 234,000,258 underlying shares of the Company, representing 3.48% of the total issued share capital of the Company. Details of such short positions are as follows:

(a) a short position in respect of 231,839,258 underlying shares of the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 231,839,258 shares of the Company. Li Tzar Kai, Richard's deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO; and

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS *(CONTINUED)*

1. The Company *(continued)*

B. Short Positions in the Shares and Underlying Shares of the Company *(continued)*

(b) through PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see note 1.(a) of the sub-section headed "Interests in the Company") a short position in respect of 2,161,000 underlying shares of the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares of the Company will be transferred to So Chak Kwong, Jack on the third anniversary of his employment with the Company.

2. Interests in Associated Corporation of the Company

The table below sets out the aggregate long positions in the shares and underlying shares of Pacific Century Premium Developments Limited ("PCPD") held by the directors and chief executive of the Company.

	Number of ordinary shares						
Name of Directors/ Chief Executive	Personal interests	Family interests	Corporate interests	Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
So Chak Kwong, Jack	–	–	–	–	5,000,000	5,000,000	0.21%
Chung Cho Yee, Mico	–	–	–	–	5,000,000	5,000,000	0.21%

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to the directors and chief executive of the Company as beneficial owners pursuant to PCPD's share option scheme, the details of which are set out in the section headed "SHARE OPTION SCHEMES".

Save as disclosed in the foregoing, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company adopted a share option scheme on September 20, 1994 (the "1994 Scheme") and unless otherwise cancelled or amended, it is valid and effective for 10 years from that date. The 1994 Scheme was amended at an extraordinary general meeting of the Company held on May 23, 2002 in order to, amongst other things, comply with the requirements of Chapter 17 of the Listing Rules which came into effect on September 1, 2001. At the annual general meeting of the Company held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and adoption of a new share option scheme (the "2004 Scheme"). The 2004 Scheme will remain in force for 10 years from the date of its adoption, unless otherwise cancelled or amended.

The Company operates share option schemes namely the 1994 Scheme and the 2004 Scheme (collectively the "Schemes") under which the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated therein. Following the termination of the 1994 Scheme in 2004, no further share options will be granted under such scheme, but in all other respects the provisions of such scheme will remain in full force and effect.

The Schemes provide an opportunity for eligible persons to acquire proprietary interests in the Company and to encourage eligible persons to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. Eligible persons include, but are not limited to, any director, officer, employee, consultant, adviser, supplier, customer or sub-contractor of the Group or any member of it or any other person who has contributed to the development, growth or benefit of the Group as determined by the Board.

The maximum number of shares in respect of which options may be granted under the 2004 Scheme shall not in aggregate exceed 10% of the shares of the Company in issue as at the date of approval of such scheme. As at December 31, 2005, the total number of shares of the Company that may be issued upon exercise of all share options granted and yet to be exercised under the 2004 Scheme was 72,599,000, which represented 1.08% of the issued share capital of the Company as at that date. As at December 31, 2005, the total number of shares of the Company that may be issued upon exercise of all share options granted and yet to be exercised under the 1994 Scheme was 158,899,073, which represented 2.36% of the issued share capital of the Company as at that date. The maximum entitlement for any eligible person (other than a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates) under the Schemes is that the total number of shares issued and to be issued upon exercise of all options granted and to be granted in any 12-month period up to and including the date of the latest grant does not exceed 1% of the shares of the Company in issue at the relevant time. Any further grant of share options in excess of this limit is subject to shareholders' approval in general meeting.

The period within which an option may be exercised under each of the Schemes will be determined by the Board in its absolute discretion, save that no option may be exercised later than 10 years from the date of grant of the option.

Under each of the Schemes, the exercise price in relation to each option shall be determined by the Board in its absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant of such option; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of grant of such option; and (iii) the nominal value of a share on the date of grant of such option.

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

Details of the share options outstanding and movements during the year ended December 31, 2005 are as follows:

A. 1994 Scheme

(1) Outstanding options at January 1, 2005 and at December 31, 2005

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2005	Outstanding at 12.31.2005
Directors/Chief Executive						
So Chak Kwong, Jack	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	12,000,000	12,000,000
Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to 08.17.2004	08.17.2003 to 08.17.2009	11.7800	2,134,000	2,134,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	3,200,000	3,200,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	3,200,000	3,200,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	8,534,000	8,534,000
Peter Anthony Allen	08.28.1999	08.17.2000 to 08.17.2002	08.17.2000 to 08.17.2009	11.7800	272,000	272,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	178,600	178,600
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	178,600	178,600
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	2,000,000
Alexander Anthony Arena	08.28.1999	08.17.2000 to 08.17.2004	08.17.2000 to 08.17.2009	11.7800	3,200,000	3,200,000
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,600,000	1,600,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,600,000	1,600,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	6,400,000	6,400,000
Chung Cho Yee, Mico	08.28.1999	08.17.2000 to 08.17.2004	08.17.2001 to 08.17.2009	11.7800	3,575,200	3,575,200
	08.26.2000	08.26.2001 to 08.26.2005	08.26.2001 to 08.26.2010	60.1200	1,060,000	1,060,000
	02.20.2001	08.26.2001 to 08.26.2005	08.26.2001 to 01.22.2011	16.8400	1,060,000	1,060,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,695,200	5,695,200
Lee Chi Hong, Robert	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,000,000	5,000,000
Sir David Ford	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	2,000,000

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

A. 1994 Scheme *(continued)*

(1) Outstanding options at January 1, 2005 and at December 31, 2005 *(continued)*

Name or category of participant	Date of grant *(Notes 1 & 2)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options Outstanding at 01.01.2005	Number of options Outstanding at 12.31.2005
Employees						
In aggregate	08.17.1999 to 09.15.1999	*(Note 3)*	08.17.2000 to 08.17.2009	11.7800	9,691,190	6,430,925
	10.25.1999 to 11.23.1999	*(Note 3)*	10.25.2000 to 10.25.2009	22.7600	3,432,400	3,370,400
	02.08.2000 to 03.08.2000	02.08.2001 to 02.08.2003	02.08.2001 to 02.08.2010	75.2400	86,700	86,700
	08.26.2000 to 09.24.2000	*(Note 4)*	*(Note 4)*	60.1200	3,908,000	1,048,600
	10.27.2000 to 11.25.2000	*(Note 5)*	*(Note 5)*	24.3600	11,085,070	9,989,790
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	16.8400	11,156,718	7,529,852
	02.20.2001	02.08.2002 to 02.08.2004	02.08.2002 to 02.08.2011	18.7600	86,700	86,700
	04.17.2001 to 05.16.2001	*(Note 7)*	*(Note 7)*	10.3000	1,324,360	1,147,040
	07.16.2001 to 09.15.2001	07.16.2002 to 07.16.2004	07.16.2002 to 07.16.2011	9.1600	648,600	365,760
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	8.6400	292,000	-
	05.10.2002	*(Note 3)*	04.11.2003 to 04.11.2012	7.9150	231,700	86,700
	06.19.2002	*(Note 8)*	*(Note 8)*	10.0900	179,000	-
	08.01.2002	08.01.2003 to 08.01.2005	08.01.2003 to 07.31.2012	8.0600	200,000	200,000
	11.13.2002	11.13.2003 to 11.13.2005	11.13.2003 to 11.12.2012	6.1500	6,860,000	6,820,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	62,282,678	46,939,006
	09.16.2003	09.16.2004 to 09.15.2006	09.16.2004 to 09.14.2013	4.9000	1,190,000	190,000
Others	08.17.1999 to 09.15.1999	*(Note 3)*	08.17.2000 to 08.17.2009	11.7800	-	800,000
	08.26.2000 to 09.24.2000	*(Note 4)*	*(Note 4)*	60.1200	-	2,800,000
	01.22.2001 to 02.20.2001	*(Note 6)*	*(Note 6)*	16.8400	-	2,800,000
	10.15.2001 to 11.13.2001	10.15.2002 to 10.15.2004	10.15.2002 to 10.15.2011	8.6400	-	120,000
	10.11.2002	Fully vested on 10.11.2002	10.11.2002 to 10.10.2007	8.6165	1,200,000	1,200,000
	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	2,000,000	4,000,000

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

A. 1994 Scheme *(continued)*

(2) Options exercised during the year ended December 31, 2005

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the dates on which the options were exercised HK$
Employees						
In aggregate	07.25.2003	07.25.2004 to 07.25.2006	07.25.2004 to 07.23.2013	4.3500	5,185,663	5.0470

During the year under review, no share options were exercised by any directors or chief executive of the Company, employees of the Company and its subsidiaries (the "Group") or other participants save as disclosed above.

(3) Options cancelled or lapsed during the year ended December 31, 2005

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed
Employees			
In aggregate	11.7800	–	2,460,265
	22.7600	–	62,000
	60.1200	–	59,400
	24.3600	–	1,095,280
	16.8400	–	826,866
	10.3000	–	177,320
	9.1600	–	282,840
	8.6400	–	172,000
	7.9150	–	145,000
	10.0900	–	179,000
	6.1500	–	40,000
	4.3500	–	8,158,009
	4.9000	–	1,000,000

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

B. 2004 Scheme

(1) Outstanding options at January 1, 2005 and at December 31, 2005

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options: Outstanding at 01.01.2005	Number of options: Outstanding at 12.31.2005
Directors/Chief Executive						
So Chak Kwong, Jack	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	3,500,000
Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	3,000,000
Peter Anthony Allen	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	2,000,000
Alexander Anthony Arena	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	3,000,000
Chung Cho Yee, Mico	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	3,000,000
Lee Chi Hong, Robert	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	1,000,000
Dr Fan Xingcha	09.01.2005	09.01.2006 to 09.01.2008	09.01.2006 to 08.31.2010	5.2500	–	7,000,000
Sir David Ford	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	2,000,000
Employees						
In aggregate	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	–	48,099,000

SHARE OPTION SCHEMES *(CONTINUED)*

1. Share Option Schemes of the Company *(continued)*

B. 2004 Scheme *(continued)*

(2) Options granted during the year ended December 31, 2005

Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Number of options granted	Closing price of the shares immediately before the date on which the options were granted HK$
Directors/Chief Executive						
So Chak Kwong, Jack	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,500,000	4.50
Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	4.50
Peter Anthony Allen	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	2,000,000	4.50
Alexander Anthony Arena	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	4.50
Chung Cho Yee, Mico	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	3,000,000	4.50
Lee Chi Hong, Robert	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	1,000,000	4.50
Dr Fan Xingcha	09.01.2005	09.01.2006 to 09.01.2008	09.01.2006 to 08.31.2010	5.2500	7,000,000	5.10
Sir David Ford	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	2,000,000	4.50
Employees						
In aggregate	02.08.2005	02.08.2006 to 02.08.2007	02.08.2006 to 02.07.2009	4.4750	51,424,000	4.50

The weighted average values per option granted during the year ended December 31, 2005 estimated at the date of grant using the trinomial option pricing model was HK$0.99. The weighted average assumptions used are as follows:

	2005	2004
Risk-free interest rate	**2.54%**	–
Expected life (in years)	**4.09**	–
Volatility	**0.32**	–
Expected dividend per share	**HK$0.15**	–

SHARE OPTION SCHEMES *(CONTINUED)*

1. **Share Option Schemes of the Company** *(continued)*

B. 2004 Scheme *(continued)*

(2) Options granted during the year ended December 31, 2005 *(continued)*

The trinomial option pricing model was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the trinomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

The accounting policy adopted for the share options is described in note 2(cc)(iii) to the consolidated financial statements.

(3) Options exercised during the year ended December 31, 2005

During the year under review, no share options were exercised by any directors or chief executive of the Company or employees of the Group or other participants.

(4) Options cancelled or lapsed during the year ended December 31, 2005

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed
Employees			
In aggregate	4.4750	–	3,325,000

2. **Share Option Schemes of Subsidiaries of the Company**

A. PCPD

PCPD, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 17, 2003 (the "2003 PCPD Scheme"), particulars of which are set out in note 33(e) to the consolidated financial statements. In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the "2005 PCPD Scheme"), particulars of which are set out in note 33(e) to the consolidated financial statements, at PCPD's annual general meeting held on May 13, 2005. The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 PCPD Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination. The board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme.

SHARE OPTION SCHEMES *(CONTINUED)*

2. Share Option Schemes of Subsidiaries of the Company *(continued)*

A. PCPD *(continued)*

Details of the share options outstanding under the 2003 PCPD Scheme and movements during the year ended December 31, 2005 are as follows:

2003 PCPD Scheme

(1) Outstanding options at January 1, 2005 and at December 31, 2005

					Number of options	
Name or category of participant	Date of grant *(Note 1)*	Vesting period *(Note 1)*	Exercisable period *(Note 1)*	Exercise price HK$	Outstanding at 01.01.2005	Outstanding at 12.31.2005
Directors/Chief Executive of the Company						
So Chak Kwong, Jack	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	5,000,000
Chung Cho Yee, Mico	12.20.2004	Fully vested on 12.20.2004	12.20.2004 to 12.19.2014	2.375	5,000,000	5,000,000

As at December 31, 2005, the total number of shares of PCPD that may be issued upon exercise of all share options granted and yet to be exercised under the 2003 PCPD Scheme was 10,000,000, which represented 0.42% of the issued share capital of PCPD as at that date.

(2) Options granted during the year ended December 31, 2005

During the year under review, no share options were granted to any directors or chief executive of the Company or other participants (as defined in the 2003 PCPD Scheme).

(3) Options exercised during the year ended December 31, 2005

During the year under review, no share options were exercised by any directors or chief executive of the Company.

(4) Options cancelled or lapsed during the year ended December 31, 2005

During the year under review, no share options were cancelled or lapsed.

2005 PCPD Scheme

No share options have been granted under the 2005 PCPD Scheme since its adoption.

2. Share Option Schemes of Subsidiaries of the Company *(continued)*

B. SUNDAY Communications Limited ("SUNDAY")

SUNDAY, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 1, 2000 (the "2000 SUNDAY Scheme"), particulars of which are set out in note 33(f) to the consolidated financial statements. On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the "2002 SUNDAY Scheme"), particulars of which are set out in note 33(f) to the consolidated financial statements, and termination of the 2000 SUNDAY Scheme. Upon the termination of the 2000 SUNDAY Scheme, no further share options will be granted thereunder but the provisions of the 2000 SUNDAY Scheme will remain in full force and effect in respect of the existing options granted. The board of directors of SUNDAY may, at its discretion, grant share options to any eligible person to subscribe for shares in SUNDAY subject to the terms and conditions stipulated in the 2002 SUNDAY Scheme.

Details of the share options outstanding under the 2000 SUNDAY Scheme and movements during the year ended December 31, 2005 are as follows:

2000 SUNDAY Scheme

(1) Outstanding options at January 1, 2005 and at December 31, 2005

Name or category of participant	Date of grant *(Note 1)*	Vesting period	Exercisable until *(Notes 1 and 9)*	Exercise price HK$	Number of options Outstanding at 01.01.2005	Outstanding at 12.31.2005
Employees						
In aggregate	03.23.2000	*(Note 9)*	03.22.2010	3.05	13,194,076	-
	05.31.2000	*(Note 9)*	05.30.2010	1.01	13,737,971	-
	05.31.2000	*(Note 9)*	05.30.2010	3.05	255,844	-
	01.19.2001	*(Note 9)*	01.18.2011	1.01	1,442,198	-

(2) Options exercised during the year ended December 31, 2005

During the year under review, no share options were exercised.

(3) Options cancelled or lapsed during the year ended December 31, 2005

Name or category of participant	Date of grant *(Note 1)*	Exercise price HK$	Number of options cancelled	Number of options lapsed
Employees				
In aggregate	03.23.2000	3.05	12,632,274	561,802
	05.31.2000	1.01	12,976,337	761,634
	05.31.2000	3.05	155,929	99,915
	01.19.2001	1.01	1,233,891	208,307

SHARE OPTION SCHEMES *(CONTINUED)*

2. Share Option Schemes of Subsidiaries of the Company *(continued)*

B. SUNDAY Communications Limited ("SUNDAY") *(continued)*

2002 SUNDAY Scheme

No share options have been granted under the 2002 SUNDAY Scheme since its adoption.

Notes:

1. All dates are shown month/day/year.
2. Due to the large number of employees participating in the 1994 Scheme, certain information such as the date of grant can only be shown within a reasonable range in this report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.
3. These options vest in installments during a period starting from the first anniversary of the offer date of such options (the "Offer Date") and ending on either the third or fifth anniversary of the Offer Date inclusive.
4. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
5. These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
6. These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
7. These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
8. These options vest in installments during a period starting from: (i) the date of grant and ending on either May 26, 2003 or October 27, 2003 inclusive; or (ii) May 21, 2003 and ending on May 21, 2005 inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.
9. Of the share options granted, 40% are vested and become exercisable after one year from the date of grant and 30% per annum during the following two years.
10. During the year, certain reclassifications were made between "Employees" and "Others" under the share option schemes of the Company.

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement which may enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or any of its associated corporations or had exercised any such right during the year.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

As at December 31, 2005, the following persons (other than any directors or chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note	Number of shares/underlying shares held	Percentage of issued share capital
Interests			
PCRD	1	1,526,773,301	22.71%
PCGH	2	1,547,127,587	23.01%
Star Ocean Ultimate Limited	3	1,547,127,587	23.01%
The Ocean Trust	3	1,547,127,587	23.01%
The Starlite Trust	3	1,547,127,587	23.01%
OS Holdings Limited	3	1,547,127,587	23.01%
Ocean Star Management Limited	3	1,547,127,587	23.01%
The Ocean Unit Trust	3	1,547,127,587	23.01%
The Starlite Unit Trust	3	1,547,127,587	23.01%
China Network Communications Group Corporation ("China Netcom Group")	4	1,343,571,766	19.985%
Short Positions			
PCRD	5	231,839,258	3.45%
PCGH	5	231,839,258	3.45%
Star Ocean Ultimate Limited	5	231,839,258	3.45%
The Ocean Trust	5	231,839,258	3.45%
The Starlite Trust	5	231,839,258	3.45%
OS Holdings Limited	5	231,839,258	3.45%
Ocean Star Management Limited	5	231,839,258	3.45%
The Ocean Unit Trust	5	231,839,258	3.45%
The Starlite Unit Trust	5	231,839,258	3.45%

Notes:

1. These interests represented PCRD's beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives.

2. These interests represented (i) PCGH's beneficial interests in 20,354,286 shares; and (ii) PCGH's interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33% of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3. On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4. China Netcom Group indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited.

5. PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the sub-section headed "Short Positions in the Shares and Underlying Shares of the Company".

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at December 31, 2005, the following persons (not being the directors or chief executive or substantial shareholders (as disclosed in the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS") of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/underlying shares held	*Percentage of issued share capital*
Interests			
Ocean Star Investment Management Limited	Note	1,547,127,587	23.01%
Short Positions			
Ocean Star Investment Management Limited	Note	231,839,258	3.45%

Note:
Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see the Notes of the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS").

Save as disclosed above in this section and the previous section headed "INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS", the Company had not been notified of any other person (other than any directors or chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at December 31, 2005.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group's business (as defined in the Listing Rules) to which the Company, its subsidiaries, its holding companies or any of its fellow subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

The interests of the directors of the Company in competing business as at December 31, 2005 required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

Name of Directors	Names of companies	Nature of business	Nature of interests
Li Tzar Kai, Richard	Cheung Kong and its subsidiaries ("Cheung Kong Group")	Property development and investment, hotel and serviced suite operation, property and project management and investment in securities	Deemed interests in Cheung Kong (Note 1)
	HWL and its subsidiaries ("Hutchison Group")	Ports and related services, property and hotels, retail and manufacturing, energy, infrastructure, finance and investments, and telecommunications	Certain personal and deemed interests in HWL (Note 2)
Yuen Tin Fan, Francis	Kee Shing (Holdings) Limited ("KSH") and its subsidiaries	Sale of chemicals and metals, property and securities investment	Non-executive director and deemed interests of 22.84% of KSH through a controlled corporation and as founder of a trust
Chung Cho Yee, Mico (Note 3)	Capital Strategic Investment Limited ("CSI") and its subsidiaries	Property investment and securities investment	Non-executive director and beneficial owner of 36.64% of CSI
Zhang Chunjiang	China Netcom Group and its subsidiaries including China Netcom Group Corporation (Hong Kong) Limited ("CNC HK")	(Note 4)	President of China Netcom Group and Chairman and Executive Director of CNC HK
Dr Tian Suning	China Netcom Group and its subsidiaries including CNC HK	(Note 4)	Chief Executive Officer of China Netcom Group and Vice Chairman, Executive Director and Chief Executive Officer of CNC HK
	AsiaInfo Holdings Inc.	Provider of high quality software and solutions in the PRC	Director

DIRECTORS' INTERESTS IN COMPETING BUSINESS *(CONTINUED)*

In addition, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the "Private Companies"), which are engaged in property development and investment in Hong Kong (a development called Gough Hill) and/or Japan (investments in certain residential properties and a commercial building).

Further, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and property investments in India and Vietnam.

The business interests of the Private Companies in Hong Kong are not significant when compared to the business of the Group and it is unlikely that such businesses will compete with the property business of the Group. The businesses in Japan, India and Vietnam, are also unlikely to compete with the existing investment and development property portfolio of the Group.

Li Tzar Kai, Richard has a controlling interest in some of the Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the section headed "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures of the Company and its Associated Corporations" in this report.

As those companies disclosed above, which might have competing businesses with the Group, are involved in the development and/or investment of properties of different types and/or in different locations, the Group has been operating independently of, and at arms length from, the businesses of those companies.

Furthermore, the Group holds minority equity interests in a number of Internet-related companies in which the Group is entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Group's business.

Other than as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

During the year, the directors of the Company have ceased the following interests in the competing business required to be disclosed pursuant to Rule 8.10 of the Listing Rules:

Name of Directors	Names of companies	Nature of business	Nature of interests
Dr Tian Suning	Trend Mico Incorporated	Provision of network antivirus and Internet content security software and services	Director
	TCL Corporation	Manufacturer of multimedia electronics, home electronics appliances, telecommunication equipments, information components and electronics components	Independent Director
Dr Fan Xingcha	Certain subsidiaries of China Netcom Group and CNC HK	(Note 4)	Director

DIRECTORS' INTERESTS IN COMPETING BUSINESS *(CONTINUED)*

Notes:

1. Certain business of the Cheung Kong Group may compete with certain aspects of the business of the Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

2. Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until August 16, 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL. Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3. Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

4. China Netcom Group is a state-owned enterprise established under the laws of the PRC. It is principally engaged in the provision of telecommunications services in the PRC and is the holder of more than 70% of CNC HK, whose shares are listed and traded on the Stock Exchange. CNC HK provides fixed-line telecommunications services including fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and international telecommunications services in the PRC and the Asia-Pacific region.

CHARITABLE DONATIONS

During the year, the Group made charitable donations of approximately HK$3.2 million (2004: Nil).

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 45 to the consolidated financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the listed securities of the Company.

CONNECTED TRANSACTIONS

In the period since the publication of the Company's 2004 Annual Report, members of the Group entered into (or continued to be party to) certain transactions which were "connected transactions" as defined by the Listing Rules and which are subject to disclosure obligations under Chapter 14A of the Listing Rules. Details of such transactions are as follows:

1. **Connected Transactions made with China Telecommunications Corporation ("China Telecom") and its subsidiaries and associates ("China Telecom Group")**

   The Group from time to time enters into transactions with China Telecom Group ("CTC Transactions") relating to the services provided and to be provided by the Group relating to solutions and system integration services, project management, advisory, training, application development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communication products and services (including without limitation to bandwidth services), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use ("Services").

   Unihub China Information Technology Company Limited ("UCIT") is a 50%: 50% equity joint venture established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin Post and Telecommunications Economy Development Centre ("China Huaxin"), a wholly-owned subsidiary of China Telecom. UCIT is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of UCIT. Accordingly, members of China Telecom Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and China Telecom Group will constitute connected transactions for the Company under the Listing Rules.

CONNECTED TRANSACTIONS *(CONTINUED)*

1. Connected Transactions made with China Telecommunications Corporation ("China Telecom") and its subsidiaries and associates ("China Telecom Group") *(continued)*

The consideration for each of the CTC Transactions is a fixed sum set out in the relevant agreements between the relevant parties for a fixed term of not more than 3 years, settled by way of cash and determined by arm's length negotiations between the relevant parties with reference to (i) the estimated costs of the provision of the relevant Services to China Telecom Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same.

Given the anticipated recurring nature of the Services to be provided by the Group to China Telecom Group, the CTC Transactions constitute continuing connected transactions under Rule 14A.34 of the Listing Rules. As disclosed in the Company's announcement dated August 27, 2004, the annual cap of the CTC Transactions during each of the three financial years ending December 31, 2006 is approximately HK$563,000,000. The CTC Transactions will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and no shareholders' approval will be required if the aggregate value of the CTC Transactions on an annual basis does not exceed 2.5% of each of the percentage ratios (other than profits ratio) of the Listing Rules.

The aggregate value for the CTC Transactions between the Group and China Telecom Group for the year ended December 31, 2005 was approximately HK$561 million.

The Board, including the independent non-executive directors of the Company, has reviewed and confirmed that the CTC Transactions for the year ended December 31, 2005 were entered into:

(i) in the ordinary and usual course of the business of the Group;

(ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition, the Auditors of the Company confirmed to the Board in writing in respect of the CTC Transactions for the year ended December 31, 2005 that the CTC Transactions:

(i) were approved by the Board;

(ii) were in accordance with the pricing policies of the Group if the CTC Transactions involve provision of goods or services by the Group;

(iii) were entered into in accordance with the relevant agreements governing the CTC Transactions; and

(iv) did not exceed the annual cap disclosed in the CTC Announcement.

2. Connected Transactions made with China Network Communications Group Corporation ("China Netcom Group") and its subsidiaries and associates ("CNC Group")

On April 1, 2005, the Company announced that China Netcom Corporation (BVI) Limited ("China Netcom (BVI)"), an indirect wholly-owned subsidiary of China Netcom Group, completed its subscription for approximately 20% of the issued share capital of the Company (the "Subscription").

China Netcom (BVI) is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of CNC Group including China Netcom Group, China Netcom (Group) Company Limited, China Netcom Holding (as defined below) and CNCBB (as defined below) are connected persons of the Company under the Listing Rules. The following transactions between the Group and CNC Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules since April 1, 2005.

(a) Financial Arrangements with China Netcom Group for Equipment Purchases

On April 1, 2005, the Company announced the below business arrangement between the Group and CNC Group would continue after completion of the Subscription.

2. Connected Transactions made with China Network Communications Group Corporation ("China Netcom Group") and its subsidiaries and associates ("CNC Group") *(continued)*

(a) Financial Arrangements with China Netcom Group for Equipment Purchases *(continued)*

On September 12, 1995, PCCW-HKT Limited (then known as Hong Kong Telecommunications Limited) ("HKTL") entered into a Memorandum of Agreement on the financial arrangement for the equipment purchases ("Memorandum") with the Ministry of Posts & Telecommunications ("MPT") of the PRC in support of the Beijing-Jiujiang-Guangzhou Optical Fibre Cable System Project (the "Project").

Under the Memorandum, HKTL agreed to provide financing of up to US$70 million to MPT (the "Loan"). The Loan is repayable in 20 equal half-yearly instalments over 10 years, with a two-year grace period and a fixed interest rate of 4% per annum payable on the amount of the outstanding balance. The Loan is to be used to settle the equipment purchases for the Project. The first principal repayment date was May 31, 1998 and thereafter principal and interest is required to be paid once every 6 months.

On August 31, 1998, a supplemental agreement was entered into between MPT and HKTL (the "Supplemental Agreement"), under which the total loan amount of US$70 million was divided into two phases. For phase 1, the amount of US$45,445,914 had been fully drawn and the remaining balance of US$24,554,086 would be treated as the phase 2 Loan.

On June 21, 1999, MPT, HKTL, the Ministry of Information Industry of the People's Republic of China ("MII"), and the Directorate General of Telecommunications P&T, China (the "DGT") entered into a novation agreement (the "Novation") to novate all the rights and obligations under the Memorandum and the Supplemental Agreement to DGT. Due to the reform of the institutions under the State Council of the PRC on March 10, 1998, MII was created to replace and take over the administrative functions and powers of MPT. Consequently MII assumed all the rights, indebtedness, obligations and liabilities of MPT. Under the Novation, MII and MPT nominated DGT to assume all the rights and obligations under the Loan.

On December 8, 2003, HKTL, China Telecom, previously known as DGT, and China Netcom Group entered into another novation agreement (the "Second Novation"). Under the Second Novation, China Netcom Group assumed the rights and obligations under the Loan.

The final repayment of the Loan is due on May 31, 2010. As at December 31, 2005, the outstanding principal amount of the Loan is US$12.71 million, which exceeds 0.1% but is less than 2.5% of the relevant percentage ratios under Rule 14A.32 of the Listing Rules. Accordingly, the arrangement described above is only subject to reporting and announcement requirements under Chapter 14A of the Listing Rules.

(b) Provision of System Integration and Consultancy Services to CNC Group

On July 13, 2005, the Company announced that 電訊盈科(北京)有限公司 ("PCCW Beijing"), a company incorporated in the PRC and a wholly-owned subsidiary of the Company, agreed to enter into nine Enterprise Resource Planning ("ERP") agreements ("ERP Agreements") with China Netcom Group and China Netcom (Group) Company Limited on or before August 31, 2005 ("ERP Transaction") relating to the provision of system integration and consultancy services for establishing ERP system to CNC Group in nine northern provinces of the PRC which are Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanxi Province, Jilin Province, Heilongjiang Province and the Inner Mongolia Autonomous Region. The ERP Agreements were entered on August 31, 2005.

The aggregate value of the ERP Transaction was approximately RMB96,070,000 (approximately HK$91,495,000).

(c) Acquisition of 50% interests in 網通寬帶網絡有限責任公司 ("CNCBB") from CNC Group

On August 25, 2005, the Company announced that PCCW IMS China Development Limited ("PCCW IMS China"), an indirect wholly-owned subsidiary of the Company, entered into the Framework Agreement (the "Framework Agreement") with China Netcom Group and CNCBB to acquire from CNC Group 50% of the registered capital of CNCBB, a limited liability company established in the PRC. Details of the Framework Agreement have been set out in the Company's announcement dated August 25, 2005 ("First Announcement").

Further to the First Announcement, the Company announced on March 2, 2006 that PCCW IMS China entered into the Sale and Purchase Agreement (the "Sale and Purchase Agreement") with China Netcom Group and 中國網絡通信(控股)有限公司 ("China Netcom Holding") (as vendors) and CNCBB (as the target company) whereby PCCW IMS China would acquire an aggregate of 50% of the registered capital of CNCBB in accordance with the terms of the Sale and Purchase Agreement as more particularly described in the Company's announcement dated March 2, 2006.

CONNECTED TRANSACTIONS *(CONTINUED)*

2. Connected Transactions made with China Network Communications Group Corporation ("China Netcom Group") and its subsidiaries and associates ("CNC Group") *(continued)*

(c) Acquisition of 50% interests in 網通寬帶網絡有限責任公司 ("CNCBB") from CNC Group *(continued)*

The Sale and Purchase Agreement was entered on March 2, 2006 which are substantially based on the framework set out in the Framework Agreement.

The consideration for the acquisition of 50% interests in CNCBB from CNC Group was RMB318,000,000 (approximately HK$305,770,000), payable in Hong Kong dollars.

(d) Continuing Connected Transactions made between the Group and CNC Group

On August 12, 2005, the Company announced that the Group from time to time enters into transactions with CNC Group relating to the acquisition and provision of certain information technology services and products. Details of which have been disclosed in the Company's announcement dated August 12, 2005 ("CNC Announcement"). These transactions constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules and are classified into the following categories based on the nature of the transactions ("CNC Transactions"):

(1) Provision of data services by the Group to CNC Group;

(2) Provision of data services by CNC Group to the Group; and

(3) Provision of system integration services by the Group to CNC Group.

The consideration for each of the above CNC Transactions under the different categories is a fixed sum set out in the agreement between the parties, settled by way of cash and determined by arm's length negotiations between the parties with reference to (i) the estimated costs of the provision of the relevant services to and/or from CNC Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same. In general, the duration or term of each CNC Transaction will not exceed 3 years, other than those capacity purchase and sale contracts relating to the grant of indefeasible rights to use bandwidth capacity ("IRU Contracts") available on both groups' network to and/or from the CNC Group.

The Group may from time to time enter into capacity purchase or sale contracts relating to the IRU Contracts which are categorized under data services (as mentioned above) and are part of the normal commercial activities of the Group. As disclosed in the CNC Announcement, Access Capital Limited, the independent financial advisor appointed under Rule 14A.35(1) confirmed that it is normal business practice for the duration of the IRU Contracts to exceed 3 years or up to 15 years.

Given the anticipated recurring nature of the CNC Transactions, the Directors set a maximum aggregate annual value ("CNC Annual Cap") for each category of the CNC Transactions as disclosed in the CNC Announcement. The aggregate value and the CNC Annual Cap of each category of the CNC Transactions for the period from April 1, 2005 (the date of completion of the Subscription) to December 31, 2005 are as follows:

Category	Aggregate Value For the 9 months' period from April 1, 2005 to December 31, 2005 (HK$'000)	CNC Annual Cap For the 9 months' period from April 1, 2005 to December 31, 2005 (HK$'000)
(1) Provision of data services by the Group to CNC Group	8,338	150,000
(2) Provision of data services by CNC Group to the Group	29,912	61,000
(3) Provision of system integration services by the Group to CNC Group	127,262	246,800

CONNECTED TRANSACTIONS *(CONTINUED)*

2. Connected Transactions made with China Network Communications Group Corporation ("China Netcom Group") and its subsidiaries and associates ("CNC Group") *(continued)*

(d) Continuing Connected Transactions made between the Group and CNC Group *(continued)*

The Board, including the independent non-executive directors of the Company, has reviewed and confirmed that the CNC Transactions for the period from April 1, 2005 to December 31, 2005 were entered into:

(i) in the ordinary and usual course of the business of the Group;

(ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; and

(iii) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

In addition, the Auditors of the Company confirmed to the Board in writing in respect of the CNC Transactions for the period from April 1, 2005 to December 31, 2005 that the CNC Transactions:

(i) were approved by the Board;

(ii) were in accordance with the pricing policies of the Group if the CNC Transactions involve provision of goods or services by the Group;

(iii) were entered into in accordance with the relevant agreements governing the CNC Transactions; and

(iv) did not exceed the CNC Annual Cap disclosed in the CNC Announcement.

RELATED PARTY TRANSACTIONS

Details of the related party transactions undertaken in normal course of business are set out in note 5 to the consolidated financial statements in relation to those related party transactions which constituted connected transactions under the Listing Rules, they have complied with applicable requirements in accordance with the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Company's directors.

AUDITORS

The financial statements for the financial year ended December 31, 2005 have been audited by PricewaterhouseCoopers who will retire upon conclusion of the forthcoming annual general meeting. A resolution for the re-appointment of PricewaterhouseCoopers as Auditors of the Company is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Hubert Chak
Company Secretary
Hong Kong,
March 29, 2006

TO THE SHAREHOLDERS OF PCCW LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accompanying financial statements of PCCW Limited (the "Company") and its subsidiaries (the "Group") as at and for the year ended December 31, 2005, set out on pages 79 to 189, which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, March 29, 2006

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2005

In HK$ million (except for earnings per share)	Note(s)	2005	2004 (Restated) *(Note 46)*
Turnover	6 & 7	**22,499**	23,002
Cost of sales		**(10,467)**	(10,531)
General and administrative expenses		**(8,052)**	(8,384)
Other gains, net	8	**626**	409
Provisions for impairment losses	9	**(52)**	(40)
Restructuring costs		**–**	(51)
Interest income		**533**	57
Finance costs	11	**(2,234)**	(2,018)
Share of results of jointly controlled companies		**1**	(4)
Share of results of associates		**120**	151
Impairment losses on interests in jointly controlled companies and associates		**(4)**	(16)
Profit before taxation	10	**2,970**	2,575
Income tax	13(a)	**(1,103)**	(999)
Profit for the year	7	**1,867**	1,576
Attributable to:			
Equity holders of the Company		**1,595**	1,556
Minority interests		**272**	20
Profit for the year		**1,867**	1,576
Dividends payable to equity holders of the Company attributable to the year:	15		
Interim dividend declared and paid during the year		**437**	295
Final dividend proposed after the balance sheet date		**807**	645
		1,244	940
Earnings per share	16		
Basic		**24.97 cents**	28.98 cents
Diluted		**24.92 cents**	28.77 cents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2005

In HK$ million		2005		
	Note(s)	Attributable to equity holders of the Company	Minority interests	Total equity
At January 1, 2005, as previously stated		(6,716)	1,816	(4,900)
Prior period adjustments in respect of:				
Restatement of deemed gain on disposal and placement of shares of subsidiaries	34	(52)	–	(52)
Deferred tax arising from the revaluation of investment properties	34	97	43	140
Deferral of up-front installation fees	34	(1,005)	–	(1,005)
Interests in leasehold land held for own use under operating leases	34	32	–	32
Restatement of investment properties to property, plant and equipment	34	5	–	5
Financial instruments	34	80	–	80
At January 1, 2005, as restated, before opening balance adjustment		(7,559)	1,859	(5,700)
Opening balance adjustment in respect of financial instruments	34	(438)	–	(438)
At January 1, 2005, as restated, after opening balance adjustment		(7,997)	1,859	(6,138)
Translation exchange differences	34	(11)	27	16
Fair value gains from available-for-sale financial assets	34	89	–	89
Net gains recognized directly in equity		78	27	105
Net profit for the year		1,595	272	1,867
Exercise of employee share options		22	–	22
Employee share-based compensation	34	100	–	100
Issue of ordinary shares, net of issuing expenses		7,894	–	7,894
Dividend approved in respect of previous year	15 & 34	(645)	–	(645)
Dividend declared and paid in respect of the current year	15 & 34	(437)	–	(437)
Dividend paid to minority shareholders of a subsidiary in respect of the previous year		–	(79)	(79)
Share option reserve for minority shareholders		–	2	2
Increase in minority interests arising on exercise of convertible note issued by a subsidiary		–	88	88
Increase in minority interests arising from acquisition of a subsidiary		–	11	11
Decrease in minority interests arising from disposal of a subsidiary		–	(58)	(58)
At December 31, 2005		610	2,122	2,732

In HK$ million		2004		
	Note(s)	Attributable to equity holders of the Company	Minority interests	Total equity
At January 1, 2004, as previously stated		(7,839)	303	(7,536)
Prior period adjustments in respect of:				
Deferred tax arising from the revaluation of investment properties	34	106	–	106
Deferral of up-front installation fees	34	(1,093)	–	(1,093)
Interests in leasehold land held for own use under operating leases	34	25	–	25
Restatement of investment properties to property, plant and equipment	34	21	–	21
Financial instruments	34	112	–	112
At January 1, 2004, as restated		(8,668)	303	(8,365)
Deficit on revaluation of investment properties, net of deferred taxation	34	(26)	–	(26)
Valuation adjustment	34	(254)	–	(254)
Translation exchange differences	34	53	7	60
Realization of negative goodwill on disposal of interest in subsidiaries	34	(16)	–	(16)
Prior period adjustments in respect of:				
Deferred tax arising from the revaluation of investment properties	34	(9)	–	(9)
Restatement of investment properties to property, plant and equipment	34	(16)	–	(16)
Net (losses)/gains recognized directly in equity		(268)	7	(261)
Net profit for the year, as previously stated	34	1,638	20	1,658
Prior period adjustments in respect of:				
Employee share-based compensation	34	(93)	–	(93)
Restatement of deemed gain on disposal and placement of shares of subsidiaries	34	(52)	–	(52)
Deferral of up-front installation fees	34	88	–	88
Interests in leasehold land held for own use under operating leases	34	7	–	7
Financial instruments	34	(32)	–	(32)
Net profit for the year, as restated		1,556	20	1,576
Exercise of employee share options		23	–	23
Adjustment in respect of employee share-based compensation	34	93	–	93
Dividend declared and paid in respect of the current year	15 & 34	(295)	–	(295)
Deemed disposal of interest in subsidiaries		–	175	175
Placement of shares of a subsidiary		–	1,362	1,362
Adjustment in respect of minority interests upon adoption of new interpretation of accounting standard on deferred taxation		–	43	43
Deficit on revaluation of investment properties attributable to minority interests		–	(40)	(40)
Increase in holding of a subsidiary		–	(11)	(11)
At December 31, 2004, as restated		(7,559)	1,859	(5,700)

CONSOLIDATED BALANCE SHEET
As at December 31, 2005

In HK$ million	Note(s)	**2005**	2004 (Restated) *(Note 46)*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	17	**16,012**	14,021
Investment properties	18	**3,390**	5,076
Interests in leasehold land held for own use under operating leases	19	**661**	1,186
Properties held for/under development	20	**1,935**	6,082
Goodwill	21	**2,661**	960
Intangible assets	22	**1,326**	1,266
Interest in jointly controlled companies	24	**10**	1,227
Interest in associates	25	**695**	647
Held-to-maturity investments	26	**18**	31
Investment securities	26(a)	**–**	388
Available-for-sale financial assets	26(b)	**526**	–
Amounts due from related companies	5(d)	**15**	–
Net lease payments receivable	38	**203**	287
Deferred tax assets	35(a)	**4**	38
Other non-current assets		**118**	272
		27,574	31,481
Current assets			
Properties under development	20	**5,538**	469
Properties for sale		**131**	–
Sales proceeds held in stakeholders' accounts	27(a)	**4,293**	4,418
Restricted cash	27(b)	**1,592**	904
Prepayments, deposits and other current assets		**1,382**	1,762
Inventories	27(c)	**534**	470
Amounts due from related companies	5(d)	**45**	4
Derivative financial instruments	30	**102**	–
Financial assets at fair value through profit or loss	26(c)	**312**	–
Other investments	26(d)	**–**	313
Investment in unconsolidated subsidiaries held for sale	27(d)	**45**	51
Accounts receivable, net	27(e)	**2,056**	1,639
Cash and cash equivalents	39(d)	**9,679**	3,494
		25,709	13,524
Current liabilities			
Short-term borrowings	27(f)	**(6,500)**	(9,012)
Derivative financial instruments	30	**(62)**	–
Accounts payable	27(g)	**(997)**	(932)
Accruals, other payables and deferred income	28(b) & 30(c)	**(5,214)**	(6,632)
Provisions	29	**(5,299)**	(1,584)
Amounts due to related companies	5(d)	**(1,153)**	(366)
Gross amount due to customers for contract work	27(h)	**(11)**	(5)
Advances from customers		**(2,269)**	(1,283)
Taxation		**(855)**	(1,080)
		(22,360)	(20,894)
Net current assets/(liabilities)		**3,349**	(7,370)
Total assets less current liabilities		**30,923**	24,111

In HK$ million	Note(s)	**2005**	2004 (Restated) *(Note 46)*
Non-current liabilities			
Long-term liabilities	28	**(22,857)**	(20,480)
Amounts due to minority shareholders of subsidiaries		**(11)**	(11)
Deferred tax liabilities	35(a)	**(2,181)**	(2,312)
Deferred income	30(c)	**(860)**	(996)
Defined benefit liability	32(a)	**(13)**	(317)
Provisions	29	**(1,435)**	(4,884)
3G licence fee liability	36	**(531)**	–
Other long-term liabilities	28(b) & 30(c)	**(303)**	(811)
		(28,191)	(29,811)
Net assets/(liabilities)		**2,732**	(5,700)
CAPITAL AND RESERVES			
Share capital	31	**1,681**	1,344
Deficit	34	**(1,071)**	(8,903)
Equity attributable to equity holders of the Company		**610**	(7,559)
Minority interests		**2,122**	1,859
Total equity		**2,732**	(5,700)

Approved by the Board of Directors on March 29, 2006 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Yuen Tin Fan, Francis
Director

BALANCE SHEET
As at December 31, 2005

In HK$ million	Note(s)	2005	2004 (Restated) *(Note 46)*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	17	**3**	3
Investments in subsidiaries	23	**18,485**	18,386
Amounts due from subsidiaries	37(a)	**–**	3,621
Loan due from a jointly controlled company of a subsidiary	5(c) & 24	**–**	1,214
Other non-current assets		**–**	307
		18,488	23,531
Current assets			
Prepayments, deposits and other current assets		**7**	46
Amounts due from subsidiaries	37(a)	**76,039**	66,370
Amounts due from an associate	25	**1**	4
Cash and cash equivalents	39(d)	**4,980**	287
		81,027	66,707
Current liabilities			
Short-term borrowings	27(f)	**–**	(461)
Derivative financial instruments	30	**(15)**	–
Accruals and other payables		**(13)**	(80)
Amounts due to subsidiaries	37(b)	**(67,508)**	–
Taxation		**(24)**	(24)
		(67,560)	(565)
Net current assets		**13,467**	66,142
Total assets less current liabilities		**31,955**	89,673
Non-current liabilities			
Amounts due to subsidiaries	37(b)	**–**	(67,508)
Net assets		**31,955**	22,165
CAPITAL AND RESERVES			
Share capital	31	**1,681**	1,344
Reserves	34	**30,274**	20,821
Total equity		**31,955**	22,165

Approved by the Board of Directors on March 29, 2006 and signed on behalf of the Board by

Alexander Anthony Arena
Director

Yuen Tin Fan, Francis
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2005

In HK$ million	Note	2005	2004 (Restated) *(Note 46)*
NET CASH INFLOW FROM OPERATING ACTIVITIES	39(a)	**4,639**	5,103
INVESTING ACTIVITIES			
Proceeds from disposals of property, plant and equipment, interests in leasehold land held for own use under operating leases, investment properties and other investments		**2,524**	346
Purchases of property, plant and equipment		**(2,491)**	(1,972)
Purchase of other intangible assets		**(20)**	–
Prepayment for purchase of other assets		**–**	(43)
Deposit received on disposals of property, plant and equipment, interests in leasehold land held for own use under operating leases, investment properties and other investments		**–**	281
Increase in other non-current assets		**–**	(1)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	39(b)	**(1,052)**	(10)
Proceeds from disposal of subsidiaries (net of cash and cash equivalents disposed of)	39(c)	**111**	–
Collection of cash in respect of other receivables acquired in the reverse acquisition of Dong Fang Gas Holdings Limited ("DFG")		**13**	50
Purchases of non-controlling interest in subsidiaries		**(459)**	–
Purchases of investments, interests in jointly controlled companies and associates		**–**	(34)
Proceeds from disposals of investments, interests in jointly controlled companies and associates		**–**	76
Proceeds from partial disposal of interest in subsidiaries		**–**	1,728
Proceeds from termination of derivative financial instruments		**333**	–
Proceeds from disposals of available-for-sale financial assets and held-to-maturity investments		**197**	–
Proceeds from disposals of financial assets at fair value through profit or loss		**129**	–
Amounts paid to jointly controlled companies and associates, net		**–**	(20)
Amounts received from an associate		**586**	–
Purchases of financial assets at fair value through profit or loss		**(102)**	–
Purchases of available-for-sale financial assets		**(167)**	–
Interest received		**159**	–
Dividend received from associates		**67**	6
Dividend received from investments		**10**	11
Proceeds from termination of finance leases		**113**	77
Purchase of syndicated term loan facility to a wholly-owned subsidiary of a jointly controlled company	5(c)	**–**	(1,213)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(49)**	(718)
FINANCING ACTIVITIES			
Proceeds from issuance of shares, net of issuing expenses		**7,894**	–
Proceeds from exercise of employee share options		**22**	23
Finance fees incurred for raising debts		**(47)**	(27)
New loans raised		**10,398**	–
Interest paid		**(1,652)**	(1,411)
Repayments of loans		**(874)**	(4,983)
Redemption of convertible note and bonds		**(12,965)**	–
Increase in contributions from minority shareholders of subsidiaries		**–**	248
Dividends paid to shareholders of the Company		**(1,082)**	(295)
Dividends paid to minority shareholders of a subsidiary		**(79)**	–
NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES		**1,615**	(6,445)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**6,205**	(2,060)
Exchange realignment		**(20)**	19
CASH AND CASH EQUIVALENTS			
Beginning of year		**3,494**	5,535
End of year	39(d)	**9,679**	3,494

(Amount expressed in Hong Kong dollars unless otherwise stated)

1 GROUP ORGANIZATION

PCCW Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") and its securities have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") since October 18, 1994. The address of its registered office is 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong. The principal activities of the Company and its subsidiaries (the "Group") are the provision of local, mobile and international telecommunications services, Internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in mainland China.

a. Subscription by China Network Communications Group Corporation ("China Netcom Group")

On January 19, 2005, China Netcom Group, a state-owned enterprise established under the laws of the People's Republic of China (the "PRC"), and China Netcom Group Corporation (BVI) Limited ("CNC (BVI)"), a company incorporated in the British Virgin Islands which is a wholly-owned subsidiary of China Netcom Group, entered into a conditional subscription agreement (the "Subscription Agreement") with the Company. Pursuant to the Subscription Agreement, CNC (BVI) conditionally agreed to subscribe for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share (the "Subscription"), representing approximately 20% of the Company's issued share capital as enlarged by the allotment and issue of the subscription shares. CNC (BVI) directed the Company to allot and issue those subscription shares to China Netcom Corporation (BVI) Limited ("China Netcom (BVI)"), a wholly-owned subsidiary of CNC (BVI). The proceeds of the Subscription were approximately HK$7,927 million (before deduction of expenses). Subject to the Group's capital investment procedures and the identification of appropriate investment opportunities, the Company intends to invest up to HK$5,000 million of these proceeds in telecommunications opportunities in the PRC. The remainder will be used for reducing the Group's debt and general corporate purposes. The Subscription Agreement and related matters were approved by the Company's shareholders pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005. On April 1, 2005, the Subscription was completed and China Netcom (BVI) became a substantial shareholder and connected person (as defined in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) of the Company.

b. Conversion of Tranche A Convertible Note due 2011 issued by Pacific Century Premium Developments Limited ("PCPD")

On February 24, 2005, the Company elected to convert Tranche A Convertible Note due 2011 with the principal amount of HK$1,170 million, which was issued by PCPD, an indirect non wholly-owned subsidiary of the Company, to the Company on May 10, 2004, into new shares of PCPD of HK$0.10 each at HK$2.25 per PCPD share. Upon the exercise of conversion rights by the Company effective March 1, 2005, PCPD allotted and issued 520,000,000 new PCPD shares to Asian Motion Limited ("Asian Motion"), a wholly-owned subsidiary of the Company, as directed by the Company, which rank pari passu in all respects with the existing shares of PCPD. Immediately after the conversion and as at December 31, 2005, the Company, through Asian Motion, holds an equity interest of approximately 61.66% in the issued share capital of PCPD.

c. Establishment of a new operating model for Reach Ltd. ("REACH") and restructuring of REACH's debt

On April 16, 2005, the Company agreed with Telstra Corporation Limited ("Telstra") and REACH on a new operating model under which REACH would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries (the "Telstra Group"). To implement this new operating model, PCCW Global (Singapore) Pte. Ltd. (formerly PCCW Communications (Singapore) Pte Ltd) ("PCCW Global (Singapore)"), an indirect wholly-owned subsidiary of the Company, and Telstra each agreed to acquire indefeasible rights to use international undersea cable capacity of REACH and its subsidiaries ("Reach Group") (the "IRU"), for which PCCW Global (Singapore) and Telstra each paid Reach Global Networks Limited, a wholly-owned subsidiary of REACH, US$157 million (approximately HK$1,225 million) which was settled by way of set-off against, in the case of the Group and pursuant to the Reach Debt and Asset Restructure Deed dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group, the outstanding loan of approximately US$600 million plus interest of US$8 million owed to the Group by the Reach Group ("Shareholder Loan"), and not by way of new cash injections.

PCCW Global (Singapore) and Telstra also each assumed one half of certain of REACH's committed payments in order to support growth in their own retail services. PCCW Global (Singapore)'s share of these payments over the next 17-year period from March 2005 to 2022 is expected to be approximately US$106 million. PCCW Global (Singapore) and Telstra will only assume any additional future payments if it is approved by both parties.

1 GROUP ORGANIZATION *(CONTINUED)*

c. Establishment of a new operating model for Reach Ltd. ("REACH") and restructuring of REACH's debt *(continued)*

For accounting purposes, the IRU has been recognized as "Property, plant and equipment" in the amount of HK$1,576 million. It consists of an offset against an existing shareholder loan of US$157 million (approximately HK$1,225 million) and the assumption of one half of REACH's future capital expenditure payments relating to the IRU totaling approximately US$45 million (approximately HK$351 million). The remaining committed payments relate to purchases of plant and equipment of HK$74 million and operating expenses of HK$402 million which will be capitalized as "Property, plant and equipment" and written off as and when these payments are made respectively. A total of US$9 million (approximately HK$70 million) was paid during the year.

In addition, interest of US$6 million due by REACH to the Group was waived and US$290 million of the remaining balance of the Shareholder Loan and the amount owed by REACH of US$155 million under the capacity prepayment agreement was capitalized by way of the issue of 445,000,000 shares in REACH to Pacific Century Cable Holdings Limited, a wholly-owned subsidiary of the Company and holder of the Group's interest in REACH since its formation. Following the set-off and capitalization referred to above, REACH's aggregate indebtedness to the Group was reduced to US$155 million.

The subscription of additional shares in REACH and waiver of interest payable would have no impact on the financial statements of the Group as the carrying value of the Shareholder Loan and the outstanding amount under the capacity prepayment agreement entered into on April 15, 2003, together with their accrued interest, had been written off entirely in prior years.

Further, pursuant to the Reach Network Services Agreement dated April 16, 2005 between certain members of the Group, the Telstra Group and the Reach Group ("Reach Network Services Agreement"), REACH will provide to the Group and the Telstra Group certain outsourcing services in relation to the international undersea cable capacity allocated by way of the grant of the IRU.

As part of the arrangements relating to the establishment of the new operating model for REACH, the International Services Agreement was terminated pursuant to the provisions of the Reach Network Services Agreement and the Group's obligations under the capacity prepayment agreement have been satisfied under the Reach Debt and Asset Restructure Deed.

d. Acquisition of SUNDAY Communications Limited ("SUNDAY")

On June 13, 2005, the Company entered into a conditional sale and purchase agreement ("First Agreement") with Distacom Hong Kong Limited ("Distacom HK") and Distacom Communications Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 ordinary shares of HK$0.10 each ("SUNDAY Shares") of SUNDAY, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and whose American depositary shares are quoted on the NASDAQ National Market in the United States of America, representing approximately 46.15% of the issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per SUNDAY Share. On the same date, the Company entered into a separate conditional sale and purchase agreement ("Second Agreement") with Townhill Enterprises Limited ("Townhill") and USI Holdings Limited, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72% of the issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per SUNDAY Share. Upon the completion of both the First Agreement and the Second Agreement on June 22, 2005, the Company, through PCCW Mobile Holding No. 2 Limited ("PCCW Mobile"), was interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87% of the then issued share capital of SUNDAY, and as a result, SUNDAY became a subsidiary of the Company.

On July 8, 2005, PCCW Mobile made a mandatory unconditional cash offer (the "Offer"), through Citigroup Global Markets Asia Limited, to acquire all the SUNDAY Shares other than those owned by PCCW Mobile pursuant to Rule 26.1 of the Takeovers Code. The offer price was at HK$0.65 per SUNDAY Share, which was the same as the price payable by PCCW Mobile for each SUNDAY Share purchased under the First Agreement and the Second Agreement. Upon the closure of the Offer on September 9, 2005, PCCW Mobile owned in aggregate of 2,372,672,256 SUNDAY Shares, representing approximately 79.35% of the issued share capital of SUNDAY.

The Stock Exchange granted waivers to SUNDAY for the period between September 9, 2005 and 15 April, 2006 relating to the compliance with the 25% minimum public float requirement for SUNDAY Shares.

(Amount expressed in Hong Kong dollars unless otherwise stated)

1 GROUP ORGANIZATION *(CONTINUED)*

e. Disposal of gaming business in Japan

On July 22, 2005, a sale and purchase agreement was signed to dispose of the Group's 79.72% interest in JALECO LTD. ("JALECO") held by an indirect wholly-owned subsidiary of the Company. The disposal was completed on August 19, 2005 for a consideration of approximately US$48.3 million and the Group recognized a disposal gain of approximately HK$159 million.

f. Disposal of interest in MobileOne Ltd

On August 17, 2005, the Company announced that a conditional agreement had been signed to dispose of approximately 12.1% interest in MobileOne Ltd, one of the three mobile telephone operators in Singapore, by Great Eastern Telecommunications Limited ("GET"), an associate of the Group, for a consideration of approximately S$260.8 million. The disposal was completed on October 28, 2005. As a 49% shareholder of GET, the Group recognized approximately HK$52 million as its share of the disposal gain recognized by GET.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

a. Statement of compliance

These financial statements have been prepared in accordance with applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting periods reflected in these financial statements is provided in note 4.

b. Basis of preparation of the financial statements

The consolidated financial statements for the year ended December 31, 2005 comprise the Company and its subsidiaries, other than those unconsolidated subsidiaries acquired exclusively with a view for resale, and the Group's interest in jointly controlled companies and associates.

The measurement basis used in the preparation of the financial statements is historical cost basis, except that the following assets and liabilities are stated at fair value as explained in the accounting policies set out below:

- investment properties (see note 2(g));
- financial instruments classified as financial assets at fair value through profit or loss (see note 2(n)(i)) and available-for-sale financial assets (see note 2(n)(iii)); and
- derivative financial instruments (see note 2(p)).

The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell (see note 2(t)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustments in the next year are discussed in note 3.

c. Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Company, directly or indirectly, holds more than half of the issued share capital or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern its financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill (see note 2(l)).

Where the Group increases its interest in a subsidiary, its incremental interest gives rise to additional goodwill in the subsidiary. The goodwill is determined as the difference between the consideration given and the interest acquired in the subsidiary's net assets and contingent liabilities at their carrying values on the Group's consolidated balance sheet. No fair value exercise is performed because HKFRS 3 allows a step-up to fair values only at the date control is gained. Where the Group decreases its interest in a subsidiary without losing control, any gain or loss on the partial disposal is recognized as "Other gains, net" in the consolidated income statement.

Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Minority interests in the balance sheet, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity holders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity holders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

For subsidiaries which have accounting year ends different from the Group, the subsidiaries prepare, for the purpose of consolidation, financial statements up to and as at the same date as the Group.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(o)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

d. Associates

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participating in the financial and operating policy decisions.

Investments in associates are accounted for in the consolidated financial statements under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associates' net assets. The consolidated income statement includes the Group's share of post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

d. Associates *(continued)*

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

In the Company's balance sheet, investments in associates are stated at cost less impairment losses (see note 2(o)). The results of associates are accounted for by the Company on the basis of dividends received and receivable.

e. Joint ventures and jointly controlled companies

A joint venture or a jointly controlled company is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or the Company and one or more of the other parties share joint control over the economic activity of the entity. The Group has made investments in joint ventures in the People's Republic of China (the "PRC") in respect of which the partners' profit-sharing ratios during the joint venture period and share of net assets upon the expiration of the joint venture period may not be in proportion to their equity ratios, but are as defined in the respective joint venture contracts.

Investments made by means of joint venture structures where the Group or the Company controls the composition of the board of directors or equivalent governing body and/or is in a position to exercise control over the financial and operating policies of the joint ventures are accounted for as subsidiaries.

Investments in jointly controlled companies or joint ventures are accounted for in the consolidated financial statements under the equity method, as described in note 2(d) above.

In the Company's balance sheet, investments in joint ventures and jointly controlled companies are stated at cost less impairment losses (see note 2(o)). The results of joint ventures and jointly controlled companies are accounted for by the Company on the basis of dividends received and receivable.

f. Property, plant and equipment

The following items of property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(o)):

- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 2(h)); and
- other items of plant and equipment.

The cost of an item of property, plant and equipment comprises (i) its purchase price, (ii) any directly attributable costs of bringing the asset to its working condition and location for its intended use, and (iii) the initial estimate at the time of installation and during the period of use, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located.

Subsequent costs are included in the carrying amount of an item of property, plant and equipment or recognized as a separate item of property, plant and equipment, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance and overhaul costs, are recognized in the income statement as an expense in the period in which they are incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in the income statement on the date of retirement or disposal.

f. Property, plant and equipment *(continued)*

Freehold land is not depreciated. Depreciation on other property, plant and equipment is calculated to write off the cost of items of property, plant and equipment, less their expected residual value, if any, using the straight line method over their estimated useful lives as follows:

Land and buildings	Over the shorter of the unexpired term of land lease and the estimated useful lives
Exchange equipment	5 to 15 years
Transmission plant	5 to 25 years
Other plant and equipment	Over the shorter of 2 to 17 years and the term of lease

Both the useful life of an asset and its residual value, if any, are reviewed, and adjusted if appropriate, at each balance sheet date.

g. Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 2(h)) to earn rental income and/or for capital appreciation, and which are not occupied by the companies in the consolidated Group.

Investment properties are stated in the balance sheet at fair value, based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset, determined annually by independent qualified valuers. The fair value of investment properties reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognized in the income statement. Rental income from investment properties is accounted for as described in note 2(z)(iv).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 2(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 2(h).

When an item of property, plant and equipment is transferred to investment property following a change in its use, any differences between the carrying amount and the fair value of the item arising at the date of transfer is recognized directly in equity if it is a gain. Upon disposal of the item the gain is transferred to retained earnings. Any loss arising in this manner is recognized immediately in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment and its fair value at the date of reclassification becomes its cost for accounting purposes. Investment property, that is being redeveloped for continued future use as investment property, continues to be measured at fair value and is not reclassified as property, plant and equipment during the redevelopment.

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognized in the income statement.

h. Leased assets

i. Classification of assets leased to the Group

Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for property held under operating leases that would otherwise meet the definition of an investment property, which is classified as an investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 2(g)).

ii. Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(o). Revenue arising from operating leases is recognized in accordance with the Group's revenue recognition policies, as set out in note 2(z)(iv).

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

h. Leased assets *(continued)*

iii. Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is stated in the balance sheet as "Interests in leasehold land held for own use under operating leases" and is amortized to the income statement on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

i. Properties held for development

Properties held for development represent interests in land where construction has not yet commenced. Properties held for development are stated at cost less impairment losses. Costs include original land acquisition costs, costs of land use rights, and any direct development costs incurred attributable to such properties.

j. Properties under development

Properties under development represent interests in land and buildings under construction. Properties under development for long-term retention purposes are stated at cost less impairment losses.

Properties under development for sale, for which pre-sales have commenced and pre-sale contracts were entered before January, 1 2005 are stated at cost plus attributable profits less any foreseeable losses, sale deposits received and instalments received and receivable (see note 2(z)(iii)).

Properties under development for sale where the pre-sales have not yet commenced or pre-sale contracts were entered on or after January 1, 2005 are carried at the lower of cost and the estimated net realizable value.

Cost includes original land acquisition costs, costs of land use rights, prepayment of leasehold land, construction expenditure incurred and other direct development costs attributable to such properties, including amortization of leasehold land and interest incurred on loans directly attributable to the development prior to the completion of construction.

The net realizable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions.

Properties under development for long-term retention purpose, on completion, are transferred to property, plant and equipment or investment properties.

Properties under development for sale with the development expected to be completed within one year from the balance sheet date, which have either been pre-sold or are intended for sale, are classified under current assets.

k. Properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realizable value. Cost is determined by apportionment of the total land and development costs attributable to the unsold properties. Net realizable value represents the estimated selling price less costs to be incurred in selling the properties.

l. Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in jointly controlled companies or associates over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated in the consolidated balance sheet at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units ("CGUs") and is tested annually for impairment (see note 2(o)). In respect of jointly controlled companies and associates, the carrying amount of goodwill is included in the carrying amount of the interest in jointly controlled companies or associates.

On disposal of a CGU, a jointly controlled company or an associate during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

m. Intangible assets (other than goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses (see note 2(o)). Expenditure on internally generated goodwill and brands is recognized as an expense in the period in which it is incurred.

Subsequent expenditure on an intangible asset after its purchase or its completion is recognized as an expense when it is incurred unless it is probable that this expenditure will enable the asset to generate future economic benefits in excess of its originally assessed standard of performance and this expenditure can be measured and attributed to the asset reliably. If these conditions are met, the subsequent expenditure is added to the cost of the intangible assets.

Amortization of intangible assets is charged to the income statement on a straight-line basis over the assets' estimated useful lives unless such lives are indefinite. Intangible assets with an indefinite useful life are tested systematically for impairment at each balance sheet date. The following intangible assets with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

Trademarks	2 – 20 years
Content licence	10 years
Wireless broadband licence	Over the term of licence
Mobile carrier licence for third generation ("3G") services ("3G licence")	Over the term of licence, commencing from the date of launch of the 3G services
Customer base	2 years

Both the useful life and method of amortization and any conclusion that the useful life of an intangible asset is indefinite are reviewed annually.

n. Investments in debt and equity securities

The Group classifies its investments in debt and equity securities, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, in the following categories:

i. Financial assets at fair value through profit or loss

This category comprises financial assets held for trading and those designated as fair value through profit or loss at inception. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management.

Financial assets at fair value through profit or loss are classified as current assets, if they are either held for trading or are expected to be realized within 12 months of the balance sheet date, and are initially stated at fair value. At each balance sheet date, the fair value is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise.

ii. Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive ability and intention to hold to maturity. They are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets.

Held-to-maturity investments are initially recognized in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortized cost less impairment losses (see note 2(o)).

iii. Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the Group intends to dispose of the investment within 12 months from the balance sheet date.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

n. Investments in debt and equity securities *(continued)*

iii. Available-for-sale financial assets *(continued)*

Available-for-sale financial assets are initially recognized at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any unrealized holding gains or losses arising from the changes in fair value being recognized directly in the available-for-sale financial assets reserve under equity, except for impairment losses (see note 2(o)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses which are recognized directly in the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognized in the income statement. When the investments are derecognized, the cumulative gain or loss previously recognized directly in the equity is recognized in the income statement.

The fair value of quoted investments are based on bid price at the balance sheet date. For unlisted securities or financial assets without an active market, the Group establishes the fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. If none of the valuation techniques results in a reasonable estimate on the fair value, the investment is stated at cost less impairment losses (see note 2(o)).

Investments are recognized or derecognized on the date the Group commits to purchase or sell the investments or they expire.

o. Impairment of assets

i. Impairment of investments in debt and equity securities and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortized cost or are classified as available-for-sale financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If such evidence exists, any impairment loss is determined and recognized as follows:

- For unquoted equity securities and current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and recognized in the income statement. Impairment losses for current receivables are reversed through the income statement if in a subsequent period the amount of the impairment loss decreases. Impairment losses for unquoted equity securities are not reversed.

- For financial assets carried at amortized cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), and recognized in the income statement.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the income statement. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognized in prior years.

- For available-for-sale financial assets, when there is an impairment, the cumulative loss, if any, that had been recognized directly in the available-for-sale financial assets reserve under equity is removed from equity and is recognized in the income statement. The amount of the cumulative loss that is recognized in the income statement is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset previously recognized in the income statement.

  Impairment losses recognized in the income statement in respect of the available-for-sale financial assets are not reversed through the income statement. Any subsequent increase in the fair value of such assets is recognized directly in the available-for-sale financial assets reserve under equity.

  Impairment losses in respect of the available-for-sale financial assets are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognized. Reversals of impairment losses in such circumstances are recognized in the income statement.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

o. Impairment of assets *(continued)*

ii. Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- interests in leasehold land held for own use classified as being held under an operating lease;
- intangible assets;
- investments in subsidiaries, jointly controlled companies and associates; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- Calculation of recoverable amount

  The recoverable amount of an asset is the greater of its net selling price and its value in use. Net selling price is the amount obtainable from the sale of an asset in an arm's length transaction between knowledgeable, willing parties, less the costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a CGU).

- Recognition of impairment losses

  An impairment loss is recognized in the income statement whenever the carrying amount of an asset, or the CGU to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then, to reduce the carrying amount of the other assets in the CGU on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not allowed to be reversed.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to the income statement in the period in which the reversals are recognized.

p. Derivative financial instruments

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized immediately in the income statement, except where the derivatives qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

q. Inventories

Inventories consist of trading inventories, work-in-progress and consumable inventories.

Trading inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Work-in-progress is stated at cost, which comprises labor, materials and overheads where appropriate.

Consumable inventories, held for use in the maintenance and expansion of the Group's telecommunications systems, are stated at cost less provision for deterioration and obsolescence.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

q. Inventories *(continued)*

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

r. Construction contracts

The accounting policy for contract revenue is set out in note 2(z)(v) below. When the outcome of a construction contract can be estimated reliably, contract costs are recognized as an expense by reference to the stage of completion of the contract at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognized as an expense in the period in which they are incurred.

Construction contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognized profit less recognized losses and estimated value of work performed, including progress billing, and are presented in the balance sheet as the "Gross amount due from customers for contract work" (as an asset) or the "Gross amount due to customers for contract work" (as a liability), as applicable. Progress billings for work performed on a contract not yet paid by customers are included in the balance sheet under "Prepayments, deposits and other current assets".

s. Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method, less impairment losses for bad and doubtful debts (see note 2(o)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(o)).

t. Unconsolidated subsidiaries held for sale

A subsidiary that is acquired and held exclusively with a view to resale is not consolidated and is classified as unconsolidated subsidiary held for sale in the consolidated balance sheet. Unconsolidated subsidiaries held for sale are classified as current assets because the sale is expected to be completed generally within one year or a further period if events or circumstances beyond the Group's control occur but the Group has initiated and is committed to a plan to sell the assets. The investment in unconsolidated subsidiaries held for sale is stated at the lower of carrying amount and fair value less costs to sell.

u. Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions (other than restricted cash), and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management, and also advances from banks repayable within three months from the dates of advances.

v. Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

w. Borrowings

Borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value being recognized in the income statement over the period of the borrowings using the effective interest method.

x. Convertible notes and bonds

i. Convertible notes and bonds issued

Convertible notes and bonds that can be converted to share capital of the Company at the option of the holder, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. At initial recognition the liability component of the convertible notes and bonds is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amounts initially recognized as the liability component is recognized as the equity component and included in the convertible note and bonds reserve under equity. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

x. Convertible notes and bonds *(continued)*

i. Convertible notes and bonds issued *(continued)*

The liability component is subsequently stated at amortized cost until extinguished on conversion or maturity of the notes and bonds, with any difference between the amount initially recognized and the redemption value being recognized in the income statement over the period of the notes and bonds using the effective interest method.

If the notes and bonds are converted, the respective equity component in the convertible note and bonds reserve, together with the carrying value of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the notes and bonds are redeemed, the respective equity component in the convertible note and bonds reserve is released directly to deficit.

ii. Convertible notes held

Convertible notes held on a continuing basis for an identifiable long-term purpose, are split into their derivative assets and assets components at initial recognition by recognizing the derivative asset component at its fair value and attributing to the asset component the difference between the proceeds of the convertible notes and the fair value of the derivative asset component.

The asset component is subsequently stated at amortized cost, with any difference between the fair value initially recognized and the redemption value being recognized in the income statement over the period of the convertible notes using the effective interest method. The derivative asset component is recognized at fair value with any change in fair value recognized in the income statement.

y. Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group or the Company has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

z. Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in the income statement as follows:

i. Telecommunications and other services

Telecommunications services comprise the fixed line and mobile telecommunications network services, and equipment businesses mainly in Hong Kong.

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the applicable fixed period.

Up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

Other service income is recognized when services are rendered to customers.

ii. Sales of goods

Revenue from sale of goods is recognized when goods are delivered to customers which generally coincides with the time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is recorded after deduction of any trade discounts.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

z. Revenue recognition *(continued)*

iii. Sales of properties

Revenue and profits arising from sales of completed properties is recognized upon execution of legally binding unconditional sales contracts upon which the beneficial interest in the property passes to the purchasers together with the significant risks and rewards of ownership.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development is accounted for as follows:

- for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005, as permitted by the transitional provisions of HK-Int 3, revenue and profits continue to be recognized on the percentage of construction completion basis commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. Deposits and instalments received from purchasers are netted off from properties under development.
- for pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into on or after January 1, 2005, as required by HK-Int 3, revenue and profits are recognized upon completion of the development and when significant risks and reward of ownership have been transferred. Deposits and instalments received from purchasers prior to this stage are included in current liabilities.

iv. Rental income from operating leases

Rental income receivable under operating leases is recognized in the income statement in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of leased asset. Lease incentives granted are recognized in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognized as income in the accounting period in which they are earned.

v. Contract revenue

Revenue from a fixed price contract is recognized using the percentage of completion method, measured by reference to the percentage of estimated value of work performed to date to total contract revenue.

vi. Interest income

Interest income is recognized on a time-apportioned basis using the effective interest method.

vii. Commission income

Commission income is recognized when entitlement to the income is ascertained.

viii. Dividend income

Dividend income is recognized when the shareholder's right to receive payment is established.

aa. Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

Discounts or premiums relating to borrowings, ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings, to the extent that they are regarded as adjustments to interest costs, are recognized as expenses over the period of the borrowing using the effective interest method.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

bb. Income tax

i. Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in the income statement except to the extent that they relate to items recognized directly in equity, in which case they are recognized in equity.

ii. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous year.

iii. Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

All deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

cc. Employee benefits

i. Short term employee benefits

Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii. Retirement benefits

The Group operates both defined benefit and defined contribution retirement schemes (including the Mandatory Provident Fund) for its employees, the assets of which are generally held in separate trustee – administered funds. The schemes are generally funded by payments from the relevant Group companies and, in some cases, employees themselves, taking account of the recommendations of independent qualified actuaries.

The Group's contributions to the defined contribution schemes are recognized as an expense in the income statement in the period to which the contributions relate.

Retirement costs under defined benefit retirement schemes are assessed using the projected unit credit method. Under this method, the cost of providing defined benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on Exchange Fund Notes, which have terms to maturity approximating the terms of the related liability. Scheme assets are measured at fair value. Actuarial gains and losses, to the extent that the amount is in excess of 10% of the greater of the present value of the defined benefit obligations and the fair value of the scheme assets, are recognized in the income statement over the expected average remaining service lives of the participating employees. Past service costs are recognized as an expense on a straight-line basis over the vesting period until the benefits become vested.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

cc. Employee benefits *(continued)*

iii. Share-based payments

The Group operates share option schemes where employees (and including directors) are granted options to acquire shares of the Company at specified exercise prices. The fair value of the employee services received in exchange for the grant of the options is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity. The fair value of the options granted is measured at grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted, and spread over the respective vesting period during which the employees become unconditionally entitled to the options. During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve. On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the employee share-based compensation reserve). The equity amount is recognized in the employee share-based compensation reserve until either the share options are exercised (when it is transferred to the share premium account) or the share options expires (when it is released directly to retained profits). Share options granted before November 7, 2002 or vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2. When the share options are exercised, the proceeds received, net of any directly attributable transaction cost, are credited to share capital (nominal value) and share premium.

The Group also grants employees (but not directors) shares of the Company at nil consideration under its share award schemes, under which the awarded shares are either newly issued at par value (the "Subscription Scheme") or are purchased from the open market (the "Purchase Scheme"). For the Subscription Scheme, the fair value of the employee services received in exchange for the grant of shares newly issued is recognized as staff costs in the income statement with a corresponding increase in an employee share-based compensation reserve under equity. The fair value of the awarded shares is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period. During the vesting period, the number of awarded shares that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognized in prior years is charged or credited in the income statement for the year of the review, unless the original staff costs qualify for recognition as an asset, with a corresponding adjustment to the employee share-based compensation reserve. On vesting date, the amount recognized as staff costs is adjusted to reflect the actual number of awarded shares that vest (with a corresponding adjustment to the employee share-based compensation reserve). Shares awarded under the Subscription Scheme before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2. On the other hand, for the Purchase Scheme, the cost of shares purchased from the open market is recognized in the balance sheet as prepaid expenses at the date of grant and amortized over the respective vesting period and recognized in the income statement as staff costs.

Shares of the Company granted to employees of the Group by the principal shareholder of the Company are accounted for in accordance with the same policy for the awarded shares under the Subscription Scheme as described above. The fair value of the shares granted by principal shareholder is measured by the quoted market price of the shares at grant date and is charged to the income statement over the respective vesting period.

iv. Termination benefits

Termination benefits are recognized only after either an agreement is in place with the appropriate employee representatives specifying the terms of redundancy and the numbers of employees affected, or, after individual employees have been advised of the specific terms.

2 BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

dd. Foreign currencies

Foreign currencies transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined. Exchange differences arising on translation of non-monetary assets and liabilities, such as financial assets at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement. Exchange differences arising on translation of non-monetary assets and liabilities, such as available-for-sale financial assets, are included in the fair value gain or loss in the available-for-sale financial assets reserve under equity.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of transactions. Balance sheet items of foreign operations, including goodwill arising on consolidation of foreign operations acquired on or after January 1, 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. Goodwill arising on consolidation of a foreign operation acquired before January 1, 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation. The resulting exchange differences are recognized directly in the currency translation reserve under equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, if any, are taken to currency translation reserve under equity. On disposal of a foreign operation, the cumulative amount of the exchange differences recognized in the currency translation reserve under equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

ee. Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses and segment performance include transactions between segments. Inter-segment pricing is based on similar terms as those available to other external parties for similar services. These transactions are eliminated upon consolidation.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets and liabilities, interest-bearing loans, borrowings, corporate and financing expenses.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

a. Key sources of estimation uncertainty

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 21, 32(a), 33 and 40 contain information about the assumptions and their risk factors relating to goodwill impairment, defined benefit liability, fair value of share options or shares granted and financial instruments. Other key sources of estimation uncertainty are discussed below.

i. Useful lives of property, plant and equipment and intangible assets (other than goodwill)

The Group has significant property, plant and equipment and intangible assets (other than goodwill) acquired through the purchases of various subsidiaries. The Group is required to estimate the useful lives of property, plant and equipment and intangible assets (other than goodwill) in order to ascertain the amount of depreciation and amortization charges for each reporting period. A significant amount of these assets have estimated useful lives that extend beyond 10 years.

The useful lives are estimated at the time of purchase of these assets after considering future technology changes, business developments and the Group's strategies. The Group performs an annual review to assess the appropriateness of the estimated useful lives. Such review takes into account any unexpected adverse changes in circumstances or events, including declines in projected operating results, negative industry or economic trends, rapid advancement in technology and significant downturns in the Company's stock price. The Group extends or shortens the useful lives and/or makes impairment provisions according to the results of the review.

ii. Impairment of assets

At each balance sheet date, the Group reviews internal and external sources of information to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

- property, plant and equipment;
- interests in leasehold land held for own use classified as being held under an operating lease;
- intangible assets;
- investments in subsidiaries, jointly controlled companies and associates (except for those classified as held for sale or included in a disposal group that is classified as held for sale); and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment. An impairment loss is recognized in the income statement whenever the carrying amount of an asset exceeds its recoverable amounts.

The sources utilized to identify indications of impairment are often subjective in nature and the Group is required to use judgement in applying such information to its business. The Group's interpretation of this information has a direct impact on whether an impairment assessment is performed as at any given balance sheet date. Such information is particularly significant as it relates to the Group's telecommunications services and infrastructure businesses in Hong Kong.

If an indication of impairment is identified, such information is further subjected to an exercise that requires the Group to estimate the recoverable value, representing the greater of the net selling price of such asset or its value in use. Depending on the Group's assessment of the overall materiality of the asset under review and complexity of deriving reasonable estimates of the recoverable value, the Group may perform such assessment utilizing internal resources or the Group may engage external advisors to counsel the Group in making this assessment. Regardless of the resources utilized, the Group is required to make many assumptions to make this assessment, including the utilization of such asset, the cash flows to be generated, appropriate market discount rates and the projected market and regulatory conditions. Changes in any of these assumptions could result in a material change to future estimates of the recoverable value of any asset.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(CONTINUED)*

a. Key sources of estimation uncertainty *(continued)*

iii. Revenue recognition

Telecommunications service revenue based on usage of the Group's network and facilities is recognized when the services are rendered. Telecommunications revenue for services provided for fixed periods is recognized on a straight-line basis over the respective period. In addition, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period. The Group is required to exercise considerable judgement in revenue recognition particularly in the areas of customer discounts, billing reserves for pricing changes, customer disputes, revenue reserve for special customer agreements and stabilized churn rate. Significant changes in management estimates may result in material revenue adjustments.

Revenue and profits arising from the pre-completion contracts for the sale of properties under development for which legally binding unconditional sales contracts were entered into before January 1, 2005 are recognized on the percentage of construction completion basis commencing when these contracts are signed and exchanged, provided that the construction work has progressed to a stage where the ultimate realization of profit can be reasonably determined and on the basis that the total estimated profit is apportioned over the entire period of construction to reflect the progress of the development. In this regard, the pre-sales of the residential portion of the Cyberport project commenced in early 2003. The Group has made certain estimates concerning the stage of completion of properties subject to pre-sale, the estimated costs to be incurred to completion, and the estimated total sales and cost of sales in applying the percentage of construction completion method. Significant changes in these estimates could result in material changes to revenues and profit recognized for pre-completion contracts for sales of properties under development.

iv. Provisions

The Group recognizes provisions when it has a present legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. The recording of provisions requires the application of judgements about the ultimate resolution of these obligations. At a result, provisions are reviewed at each balance sheet date and adjusted to reflect the Group's current best estimate.

Pursuant to the agreement in respect of the Cyberport project as set out in note 20(a), the Government of Hong Kong (the "Government") is entitled to receive payments of approximately 65% from the surplus cashflow as stipulated under certain terms and conditions of the Cyberport Project Agreement arising from the sales of the residential portion of the Cyberport project. Provision for payment to the Government is included as a cost within properties under development. The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project and forms part of the development costs for the Cyberport project. In case there are any changes to the Group's estimates of projected future sales proceeds and the developments costs, this would impact on the provisions to be made and the Group's profit to be derived from the Cyberport project.

v. Deferred taxation

While deferred tax liabilities are provided in full on all taxable temporary differences, deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. In assessing the amount of deferred tax assets that need to be recognized, the Group considers future taxable income and ongoing prudent and feasible tax planning strategies. In the event that the Group's estimates of projected future taxable income and benefits from available tax strategies are changed, or changes in current tax regulations are enacted that would impact the timing or extent of the Group's ability to utilize the tax benefits of net operating loss carryforwards in the future, adjustments to the recorded amount of net deferred tax assets and taxation expense would be made.

vi. Current tax

The Group makes provision for current tax based on estimated income tax liabilities. The estimated income tax liabilities are primarily computed based on the tax computation as prepared by the Group. Nevertheless, from time to time, there are cases of disagreements with the tax authorities of Hong Kong and elsewhere on the tax treatments of items included in the tax computations. If the Group considers it probable that these disputes would result in additional tax payments, the most likely amount of the payment will be estimated and adjustments to the tax expenses and tax liabilities will be made accordingly.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(CONTINUED)*

b. Critical accounting judgements in applying the Group's accounting policies

Certain critical accounting judgements in applying the Group's accounting policies are described below.

i. Distinction between investment properties and owner-occupied properties

The Group determines whether a property qualifies as investment property, and has developed criteria in making its judgement. Investment property is a property held to earn rentals and/or for capital appreciation. Therefore, the Group considers whether the property generates cash flows largely independently of the other assets held by the entity.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions can be sold separately (or leased out separately under a finance lease), the Group's financial statements account for the portions separately. If the portions cannot be sold separately, the property is accounted for as investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgement is applied in determining whether ancillary services are so significant that a property does not qualify as investment property. The Group considers each property separately in making its judgement.

ii. Held-to-maturity investments

The Group follows the guidance of HKAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturities as held-to-maturity investments. In making its judgment on this classification, the Group evaluates its intention and ability to hold such investments to maturity.

If the Group fails to keep these investments to maturity other than for specific circumstances explained in HKAS 39, it will be required to reclassify the whole class as available-for-sale financial assets. The investments would therefore be measured at fair value but not amortized cost.

iii. Accounting for the IRU

The Group acquired an IRU from the Reach Group to use certain international undersea cables and determined to recognize it as transmission plant under "Property, plant and equipment". The Group believes that the period covered by the IRU represents the major part of the economic lives of the underlying assets and the Group bears all costs and receives all the benefits from the utilization of the undersea cables. Accordingly, the Group believes the risks and rewards incidental to ownership have been transferred to the Group and has treated the transaction as an acquisition of property, plant and equipment.

iv. Disposal of PCCW Tower

The disposal of PCCW Tower, the Group's headquarters in Hong Kong, was completed on February 7, 2005. Under the formal property sale and purchase agreement dated December 21, 2004, on completion of the disposal, the Group, through PCPD, has guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a period of 5 years commencing from the date following completion of the disposal. The Group considers that the significant risks and rewards associated with the ownership of the property have been transferred to the purchaser as the net potential shortfall in rental to be received by the Group over the guaranteed net monthly rental payments for the 5-year-period, if any, will be insignificant as compared to the total sales proceeds of HK$2,808 million.

4 CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after January 1, 2005.

The principal accounting policies of the Group after the adoption of these new and revised HKFRSs have been summarized in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

The Group has not adopted any new standard or interpretation that is not effective for the current accounting period, details of which are set out in note 47.

a. Adoption of new and revised HKFRSs

The Group has adopted the new and revised HKFRSs below, which are relevant to its operations, in the preparation of the financial statements. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 11	Construction Contracts
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 12	Consolidation – Special Purpose Entities
HKAS-Int 15	Operating Leases – Incentives
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations
HK-Int 3	Revenue – Pre-completion Contracts for the Sale of Development Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 19, 21, 23, 27, 28, 31, 33, 37, 38, HKAS-Ints 12 and 15, HKFRS 5 and HK-Int 4 had no material effect on the accounting policies. The effect of the adoption of certain new and revised HKFRSs, which results in substantial changes to the accounting policies, is set out below.

i. Changes in presentation (HKAS 1)

HKAS 1 has affected the presentation of share of net after-tax results of jointly controlled companies and associates, and minority interests.

(Amount expressed in Hong Kong dollars unless otherwise stated)

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

a. Adoption of new and revised HKFRSs *(continued)*

i. Changes in presentation (HKAS 1) *(continued)*

- Presentation of shares of jointly controlled companies' and associates' taxation

  In prior years, the Group's share of taxation of jointly controlled companies and associates accounted for using the equity method was included as part of the Group's income tax in the consolidated income statement. With effect from January 1, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of jointly controlled companies and associates accounted for under equity method in the respective shares of results of jointly controlled companies and associates reported in the consolidated income statement before arriving at the Group's profit or loss before taxation.

- Minority interests

  In prior years, minority interests in the results of the Group for the year were separately presented in the income statement as a deduction before arriving at the profit attributable to shareholders (the equity holders of the Company). With effect from January 1, 2005, in order to comply with HKAS 1, the Group has changed its accounting policy relating to the presentation of minority interests. Under the new policy, minority interests are presented in the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company, and are presented as part of equity, separately from interests attributable to the equity holders of the Company on the consolidated balance sheet, details of which are set out in note 2(c).

These changes in presentation have been applied retrospectively with comparatives restated as shown in notes 4(b) and 4(c) below.

ii. Leasehold land and buildings held for own use (HKAS 17)

In prior years, leasehold land and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write off the cost on a straight-line basis over the shorter of the lease term and the estimated useful lives of the buildings.

With effect from January 1, 2005, in order to comply with HKAS 17, the Group has adopted a new policy for leasehold land and buildings held for own use. Under the new policy, the interest in leasehold land held for own use is accounted for as being held under an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the interest in leasehold land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment. Any pre-paid cost of acquiring the land leases is amortized in the income statement on a straight-line basis over the period of the lease term or where there is impairment, the impairment is expensed in the income statement. Details of the new policy are set out in notes 2(f) and 2(h).

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

iii. Recognition of up-front installation fees (HKAS 18)

In prior years, up-front fees received for installation of equipment and activation of customer service were recognized when installation and activation were completed.

Upon the adoption of HKAS 18 as from January 1, 2005, as set out in note 2(z)(i), up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period, which is estimated based on the expected stabilized churn rate.

This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

a. Adoption of new and revised HKFRSs *(continued)*

iv. Definition of related parties (HKAS 24)

As a result of the adoption of HKAS 24, the definition of related parties as disclosed in note 5 has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had the Statement of Standard Accounting Practice 20 "Related party disclosures" still been in effect.

v. Financial instruments (HKAS 32 and HKAS 39)

With effect from January 1, 2005, in order to comply with HKAS 32 and HKAS 39, the Group has changed its accounting policies relating to financial instruments to those as set out in notes 2(n) to (p), 2(s) and 2(v) to (x). Further details of the changes are as follows:

- Investments in debt and equity securities

  In prior years, equity investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, were classified as (i) investment securities, where the investments were held on a continuing basis for an identifiable long-term purpose were classified as investment securities and were stated at cost less provisions for diminution in value; and (ii) other investments, where the investments were other than investment securities and held-to-maturity securities and were stated at fair value with changes in fair value recognized in the income statement as they arose.

  With effect from January 1, 2005, and in accordance with HKAS 39, all non-trading investments, other than investments in subsidiaries, associates, joint ventures and jointly controlled companies, are classified as available-for-sale financial assets and carried at fair value. Changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired. There are no material adjustments arising from the adoption of the new policies to the carrying value of trading investments, held-to-maturity investments and unquoted available-for-sale financial assets not carried at fair value. Details of the new accounting policies are set out in note 2(n).

- Derivative financial instruments

  In prior years, the notional amounts of derivative financial instruments, including interest rate and currency swaps, forward interest rate agreements, interest rate options and equity options, entered into by the Group were not reflected in the balance sheet. The related interest flows were accounted for on an accrual basis and the premiums received or paid on written or purchased options were amortized over the terms of the respective options.

  With effect from January 1, 2005, and in accordance with HKAS 39, all derivative financial instruments entered into by the Group are stated at fair value. Changes in fair value are recognized in the income statement as they arise. Details of the new accounting policies are set out in note 2(p).

- Convertible notes and bonds

  In prior years, convertible notes and bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible notes and bonds on a straight-line basis. Convertible notes held on a continuing basis for an identifiable long-term purpose were classified as loans receivable and stated at cost plus premium.

  With effect from January 1, 2005, and in accordance with HKAS 32, convertible notes and bonds issued, that are convertible into a fixed number of shares of the Company, are split into their liability and equity components at initial recognition. The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest rate method. The equity component is recognized in the convertible note and bonds reserve until the note or bond is either converted (in which case it is transferred to share premium) or the note or bond is redeemed (in which case it is released directly to retained profits). For convertible notes held on a continuing basis for an identifiable long-term purpose, they are split into their derivative assets and asset components at initial recognition. The asset component is subsequently carried at amortized cost, while the derivative asset component is stated at fair value with the change in fair value recognized in the income statement. Details of the new accounting policies are set out in note 2(x).

(Amount expressed in Hong Kong dollars unless otherwise stated)

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

a. Adoption of new and revised HKFRSs *(continued)*

v. Financial instruments (HKAS 32 and HKAS 39) *(continued)*

– Amounts due from/to subsidiaries

In prior years, amounts due from subsidiaries of the Company are stated at cost less impairment losses while amounts due to subsidiaries of the Company are stated at cost.

With effect from January 1, 2005, and in accordance with HKAS 39, amounts due from subsidiaries are initially recognized at fair value and thereafter stated at amortized cost less impairment losses, except where the amounts due from subsidiaries are interest-free without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the amounts due from subsidiaries are stated at cost less impairment losses. For amounts due to subsidiaries, they are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost. Details of the new accounting policies are set out in notes 2(s) and 2(v) respectively.

The above changes in accounting policies were adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 in accordance with the transitional arrangements in HKAS 39, except for the change in accounting policy relating to the splitting of the convertible notes and bonds issued into their liability and equity components at initial recognition in accordance with HKAS 32, in which case it has been adopted retrospectively. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

vi. Amortization of goodwill (HKFRS 3 and HKAS 36)

In prior periods, goodwill, arising on consolidation for acquisitions:

– occurring before January 1, 2001 was taken directly to reserves at the time it arose, and was not recognized in the income statement until disposal or impairment of the acquired business, and was subject to annual impairment testing; and

– occurring on or after January 1, 2001 was amortized on a straight-line basis over its useful life and was subject to impairment testing when there were indications of impairment.

With effect from January 1, 2005, in order to comply with HKFRS 3 and HKAS 36, the Group has changed its accounting policies relating to goodwill. Under the new policy, the Group no longer amortizes goodwill but tests it at least annually for impairment. Details of the new accounting policies are set out in note 2(l).

The new policy in respect of the cessation of amortization of goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. Also, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before January 1, 2001) will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances. The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 4(c) below.

vii. Investment property (HKAS 40)

Changes in accounting policies relating to investment properties are as follows:

– Recognition of movements in fair value in the income statement

In prior years, changes arising on the revaluation of the Group's investment properties were recognized directly in the property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognized in the income statement had been reversed, or when an individual investment property was disposed of. In these limited circumstances, changes arising on the revaluation were recognized in the income statement.

Upon the adoption of HKAS 40 as from January 1, 2005, as set out in note 2(g), all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

There is no requirement for the Group to restate the comparative information and accordingly, any adjustment relating to the treatment of the property revaluation surplus has been made to the deficit as at January 1, 2005, including the reclassification of any amount held in the property revaluation reserve.

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

a. Adoption of new and revised HKFRSs *(continued)*

vii. Investment property (HKAS 40) *(continued)*

- Dual use properties

  In prior years, for dual use properties, the parts held for own use and used as investment properties were accounted for separately if a significant portion of the property was occupied by members of the Group.

  HKAS 40 states that dual use properties can only be classified as investment properties if (i) the portion used as investment properties can be separately sold or leased out under finance lease; or (ii) the portion occupied by members of the Group is insignificant.

  Upon the adoption of HKAS 40 as from January 1, 2005, part of the properties being accounted for as investment properties in prior years is treated as properties held for own use and hence is accounted for in accordance with HKAS 16 under the accounting policy as set out in note 2(f). The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

viii. Deferred tax on movements in fair value of investment properties (HKAS-Int 21)

In prior years, the Group was required to apply the tax rate that would be applied for recovery of the carrying value of the investment properties through sale to determine whether any amounts of deferred tax liabilities should be recognized on the revaluation of investment properties.

As from January 1, 2005, in order to comply with HKAS-Int 21, the Group recognizes deferred tax liabilities on movements in the fair value of an investment property using tax rates that are applied for recovery of the carrying value of the investment properties through use, if the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model. Details of the accounting policy for deferred tax are set out in note 2(bb).

The change in accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly. The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

ix. Equity-settled share-based payments (HKFRS 2)

In prior years, no amounts were recognized for the equity-settled share-based payment transactions in the Group, including:

- share options granted to employees or directors of the Group to acquire shares of the Company at specified exercise prices under the share option schemes operated by the Group;
- shares of the Company awarded to employees (but not directors) of the Group under the Subscription Scheme operated by the Group; and
- shares of the Company granted to employees of the Group by the principal shareholder of the Company.

If the employees or directors of the Group chose to exercise the share options, the nominal amount of share capital and share premium were credited only to the extent of the share option's exercise price receivable.

With effect from January 1, 2005, in order to comply with HKFRS 2, the Group has adopted a new policy for the above equity-settled share-based payment transactions. Under the new policy, the Group recognizes the fair value of such share options or shares as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity. Further details of the new policy are set out in note 2(cc)(iii).

(Amount expressed in Hong Kong dollars unless otherwise stated)

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

a. Adoption of new and revised HKFRSs *(continued)*

ix. Equity-settled share-based payments (HKFRS 2) *(continued)*

The new accounting policy has been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to the following grants of share options or shares:

- all share options or shares granted to employees or directors on or before November 7, 2002; and
- all share options or shares granted to employees or directors after November 7, 2002 but which had vested before January 1, 2005.

The adjustments for each financial statement line item affected for the years ended December 31, 2004 and 2005 are set out in notes 4(b) and 4(c) below.

x. Revenue arising from pre-sales of properties under development (HK-Int 3)

In prior years, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion basis.

Upon the adoption of HK-Int 3 as from January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed. Further details of the new policy are set out in note 2(z)(iii).

The new accounting policy has been applied prospectively in accordance with the transitional arrangements under HK-Int 3. The adjustments for each financial statement line item affected for the year ended December 31, 2005 are set out in note 4(c) below.

b. Restatement of prior periods

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective new and revised HKFRSs or the provisions of HKAS 8 to each of the line items in the consolidated income statement and balance sheet and the Company's balance sheet and other significant related disclosure items as previously reported for the year ended December 31, 2004.

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

b. Restatement of prior periods *(continued)*

i. Effect on the consolidated financial statements

Consolidated income statement for the year ended December 31, 2004

In HK$ million (except for earnings per share)	2004 (as previously reported)	Effect of new policy (increase/(decrease) in profit for the year)							2004 (as restated)
		HKAS 1 *(Note 4(a)(i))*	HKAS 17 *(Note 4(a)(ii))*	HKAS 18 *(Note 4(a)(iii))*	HKAS 32 *(Note 4(a)(v))*	HKAS-Int 21 *(Note 4(a)(viii))*	HKFRS 2 *(Note 4(a)(ix))*	Sub-total	
Turnover	22,895	–	–	107	–	–	–	107	23,002
Cost of sales	(10,531)	–	–	–	–	–	–	–	(10,531)
General and administrative expenses	(8,298)	–	7	–	–	–	(93)	(86)	(8,384)
Other gains, net	461	–	–	–	–	(52)	–	(52)	409
Provisions for impairment losses	(40)	–	–	–	–	–	–	–	(40)
Restructuring costs	(51)	–	–	–	–	–	–	–	(51)
Interest income	57	–	–	–	–	–	–	–	57
Finance costs	(1,986)	–	–	–	(32)	–	–	(32)	(2,018)
Share of results of jointly controlled companies	(4)	–	–	–	–	–	–	–	(4)
Share of results of associates	152	(1)	–	–	–	–	–	(1)	151
Impairment losses on interests in jointly controlled companies and associates	(16)	–	–	–	–	–	–	–	(16)
Profit before taxation	2,639	(1)	7	107	(32)	(52)	(93)	(64)	2,575
Income tax	(981)	1	–	(19)	–	–	–	(18)	(999)
Profit after taxation	1,658	–	7	88	(32)	(52)	(93)	(82)	1,576
Minority interests	(20)	20	–	–	–	–	–	20	–
Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576
Attributable to:									
Equity holders of the Company	1,638	–	7	88	(32)	(52)	(93)	(82)	1,556
Minority interests	–	20	–	–	–	–	–	20	20
Profit for the year	1,638	20	7	88	(32)	(52)	(93)	(62)	1,576
Earnings per share (in HK cents)									
Basic	30.50	–	0.13	1.64	(0.59)	(0.97)	(1.73)	(1.52)	28.98
Diluted	30.26	–	0.13	1.60	(0.58)	(0.95)	(1.69)	(1.49)	28.77
Increase/(Decrease) in other significant disclosure items:									
Staff costs	2,903	–	–	–	–	–	93	93	2,996
Depreciation	2,379	–	(22)	–	–	–	–	(22)	2,357
Amortization of land lease premium	–	–	15	–	–	–	–	15	15

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

b. Restatement of prior periods *(continued)*

i. Effect on the consolidated financial statements *(continued)*

Consolidated balance sheet as at December 31, 2004

In HK$ million	2004 (as previously reported)	Effect of new policy (increase/(decrease) in net assets)							2004 (as restated)
		HKAS 17 *(Note 4(a)(ii))*	HKAS 18 *(Note 4(a)(iii))*	HKAS 32 *(Note 4(a)(v))*	HKAS 40 *(Note 4(a)(vii))*	HKAS-Int 21 *(Note 4(a)(viii))*	HKFRS 2 *(Note 4(a)(ix))*	Sub-total	
Non-current assets									
Property, plant and equipment	15,062	(1,157)	–	–	116	–	–	(1,041)	14,021
Investment properties	5,184	–	–	–	(108)	–	–	(108)	5,076
Interests in leasehold land held for own use under operating leases	–	1,189	–	–	(3)	–	–	1,186	1,186
Other non-current assets	11,198	–	–	–	–	–	–	–	11,198
	31,444	32	–	–	5	–	–	37	31,481
Current assets	13,524	–	–	–	–	–	–	–	13,524
Current liabilities									
Short-term borrowings	(9,031)	–	–	19	–	–	–	19	(9,012)
Accruals, other payables and deferred income	(6,617)	–	–	(15)	–	–	–	(15)	(6,632)
Advances from customers	(1,052)	–	(231)	–	–	–	–	(231)	(1,283)
Other current liabilities	(3,967)	–	–	–	–	–	–	–	(3,967)
	(20,667)	–	(231)	4	–	–	–	(227)	(20,894)
Net current liabilities	(7,143)	–	(231)	4	–	–	–	(227)	(7,370)
Total assets less current liabilities	24,301	32	(231)	4	5	–	–	(190)	24,111
Non-current liabilities									
Long-term liabilities	(20,663)	–	–	183	–	–	–	183	(20,480)
Deferred tax liabilities	(2,613)	–	213	–	–	88	–	301	(2,312)
Deferred income	(9)	–	(987)	–	–	–	–	(987)	(996)
Other long-term liabilities	(704)	–	–	(107)	–	–	–	(107)	(811)
Other non-current liabilities	(5,212)	–	–	–	–	–	–	–	(5,212)
	(29,201)	–	(774)	76	–	88	–	(610)	(29,811)
Net liabilities	(4,900)	32	(1,005)	80	5	88	–	(800)	(5,700)
CAPITAL AND RESERVES									
Share capital	1,344	–	–	–	–	–	–	–	1,344
Share premium	18	–	–	–	–	–	11	11	29
Employee share-based compensation reserve	–	–	–	–	–	–	137	137	137
Property revaluation reserve	25	–	–	–	8	97	–	105	130
Convertible note and bonds reserve	–	–	–	202	–	–	–	202	202
Deficit	(28,039)	32	(1,005)	(122)	(3)	(52)	(148)	(1,298)	(29,337)
Other reserves	19,936	–	–	–	–	–	–	–	19,936
Equity attributable to equity holders of the Company	(6,716)	32	(1,005)	80	5	45	–	(843)	(7,559)
Minority interests	1,816	–	–	–	–	43	–	43	1,859
Total equity	(4,900)	32	(1,005)	80	5	88	–	(800)	(5,700)

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

b. Restatement of prior periods *(continued)*

ii. Effect on the Company's balance sheet

Balance sheet as at December 31, 2004

In HK$ million	2004 (as previously reported)	Effect of new policy (increase/(decrease) in net assets) HKAS 32 *(Note 4(a)(v))*	HKFRS 2 *(Note 4(a)(ix))*	Sub-total	2004 (as restated)
Non-current assets					
Property, plant and equipment	3	–	–	–	3
Investments in subsidiaries	20,721	(2,483)	148	(2,335)	18,386
Amounts due from a subsidiary	–	3,621	–	3,621	3,621
Loan due from a jointly controlled company of a subsidiary	1,214	–	–	–	1,214
Other non-current assets	307	–	–	–	307
	22,245	1,138	148	1,286	23,531
Current assets					
Amounts due from subsidiaries	–	66,370	–	66,370	66,370
Other current assets	337	–	–	–	337
	337	66,370	–	66,370	66,707
Current liabilities	(565)	–	–	–	(565)
Net current (liabilities)/assets	(228)	66,370	–	66,370	66,142
Total assets less current liabilities	22,017	67,508	148	67,656	89,673
Non-current liabilities					
Amounts due to subsidiaries	–	(67,508)	–	(67,508)	(67,508)
Net assets	22,017	–	148	148	22,165
CAPITAL AND RESERVES					
Share capital	1,344	–	–	–	1,344
Share premium	18	–	11	11	29
Special capital reserve	19,980	–	–	–	19,980
Employee share-based compensation reserve	–	–	137	137	137
Retained profits	675	–	–	–	675
Total equity	22,017	–	148	148	22,165

c. Estimated effect of changes in accounting policies for the current period

The following tables provide estimates of the extent to which each of the line items in the consolidated income statement and balance sheet and the Company's balance sheet and other significant related disclosure items for the year ended December 31, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates. In addition, the adjustments that have been made to the opening balances at January 1, 2005, which are the aggregate effect of retrospective adjustments as at December 31, 2004 and the opening balance adjustments made as at January 1, 2005 to each of the line items in the consolidated balance sheet and the Company's balance sheet are also included.

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

c. Estimated effect of changes in accounting policies for the current period *(continued)*

i. Effect on the consolidated financial statements

Estimated effect on the consolidated income statement for the year ended December 31, 2005:

In HK$ million (except for earnings per share)	Estimated effect of new policy (increase/(decrease) in profit for the year)								
	HKAS 1 *(Note 4(a)(i))*	HKAS 17 *(Note 4(a)(ii))*	HKAS 18 *(Note 4(a)(iii))*	HKASs 32 & 39 *(Note 4(a)(v))*	HKFRS 3 & HKAS 36 *(Note 4(a)(vi))*	HKAS 40 *(Note 4(a)(vii))*	HKFRS 2 *(Note 4(a)(ix))*	HK-Int 3 *(Note 4(a)(x))*	Total
Turnover	–	–	147	–	–	–	–	(672)	(525)
Cost of sales	–	–	–	–	–	–	–	571	571
General and administrative expenses	–	7	–	25	105	73	(100)	–	110
Other gains, net	–	–	–	345	–	2	–	–	347
Provisions for impairment losses	–	–	–	–	–	–	–	–	–
Interest income	–	–	–	–	–	–	–	–	–
Finance costs	–	–	–	(2)	–	–	–	–	(2)
Share of results of jointly controlled companies	–	–	–	–	–	–	–	–	–
Share of results of associates	(1)	–	–	–	–	–	–	–	(1)
Impairment losses on interests in jointly controlled companies and associates	–	–	–	–	–	–	–	–	–
Profit before taxation	(1)	7	147	368	105	75	(100)	(101)	500
Income tax	1	–	(26)	–	–	–	–	18	(7)
Profit for the year	–	7	121	368	105	75	(100)	(83)	493
Attributable to:									
Equity holders of the Company	–	7	121	368	105	47	(98)	(50)	500
Minority interests	–	–	–	–	–	28	(2)	(33)	(7)
Profit for the year	–	7	121	368	105	75	(100)	(83)	493
Earnings per share (in HK cents)									
Basic	–	0.11	1.89	5.76	1.65	0.73	(1.53)	(0.78)	7.83
Diluted	–	0.11	1.89	5.75	1.64	0.73	(1.53)	(0.78)	7.81
Increase/(Decrease) in other significant disclosure items:									
Staff costs	–	–	–	–	–	–	100	–	100
Depreciation	–	(23)	–	–	–	–	–	–	(23)
Amortization of goodwill	–	–	–	–	(105)	–	–	–	(105)
Amortization of land lease premium	–	16	–	–	–	–	–	–	16

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

c. Estimated effect of changes in accounting policies for the current period *(continued)*

i. Effect on the consolidated financial statements *(continued)*

Estimated effect on the consolidated balance sheet as at December 31, 2005:

In HK$ million	Estimated effect of new policy (increase/(decrease) in net assets)								
	HKAS 17 *(Note 4(a)(ii))*	HKAS 18 *(Note 4(a)(iii))*	HKASs 32 & 39 *(Note 4(a)(v))*	HKFRS 3 & HKAS 36 *(Note 4(a)(vi))*	HKAS 40 *(Note 4(a)(vii))*	HKAS-Int 21 *(Note 4(a)(viii))*	HKFRS 2 *(Note 4(a)(ix))*	HK-Int 3 *(Note 4(a)(x))*	Total
Non-current assets									
Property, plant and equipment	(1,157)	–	–	–	116	–	–	–	(1,041)
Investment properties	–	–	–	–	(108)	–	–	–	(108)
Interests in leasehold land held for own use under operating leases	1,196	–	–	–	(3)	–	–	–	1,193
Goodwill	–	–	–	105	8	8	–	–	121
Properties held for/under development	–	–	–	–	–	–	–	721	721
Other non-current assets	–	–	(118)	–	–	–	–	–	(118)
	39	–	(118)	105	13	8	–	721	768
Current assets									
Derivative financial instruments	–	–	102	–	–	–	–	–	102
Available-for-sale financial assets	–	–	89	–	–	–	–	–	89
Financial assets at fair value through profit or loss	–	–	(55)	–	–	–	–	–	(55)
Prepayments, deposits and other current assets	–	–	26	–	–	–	–	(822)	(796)
	–	–	162	–	–	–	–	(822)	(660)
Current liabilities									
Derivative financial instruments	–	–	(62)	–	–	–	–	–	(62)
Accruals, other payables and deferred income	–	(215)	(80)	–	–	–	–	18	(277)
	–	(215)	(142)	–	–	–	–	18	(339)
Net current liabilities	–	(215)	20	–	–	–	–	(804)	(999)
Total assets less current liabilities	39	(215)	(98)	105	13	8	–	(83)	(231)
Non-current liabilities									
Long-term liabilities	–	–	(213)	–	–	–	–	–	(213)
Deferred tax liabilities	–	187	–	–	–	88	–	–	275
Deferred income	–	(856)	9	–	–	–	–	–	(847)
Other long-term liabilities	–	–	382	–	–	–	–	–	382
	–	(669)	178	–	–	88	–	–	(403)
Net assets/(liabilities)	39	(884)	80	105	13	96	–	(83)	(634)
CAPITAL AND RESERVES									
Share premium	–	–	–	–	–	–	25	–	25
Employee share-based compensation reserve	–	–	–	–	–	–	223	–	223
Property revaluation reserve	–	–	–	–	(120)	97	–	–	(23)
Convertible note and bonds reserve	–	–	183	–	–	–	–	–	183
Available-for-sale financial assets reserve	–	–	89	–	–	–	–	–	89
Deficit	39	(884)	(192)	105	133	(52)	(246)	(50)	(1,147)
Equity attributable to equity holders of the Company	39	(884)	80	105	13	45	2	(50)	(650)
Minority interests	–	–	–	–	–	51	(2)	(33)	16
Total equity	39	(884)	80	105	13	96	–	(83)	(634)

4 CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

c. Estimated effect of changes in accounting policies for the current period *(continued)*

ii. Effect on the Company's balance sheet

Estimated effect on the balance sheet as at December 31, 2005:

In HK$ million	Estimated effect of new policy (increase/(decrease) in net assets)		
	HKASs 32 & 39 *(Note 4(a)(v))*	HKFRS 2 *(Note 4(a)(ix))*	Total
Non-current assets			
Investments in subsidiaries	(8,531)	247	(8,284)
Current assets			
Amounts due from subsidiaries	76,039	–	76,039
Current liabilities			
Derivative financial instruments	(15)	–	(15)
Amounts due to subsidiaries	(67,620)	–	(67,620)
	(67,635)	–	(67,635)
Net current assets	8,404	–	8,404
Total assets less current liabilities	(127)	247	120
Net assets	(127)	247	120
CAPITAL AND RESERVES			
Share premium	–	25	25
Employee share-based compensation reserve	–	222	222
Retained profits	(127)	–	(127)
Total equity	(127)	247	120

5 RELATED PARTY TRANSACTIONS

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

During the year, the Group had the following significant transactions with related parties:

In HK$ million		The Group	
	Note(s)	**2005**	2004
Convertible bond interest paid or payable to a substantial shareholder	a	**276**	293
Telecommunications service fees, rental charges, facility management services and subcontracting charges received or receivable from a jointly controlled company	a & c	**135**	135
System integration charges received or receivable from a shareholder of a PRC subsidiary	a	**404**	387
Telecommunications service fees and system integration charges received or receivable from a substantial shareholder	a	**34**	–
Telecommunications service fees, outsourcing fees and rental charges paid or payable to a jointly controlled company	a & c	**765**	905
Telecommunications service fees paid or payable to a substantial shareholder	a	**14**	–
Key management compensation	b	**164**	170

5 RELATED PARTY TRANSACTIONS *(CONTINUED)*

a. These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b. Details of key management compensation

In HK$ million	The Group	
	2005	2004
Salaries and other short-term employee benefits	**117**	127
Post-employment benefits	**4**	4
Share-based compensation	**43**	39
	164	170

c. Details of transactions with a jointly controlled company of a subsidiary ("JV")

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of the JV have entered into a Hong Kong Domestic Connectivity Agreement and an International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries. Pursuant to the International Services Agreement, for the first five years of operations subsequent to the formation of the JV, the Group is required to acquire 90%, 90%, 80%, 70% and 60% per annum, respectively, of its total annual purchases of "Committed Services" (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the wholly-owned subsidiary of the JV. The Hong Kong Domestic Connectivity Agreement contemplates a reciprocal arrangement, whereby the Group will provide local connectivity services in Hong Kong to the wholly-owned subsidiary of the JV under similar terms and conditions. These agreements were subsequently amended on January 31, 2001 and further amended on April 15, 2003 such that each of the Group and Telstra have agreed to purchase 90% per annum of the Group's and Telstra's respective Committed Services from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the "Reach Term Facility") to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period. The International Services Agreement was terminated as part of the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 1(c).

Purchases made by the Group from the JV for the year ended December 31, 2005 were HK$163 million (2004: HK$855 million).

On June 17, 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$310.9 million (approximately HK$2,425 million). The Company's share of the purchased debt was 50%, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable was suspended for six months from June 18, 2004 and agreed to be at London Interbank Offered Rate ("LIBOR") plus 250 basis points following such period. As at December 31, 2004, the loan receivable from the wholly-owned subsidiary of the JV was approximately HK$1,214 million and was included in "Loan due from a jointly controlled company of a subsidiary" in the balance sheet of the Company (see note 24). This loan receivable was subsequently set-off pursuant to the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out in note 1(c).

5 RELATED PARTY TRANSACTIONS *(CONTINUED)*

c. Details of transactions with a jointly controlled company of a subsidiary ("JV") *(continued)*

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. As at December 31, 2005, no draw down has been made by the JV under this facility (2004: Nil). This amount has been disclosed as the Group's commitment as at December 31, 2005 with details set out in note 41(c).

As set out in note 1(c), the Group entered into a new operating model with the JV on April 16, 2005. During the year ended December 31, 2005, the outsourcing fees paid or payable by the Group to the JV under the new operating model, determined on a cost plus basis, were HK$552 million (2004: Nil). Details of other transactions pursuant to the agreements with the JV on April 16, 2005 are set out in note 1(c).

d. Amounts due from/(to) related companies

Other than as specified in this note, notes 24 and 25 and a loan to the parent company of a substantial shareholder in the amount of HK$98 million at a fixed interest rate of 4% per annum and with fixed terms of repayment up to 2010, balances with related parties are unsecured, non-interest bearing and have no fixed repayment terms.

6 TURNOVER

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Telecommunications and other service revenues	**15,703**	15,720
Amounts received and receivable in respect of goods sold	**1,727**	1,532
Amounts received and receivable in respect of properties sold	**4,821**	5,415
Amounts received and receivable from the rental of investment properties	**248**	335
	22,499	23,002

7 SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is consistent with the Group's internal financial reporting.

a. Business segments

The Group comprises the following main business segments:

Telecommunications Services ("TSS") is the leading provider of telecommunications services, wholesale and retail consumer broadband, mobile, multimedia and NOW TV services and related equipment in Hong Kong.

Business eSolutions offers Information and Communications Technologies ("ICT") services, business broadband services, hosting and facilities management services and directories businesses within Hong Kong and mainland China.

Infrastructure and Property ("Infrastructure") covers the Group's property portfolio in Hong Kong and mainland China including the Cyberport development in Hong Kong.

Others include the Group's other businesses in Taiwan, United Kingdom and Japan and together with the corporate support functions.

In HK$ million	TSS		Business eSolutions		Infrastructure		Others		Elimination		Consolidated	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*
REVENUE												
External revenue	**15,143**	14,698	**1,945**	2,174	**5,099**	5,767	**312**	363	**-**	-	**22,499**	23,002
Inter-segment revenue	**788**	636	**509**	527	**55**	96	**-**	9	**(1,352)**	(1,268)	**-**	-
Total revenue	**15,931**	15,334	**2,454**	2,701	**5,154**	5,863	**312**	372	**(1,352)**	(1,268)	**22,499**	23,002
RESULT												
Segment results	**4,471**	4,728	**(83)**	(63)	**539**	1,274	**(102)**	(635)	**-**	-	**4,825**	5,304
Unallocated corporate expenses											**(271)**	(899)
Interest income											**533**	57
Finance costs											**(2,234)**	(2,018)
Share of results of jointly controlled companies and associates	**120**	162	**-**	(4)	**-**	-	**1**	(11)	**-**	-	**121**	147
Impairment losses on interests in jointly controlled companies and associates	**-**	-	**(4)**	(16)	**-**	-	**-**	-	**-**	-	**(4)**	(16)
Profit before taxation											**2,970**	2,575
Income tax											**(1,103)**	(999)
Profit for the year											**1,867**	1,576

7 SEGMENT INFORMATION *(CONTINUED)*

a. Business segments *(continued)*

In HK$ million	TSS		Business eSolutions		Infrastructure		Others		Elimination		Consolidated	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*
OTHER INFORMATION												
Capital expenditure (including property, plant and equipment, investment properties, interests in leasehold land held for own use under operating leases, intangible assets and goodwill) incurred during the year	**6,810**	1,532	**136**	42	**100**	104	**177**	366				
Depreciation and amortization	**2,267**	2,061	**96**	135	**119**	140	**122**	112				
Impairment losses recognized in income statement	**33**	28	**21**	16	**6**	5	**20**	7				
Significant non-cash expenses (excluding depreciation, amortization and impairment losses)	**109**	99	**4**	4	**41**	–	**11**	212				
ASSETS												
Segment assets	**21,839**	17,202	**1,348**	1,508	**17,247**	18,577	**1,731**	1,507	**–**	–	**42,165**	38,794
Interests in jointly controlled companies and associates	**697**	1,858	**-**	2	**-**	–	**8**	14	**–**	–	**705**	1,874
Unallocated corporate assets											**10,413**	4,337
Consolidated total assets											**53,283**	45,005
LIABILITIES												
Segment liabilities	**5,557**	4,759	**845**	904	**9,463**	8,496	**738**	693	**–**	–	**16,603**	14,852
Unallocated corporate liabilities											**33,948**	35,853
Consolidated total liabilities											**50,551**	50,705

7 SEGMENT INFORMATION *(CONTINUED)*

b. Geographical segments

The Group's businesses are managed on a worldwide basis, but operate in three principal economic environments. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

In HK$ million	Revenue from external customers		Segment assets		Capital expenditure incurred during the year	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004 (Restated) *(Note 46)*	**2005**	2004
Hong Kong	**20,613**	21,212	**35,048**	33,388	**5,394**	1,651
Mainland China (excluding Hong Kong) and Taiwan	**1,498**	1,468	**4,956**	4,780	**110**	46
Others	**388**	322	**2,161**	626	**1,744**	370
	22,499	23,002	**42,165**	38,794	**7,248**	2,067

8 OTHER GAINS, NET

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Net realized gains on disposals of investments in subsidiaries, an associate, available-for-sale financial assets and financial assets at fair value through profit or loss	**264**	–
Net unrealized gains on financial assets at fair value through profit or loss	**73**	–
Impairment loss on investment in unconsolidated subsidiaries held for sale	**(6)**	–
Net unrealized holding losses on other investments	**–**	(25)
Net realized gains on disposals of investments in jointly controlled companies and associates, investment securities and other investments	**–**	22
Provision for impairment of investments	**(18)**	(187)
Loss on rental guarantee *(note a)*	**(69)**	–
Net realized and unrealized fair value gains on derivative financial instruments	**319**	–
Fair value gains on investment properties	**2**	–
Amortization of premium received from equity options	**–**	5
Gain on deemed disposal of interest in subsidiaries *(note b)*	**–**	59
Gain on placement of PCPD shares, net of expenses *(note c)*	**–**	524
Dividend income	**10**	11
Unclaimed dividend payable by a subsidiary written back	**27**	–
Others	**24**	–
	626	409

8 OTHER GAINS, NET *(CONTINUED)*

a. Under the formal property sale and purchase agreement dated December 21, 2004 in respect of the disposal of PCCW Tower, on completion of the disposal, there is a rental guarantee pursuant to which Partner Link Investments Limited, an indirect wholly-owned subsidiary of PCPD, will undertake to the purchaser that it will pay a guaranteed net monthly rental of approximately HK$13.3 million to the purchaser for a period of 5 years commencing from February 8, 2005, i.e. the date following completion of the disposal of PCCW Tower. During the period from February 8, 2005 to December 31, 2005, the Group recorded a net loss of approximately HK$28 million, representing the net cash outflow under the rental guarantee. In addition, the Group has also made a provision of approximately HK$41 million in relation to the rental guarantee over the remaining term of the rental guarantee.

b. On March 5, 2004, the Company and DFG, a company incorporated in Bermuda and whose shares are listed on the Stock Exchange, entered into an agreement, under which DFG conditionally agreed to purchase the Company's interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Such consideration was satisfied by the issuance of the then 93.42% of the increased share capital of DFG of approximately HK$2,967 million to Asian Motion, and the issuance of convertible notes of HK$3,590 million to the Company respectively. The agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited. As the Company became the controlling shareholder (as defined under the Listing Rules) of DFG on completion of the transaction, the transaction was accounted for as a reverse acquisition and the Company was treated as acquiring a 93.42% interest in DFG. The Group recorded a deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004 as a result of the injection of its interests in certain investment properties to acquire the 93.42% interest in DFG. In addition, on October 28, 2004, Asian Motion agreed to sell, through Lehman Brothers Asia Limited, 118,000,000 PCPD shares at a price of HK$2.18 per PCPD share. On the same date, Asian Motion also entered into a subscription agreement with PCPD for the subscription of 118,000,000 new PCPD shares at the price of HK$2.18 per PCPD share. The net proceeds from the subscription were used for general working capital purposes. As a result, the Group recorded another deemed disposal gain of approximately HK$36 million for the year ended December 31, 2004. Upon the adoption of new and revised HKFRSs effective January 1, 2005, the net assets of PCPD at the date of the deemed disposals were increased due to decreases of deferred tax liabilities (see note 4(a)(viii) above). Accordingly, the deemed disposal gains were restated to approximately HK$28 million and HK$31 million respectively to reflect the effect of the increased net assets of PCPD at the date of the deemed disposals.

c. On April 30, 2004, the Company and Asian Motion agreed to sell, through Citigroup Global Markets Hong Kong Futures and Securities Limited, 237,000,000 PCPD shares at a price of HK$2.65 per PCPD share. The Group's gain (net of expenses) from the share placing was approximately HK$252 million for the year ended December 31, 2004 and the net proceeds were used for the general working capital purposes of Asian Motion. In addition, on November 30, 2004, Asian Motion agreed to sell, through Deutsche Bank AG, Hong Kong Branch, 450,000,000 PCPD shares at a price of HK$2.48 per PCPD share. The Group's gain (net of expenses) from this disposal was approximately HK$311 million for the year ended December 31, 2004 and the net proceeds were used for general corporate purposes. Upon the adoption of new and revised HKFRSs effective January 1, 2005, these gains on placement of PCPD shares were restated to approximately HK$238 million and HK$286 million respectively.

9 PROVISIONS FOR IMPAIRMENT LOSSES

In HK$ million	*The Group*	
	2005	2004
Provisions for impairment of:		
Property, plant and equipment *(note a)*	**50**	29
Others	**2**	11
	52	40

a. Due to technology and market changes in the sectors in which the Group operates, certain of the Group's property, plant and equipment became obsolete or impaired. Accordingly, the Group recognized an impairment loss of approximately HK$50 million (2004: HK$29 million) in the consolidated income statement for the year ended December 31, 2005.

10 PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

a. Staff costs

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Retirement costs for directors	4	4
Retirement costs for other staff		
– pension income for defined benefit retirement schemes *(note 32(a)(iii))*	(240)	(129)
– contributions to defined contribution retirement scheme	151	170
	(85)	45
Equity-settled share-based payment expenses	100	93
Salaries, bonuses and other benefits	2,662	2,858
	2,677	2,996

b. Other items

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Crediting:		
Dividend income from		
– listed investments	9	–
– unlisted investments	1	11
Realized gains on disposal of investments in a subsidiary and associates included in other gains, net	166	3
Realized gains on disposal of investment securities included in other gains, net	–	19
Realized gains on disposal of available-for-sale financial assets and financial assets at fair value through profit or loss included in other gains, net	98	–
Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	24	56
Exchange gains, net	211	34
Gross rental income	248	335
Less: Outgoings	(21)	(54)
Charging:		
Provision for impairment of property, plant and equipment	50	29
Impairment loss for doubtful debts	137	45
Provision for inventory obsolescence	17	9
Depreciation of property, plant and equipment	2,543	2,357
Amortization of land lease premium	16	15
Amortization of intangible assets	135	97
Amortization of goodwill	–	63
Cost of inventories	1,692	1,473
Cost of properties sold	4,119	4,665
Auditors' remuneration	16	14
Operating lease rental		
– equipment	89	86
– other assets (including property rentals)	260	231

11 FINANCE COSTS

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Interest paid/payable for:		
Overdrafts and bank loans wholly repayable within 5 years	**153**	113
Bank loans not wholly repayable within 5 years	**–**	5
Other loans wholly repayable within 5 years	**943**	927
Other loans not wholly repayable within 5 years	**1,166**	993
	2,262	2,038
Interest capitalized in fixed assets	**(28)**	(20)
Finance costs	**2,234**	2,018

During the year, the capitalization rates used to determine the amount of interest eligible for capitalization ranged from 5.37% to 7.75% (2004: 3.9% to 5.5%).

12 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Details of directors' emoluments are set out below:

a. Directors' emoluments – cash and cash equivalents paid by the Company

In HK$ million	The Group 2005			
	Directors' fees	**Salaries, allowances and benefits in kind**	**Bonuses[1]**	**Retirement scheme contributions**
Executive directors				
Li Tzar Kai, Richard	**–**	**4.29[2]**	**–**	**–**
So Chak Kwong, Jack	**–**	**15.00**	**8.00**	**0.63**
Yuen Tin Fan, Francis	**–**	**4.28**	**7.30**	**0.64**
Peter Anthony Allen	**–**	**2.70[3]**	**3.00**	**0.19**
Alexander Anthony Arena	**–**	**11.48**	**8.83**	**0.81**
Chung Cho Yee, Mico	**–**	**5.00**	**13.09**	**0.54**
Lee Chi Hong, Robert	**–**	**11.00**	**7.90**	**0.90**
Dr Fan Xingcha[4]	**0.05**	**2.80**	**2.05[5]**	**0.24**
Non-executive directors				
Sir David Ford	**–**	**2.54**	**0.12**	**0.20**
Zhang Chunjiang[6]	**0.15**	**–**	**–**	**–**
Dr Tian Suning[7]	**0.15**	**–**	**–**	**–**
Independent non-executive directors				
Prof Chang Hsin-kang	**0.20**	**–**	**–**	**–**
Dr Fung Kwok King, Victor	**0.20**	**–**	**–**	**–**
Dr The Hon Sir Li Kwok Po, David	**0.20**	**–**	**–**	**–**
Sir Roger Lobo	**0.30[8]**	**–**	**–**	**–**
Aman Mehta	**0.20**	**0.40**	**–**	**–**
The Hon Raymond George Hardenbergh Seitz[9]	**0.30[10]**	**0.40**	**–**	**–**
	1.75	**59.89**	**50.29**	**4.15**

12 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

a. Directors' emoluments – cash and cash equivalents paid by the Company *(continued)*

Notes:
1 Bonuses in respect of 2005, paid in 2005 and in 2006.
2 Benefit of accommodation provided.
3 Excludes remuneration for duties performed for associates.
4 Appointed as a Non-executive Director on April 1, 2005 and redesignated as an Executive Director on July 1, 2005.
5 Includes sign-on bonus.
6 Appointed as Non-executive Director on April 1, 2005.
7 Appointed as Non-executive Director on April 1, 2005.
8 Includes HK$100,000 fee as Chairman of Audit Committee.
9 Redesignated as Independent Non-executive Director on February 1, 2005.
10 Includes HK$100,000 fee as Chairman of Remuneration Committee.

In HK$ million	The Group 2004			
	Directors' fees	Salaries, allowances and benefits in kind	Bonuses[1]	Retirement scheme contributions
Executive directors				
Li Tzar Kai, Richard	–	4.26[2]	–	–
So Chak Kwong, Jack	–	15.00	8.20	0.63
Yuen Tin Fan, Francis	–	4.28	13.69	0.64
Peter Anthony Allen	–	2.89[3]	3.94	0.07
Alexander Anthony Arena	–	4.00	14.18	0.45
Chung Cho Yee, Mico	–	5.00	13.12	0.52
Lee Chi Hong, Robert	–	10.00	7.80	0.83
Michael John Butcher[4]	–	5.32	3.90	0.35
Cheung Wing Lam, Linus[5]	–	1.25	–	0.13
Non-executive directors				
Sir David Ford	–	2.45	0.22	0.20
The Hon Raymond George Hardenbergh Seitz	0.30[6]	0.40	–	–
Independent non-executive directors				
Prof Chang Hsin-kang	0.20	–	–	–
Dr Fung Kwok King, Victor	0.20	–	–	–
Dr The Hon Sir Li Kwok Po, David	0.20	–	–	–
Sir Roger Lobo	0.30[7]	–	–	–
Aman Mehta[8]	0.18	0.30	–	–
	1.38	55.15	65.05	3.82

Notes:
1 Includes bonuses in respect of 2003 (paid in 2003 and 2004) and 2004 (paid in 2004 and 2005).
2 Benefit of accommodation provided.
3 Excludes remuneration for duties performed for associates.
4 Resigned as Executive Director on August 26, 2004.
5 Resigned as Executive Director on February 29, 2004.
6 Includes HK$100,000 fee as Chairman of Remuneration Committee.
7 Includes HK$100,000 fee as Chairman of Audit Committee.
8 Appointed as Independent Non-Executive Director on February 10, 2004.

12 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

b. Directors' emoluments – share-based compensation

		The Group 2005						
	Grant date	Exercise price of share options HK$	Number of share options/ shares outstanding at beginning of year	Number of share options exercised/ shares transferred	Number of share options/ shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement *(Note ii)* HK$ million	Value of shares transferred *(Note i)* HK$ million
Executive directors								
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	–	12,000,000	8,000,000	6.59	–
	February 8, 2005	4.4750	3,500,000	–	3,500,000	–	2.31	–
	May 15, 2003	N/A	4,322,000	2,161,000	2,161,000	N/A	5.71	11.13
Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	–	8,534,000	5,689,333	4.68	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–
Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	–	2,000,000	1,333,333	1.10	–
	February 8, 2005	4.4750	2,000,000	–	2,000,000	–	1.32	–
Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	–	6,400,000	4,266,666	3.51	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–
Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	–	5,695,200	3,796,800	3.13	–
	February 8, 2005	4.4750	3,000,000	–	3,000,000	–	1.98	–
Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	–	5,000,000	3,333,333	2.74	–
	February 8, 2005	4.4750	1,000,000	–	1,000,000	–	0.66	–
Dr Fan Xingcha	September 1, 2005	5.2500	7,000,000	–	7,000,000	–	1.42	–
Non-executive director								
Sir David Ford	July 25, 2003	4.3500	2,000,000	–	2,000,000	1,333,333	1.10	–
	February 8, 2005	4.4750	2,000,000	–	2,000,000	–	1.32	–
							41.53	11.13

12 DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(CONTINUED)*

b. Directors' emoluments – share-based compensation *(continued)*

	The Group 2004							
	Grant date	Exercise price of share options HK$	Number of share options/ shares outstanding at beginning of year	Number of share options exercised/ shares transferred	Number of share options/ shares outstanding at end of year	Number of share options vested	Share-based compensation charged to income statement *(Note ii)* HK$ million	Value of shares transferred *(Note i)* HK$ million
Executive directors								
So Chak Kwong, Jack	July 25, 2003	4.3500	12,000,000	–	12,000,000	4,000,000	8.94	–
	May 15, 2003	N/A	6,483,000	2,161,000	4,322,000	N/A	7.68	11.78
Yuen Tin Fan, Francis	July 25, 2003	4.3500	8,534,000	–	8,534,000	2,844,666	6.36	–
Peter Anthony Allen	July 25, 2003	4.3500	2,000,000	–	2,000,000	666,666	1.49	–
Alexander Anthony Arena	July 25, 2003	4.3500	6,400,000	–	6,400,000	2,133,333	4.77	–
Chung Cho Yee, Mico	July 25, 2003	4.3500	5,695,200	–	5,695,200	1,898,400	4.24	–
Lee Chi Hong, Robert	July 25, 2003	4.3500	5,000,000	–	5,000,000	1,666,666	3.72	–
Non-executive director								
Sir David Ford	July 25, 2003	4.3500	2,000,000	–	2,000,000	666,666	1.49	–
							38.69	11.78

i. Value of shares transferred

The value of shares transferred represents the market value of relevant shares granted by the principal shareholder to a director at the date of transfer. No director exercised share options in 2005 or 2004. Had there been any exercise of share options by directors, the value of shares transferred would include the market value of the relevant shares at the date of exercise less the corresponding exercise price.

ii. Share-based compensation charged to income statement

Share-based compensation is a trinomial option pricing model calculation of the fair value of share options, and also the estimated fair value of the Company's shares granted as estimated at the date of grant. Share-based compensation is amortized in the income statement over the vesting period of the related share options or shares granted. These values do not represent realizable gains which are affected by a combination of a number of factors, including, performance of the Company's share price, vesting period, timing of exercise etc. The details of these share options and awards are disclosed under the section "Share Option Schemes" in the Report of the Directors and notes 33(a) and 33(c) to the financial statements.

Total directors' emoluments for the year ended December 31, 2005, including amortized share-based compensation, were HK$157.61 million (2004: HK$164.09 million).

No directors waived the right to receive emoluments during the year.

Of the five highest paid individuals in the Group, all (2004: all) are directors of the Company whose emoluments are stated above.

13 INCOME TAX

a. Taxation in the consolidated income statement represents:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Hong Kong profits tax		
– provision for current year	**1,105**	1,305
– under/(over) provision in respect of prior years	**77**	(76)
Overseas tax		
– provision for current year	**5**	10
Recovery of deferred taxation *(note 35(a))*	**(84)**	(240)
	1,103	999

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the year.

Overseas taxation has been calculated on the estimated assessable profits for the year at the rates prevailing in the respective jurisdictions.

b. Reconciliation between tax expense and accounting profit at applicable tax rate:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Profit before taxation	**2,970**	2,575
Notional tax on profit before taxation, calculated at applicable tax rates	**520**	451
Income not subject to taxation	**(177)**	(76)
Expenses not deductible for taxation purposes	**348**	353
Tax losses not recognized	**444**	456
Under/(Over) provision in prior years, net	**13**	(142)
Utilization of tax losses	**(29)**	(27)
Income not subject to taxation for jointly controlled companies and associates	**(21)**	(26)
Tax provision of overseas operations	**5**	10
Tax expense	**1,103**	999

14 PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Profit of HK$2,809 million (2004: Loss of HK$548 million) attributable to equity holders of the Company was dealt with in the financial statements of the Company.

15 DIVIDENDS

a. Dividends payable to equity holders of the Company attributable to the year

In HK$ million	**2005**	2004
Interim dividend declared and paid of 6.5 HK cents (2004: 5.5 HK cents) per ordinary share	**437**	295
Final dividend proposed after the balance sheet date of 12 HK cents (2004: 9.6 HK cents) per ordinary share	**807**	645
	1,244	940

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

b. Dividends payable to equity holders of the Company attributable to the previous financial year, approved and paid during the year

In HK$ million	**2005**	2004
Final dividend in respect of the previous financial year, approved and paid during the year, of 9.6 HK cents (2004: Nil) per ordinary shares	**645**	–

16 EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	2005	2004 (Restated) *(Note 46)*
Earnings (in HK$ million)		
Earnings for the purpose of basic earnings per share	**1,595**	1,556
Effective interest on liability component of convertible bonds (net of tax)	–	23
Earnings for the purpose of diluted earnings per share	**1,595**	1,579
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	**6,388,671,140**	5,369,998,643
Effect of deemed issue of shares under the Company's share option scheme for nil consideration	**12,760,758**	21,928,842
Effect of conversion of convertible bonds	–	96,864,195
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**6,401,431,898**	5,488,791,680

The US$450 million 1% guaranteed convertible bonds due 2007 of the Group outstanding as at December 31, 2005 has an anti-dilutive effect on the basic earnings per share for the year ended December 31, 2005. Both the US$450 million 1% guaranteed convertible bonds due 2007 and the US$1,100 million 3.5% guaranteed convertible bonds due 2005 of the Group outstanding as at December 31, 2004 have anti-dilutive effect on the basic earnings per share for the year ended December 31, 2004.

17 PROPERTY, PLANT AND EQUIPMENT

In HK$ million	The Group 2005					
	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total
Cost						
Beginning of year, as previously stated	3,200	8,331	7,884	7,040	642	27,097
Prior period adjustment arising from adoption of new accounting standard for leases *(note 4(a)(ii))*	(1,244)	–	–	(4)	–	(1,248)
Opening balances, as restated	1,956	8,331	7,884	7,036	642	25,849
Additions						
– through acquisition of a subsidiary	–	229	382	147	518	1,276
– others	–	600	1,916	553	999	4,068
Transfers	(11)	221	39	130	(379)	–
Disposals	(738)	(46)	(1)	(235)	–	(1,020)
Exchange differences	–	–	–	(6)	(34)	(40)
End of year	1,207	9,335	10,220	7,625	1,746	30,133
Accumulated depreciation and impairment						
Beginning of year, as previously stated	341	4,025	3,019	4,650	–	12,035
Prior period adjustment arising from adoption of new accounting standard for leases	(204)	–	–	(3)	–	(207)
Opening balances, as restated	137	4,025	3,019	4,647	–	11,828
Charge for the year	46	1,010	645	842	–	2,543
Provision for impairment in value	–	–	–	50	–	50
Disposals	(84)	(45)	(1)	(165)	–	(295)
Exchange differences	–	2	–	(7)	–	(5)
End of year	99	4,992	3,663	5,367	–	14,121
Net book value						
End of year	1,108	4,343	6,557	2,258	1,746	16,012
Beginning of year, as restated	1,819	4,306	4,865	2,389	642	14,021

17 PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

In HK$ million	The Group 2004					
	Land and buildings	Exchange equipment	Transmission plant	Other plant and equipment	Projects under construction	Total
Cost						
Beginning of year, as previously stated	3,365	7,398	8,304	5,374	1,141	25,582
Prior period adjustment arising from adoption of new accounting standard for leases *(note 4(a)(ii))*	(1,249)	–	–	(4)	–	(1,253)
Opening balances, as restated	2,116	7,398	8,304	5,370	1,141	24,329
Additions	13	418	337	575	629	1,972
Transfers	177	656	(757)	1,234	(1,128)	182
Disposals	(103)	(141)	–	(180)	–	(424)
Exchange differences	–	–	–	37	–	37
Valuation adjustment	(247)	–	–	–	–	(247)
End of year	1,956	8,331	7,884	7,036	642	25,849
Accumulated depreciation and impairment						
Beginning of year, as previously stated	278	3,268	2,490	3,886	–	9,922
Prior period adjustment arising from adoption of new accounting standard for leases	(185)	–	–	(2)	–	(187)
Opening balances, as restated	93	3,268	2,490	3,884	–	9,735
Charge for the year	60	898	500	899	–	2,357
Provision for impairment in value	–	–	29	–	–	29
Disposals	(16)	(141)	–	(166)	–	(323)
Exchange differences	–	–	–	30	–	30
End of year	137	4,025	3,019	4,647	–	11,828
Net book value						
End of year	1,819	4,306	4,865	2,389	642	14,021
Beginning of year, as restated	2,023	4,130	5,814	1,486	1,141	14,594

Land and buildings with an aggregate carrying value of approximately HK$31 million were pledged as security for certain bank borrowings of the Group as at December 31, 2005 (2004: HK$33 million).

17 PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

The carrying amount of land and buildings of the Group is analyzed as follows:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Held in Hong Kong		
On long lease (over 50 years)	**93**	767
On medium-term lease (10-50 years)	**930**	966
Held outside Hong Kong		
Freehold	**40**	41
Leasehold		
On medium-term lease (10-50 years)	**45**	45
	1,108	1,819

During the year ended December 31, 2005, the Group performed an annual review to reassess the useful lives of certain exchange equipment, transmission plant, and other plant and equipment of the Group, based on the experience from the Group's operational management, certification from equipment suppliers, technological trend research and future economic trend. The reassessment has resulted in a change in the estimated useful lives of these assets as the current switching network will be migrated to a full Internet Protocol network which will prolong the lives of certain assets in other parts of the network. The Group considers this to be a change in accounting estimate and has therefore accounted for the change prospectively from July 1, 2005. As a result of this change in accounting estimate, the Group's profit for the year and the net assets as at the year end have both been increased by HK$110 million.

In HK$ million	The Company 2005	
	Other plant and equipment	**Total**
Cost		
Beginning of year	**5**	5
Additions	**–**	–
End of year	**5**	5
Accumulated depreciation and impairment		
Beginning of year	**2**	2
Charge for the year	**–**	–
End of year	**2**	2
Net book value		
End of year	**3**	3
Beginning of year	**3**	3

17 PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

In HK$ million	The Company 2004	
	Other plant and equipment	Total
Cost		
Beginning of year	2	2
Additions	3	3
End of year	5	5
Accumulated depreciation and impairment		
Beginning of year	2	2
Charge for the year	–	–
End of year	2	2
Net book value		
End of year	3	3
Beginning of year	–	–

18 INVESTMENT PROPERTIES

In HK$ million	The Group	
	2005	2004
Beginning of year, as previously stated	**5,184**	5,880
Prior period adjustment arising from adoption of new accounting standard for investment properties *(note 4(a)(vii))*	**(108)**	(92)
Opening balances, as restated	**5,076**	5,788
Transfers	**–**	(182)
Disposals	**(1,765)**	(179)
Exchange differences	**77**	(13)
Fair value gains/(losses)	**2**	(338)
End of year	**3,390**	5,076

Investment properties held in and outside Hong Kong were revalued as at December 31, 2005 by an independent valuer, CB Richard Ellis Limited. The basis of valuation for investment properties was open market value.

18 INVESTMENT PROPERTIES *(CONTINUED)*

The carrying amount of investment properties of the Group is analyzed as follows:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Held in Hong Kong		
On long lease (over 50 years)	**–**	1,765
On medium-term lease (10-50 years)	**4**	2
Held outside Hong Kong		
On long lease (over 50 years)	**696**	681
On medium-term lease (10-50 years)	**2,690**	2,628
	3,390	5,076

The Group leases out properties under operating leases. The leases typically run for an initial period of 1 to 9 years. None of the leases include contingent rentals.

As at December 31, 2005, the total future minimum lease payments in respect of investment properties and the dual use properties being accounted for as land and buildings under non-cancellable operating leases are receivable as follows:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Within 1 year	**208**	191
After 1 year but within 5 years	**333**	333
After 5 years	**45**	96
	586	620

Total future minimum lease payments receivable under non-cancellable operating leases as at December 31, 2004 included minimum lease receipts from the tenants of PCCW Tower, the Group's headquarters in Hong Kong, up to February 7, 2005, i.e. the completion date of the disposal of PCCW Tower.

19 INTERESTS IN LEASEHOLD LAND HELD FOR OWN USE UNDER OPERATING LEASES

In HK$ million	The Group	
	2005	2004
Cost		
Beginning of year, as previously stated	–	–
Prior period adjustment arising from adoption of new accounting standards for leases and investment properties *(notes 4(a)(ii) and (vii))*	**1,364**	1,369
Opening balances, as restated	**1,364**	1,369
Transfer to properties under development	**(224)**	–
Disposals	**(321)**	(5)
End of year	**819**	1,364
Accumulated amortization		
Beginning of year, as previously stated	–	–
Prior period adjustment arising from adoption of new accounting standards for leases and investment properties	**178**	166
Opening balances, as restated	**178**	166
Charge for the year	**16**	15
Transfer to properties under development	**(3)**	–
Disposals	**(33)**	(3)
End of year	**158**	178
Net book value		
End of year	**661**	1,186
Beginning of year, as restated	**1,186**	1,203

The carrying amount of interests in leasehold land held for own use under operating leases of the Group is analyzed as follows:

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Held in Hong Kong		
On long lease (over 50 years)	**99**	610
On medium-term lease (10-50 years)	**550**	562
Held outside Hong Kong		
On medium-term lease (10-50 years)	**12**	14
	661	1,186

20 PROPERTIES HELD FOR/UNDER DEVELOPMENT

In HK$ million	The Group	
	2005	2004
Leasehold land, at cost:		
Located in Hong Kong	–	3
Properties held for development	–	3
Properties under development *(note a)*	**7,473**	6,548
Less: Properties under development classified as current assets	**(5,538)**	(469)
	1,935	6,079
Total	**1,935**	6,082

a. Pursuant to an agreement dated May 17, 2000 entered into with the Government ("Cyberport Project Agreement"), the Group was granted an exclusive right and obligation to design, develop, construct and market the Cyberport project at Telegraph Bay on the Hong Kong Island. The Cyberport project consists of commercial and residential portions. The completed commercial portion was transferred to the Government at no consideration. The associated costs incurred have formed part of the development costs of the residential portion. Pre-sales of the residential portion of the Cyberport project commenced in February 2003.

21 GOODWILL

In HK$ million	The Group	
	2005	2004
Cost		
Beginning of year	**1,625**	1,535
Opening balance adjustment to eliminate accumulated amortization and impairment	**(665)**	–
Additions	**1,701**	90
End of year	**2,661**	1,625
Accumulated amortization and impairment		
Beginning of year	**665**	602
Eliminated against cost at January 1, 2005	**(665)**	–
Charge for the year	–	63
End of year	–	665
Carrying amount		
End of year	**2,661**	960
Beginning of year	**960**	933

In 2004, goodwill not already recognized directly in reserves was amortized on a straight-line basis over its estimated useful life ranging from 10 to 20 years. The amortization of goodwill for the year ended December 31, 2004 was included in "General and administrative expenses" in the consolidated income statement.

As explained further in note 4(a)(vi), with effect from January 1, 2005, the Group no longer amortizes goodwill. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortization of goodwill as at January 1, 2005 has been eliminated against the cost of goodwill as at that date.

21 GOODWILL *(CONTINUED)*

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's CGUs identified according to business segment as follows:

In HK$ million	The Group	
	2005	2004
TSS		
BtN Access *(note a)*	–	585
PCCW Global *(note a)*	**585**	–
SUNDAY – Unallocated *(note b)*	**1,538**	–
	2,123	585
Business eSolutions		
PCCW Directories	**162**	162
ChinaBig	**58**	52
Omnilink	**120**	50
Others	**6**	6
	346	270
Infrastructure – PCPD	**168**	81
Others	**24**	24
Total	**2,661**	960

a. During the year, the BtN Access CGU has merged with the International section of the Commercial Group of the TSS business segment to form a new CGU, PCCW Global. The goodwill related to the BtN Access CGU of HK$585 million was re-allocated to the PCCW Global CGU accordingly.

b. The goodwill of HK$1,538 million arising from the acquisition of SUNDAY during the year is included in the TSS business segment. The Company is still in the process of assessing the synergistic effect that the acquisition of SUNDAY will bring to the respective CGUs of the Group and will allocate the goodwill to those respective CGUs after such assessment is completed in 2006.

The recoverable amounts of the CGUs are determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumptions used for value-in-use calculations:

	2005		
	Gross margin	**Growth rate**	**Discount rate**
PCCW Global	**24.2%**	**4.0%**	**14.0%**
SUNDAY – Unallocated	**N/A**	**3.3%**	**10.5%**
PCCW Directories	**59.3%**	**2.0%**	**12.0%**
ChinaBig	**51.3%**	**5.8%**	**12.0%**
Omnilink	**18.4%**	**3.0%**	**17.0%**
PCPD	**18.0%**	**N/A**	**12.0%**

21 GOODWILL *(CONTINUED)*

Impairment tests for cash-generating units containing goodwill *(continued)*

These assumptions have been used for the analysis of each CGU within the business segment.

There was no evidence of impairment arising from this review. The only circumstances where a reasonably possible change in key assumptions might have caused an impairment loss to be recognized was in respect of PCCW Global where:

- a fall of 1.7% in the gross margin; or
- a decrease of 3.5% in the growth rate; or
- an increase of 2.0% in the discount rate

would have caused an impairment loss to be recognized.

Management determined budgeted gross margin based on past performance and its expectations for market development. The weighted average growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs.

22 INTANGIBLE ASSETS

In HK$ million	The Group 2005						
	Trademarks	Content licence	Wireless broadband licence	3G licence (Note a)	Customer base	Others	Total
Cost							
Beginning of year	1,518	375	106	–	–	63	2,062
Additions							
– through acquisition of a subsidiary	10	–	–	101	65	7	183
– others	–	–	–	–	–	20	20
Exchange differences	–	–	(8)	–	–	–	(8)
End of year	1,528	375	98	101	65	90	2,257
Accumulated amortization and impairment							
Beginning of year	332	375	31	–	–	58	796
Charge for the year *(note b)*	78	–	20	–	16	21	135
End of year	410	375	51	–	16	79	931
Net book value							
End of year	1,118	–	47	101	49	11	1,326
Beginning of year	1,186	–	75	–	–	5	1,266

22 INTANGIBLE ASSETS *(CONTINUED)*

In HK$ million	The Group 2004				
	Trademarks	Content licence	Wireless broadband licence	Others	Total
Cost					
Beginning of year	1,518	375	93	63	2,049
Additions	–	–	5	–	5
Exchange differences	–	–	8	–	8
End of year	1,518	375	106	63	2,062
Accumulated amortization and impairment					
Beginning of year	256	375	11	57	699
Charge for the year *(note b)*	76	–	20	1	97
End of year	332	375	31	58	796
Net book value					
End of year	1,186	–	75	5	1,266
Beginning of year	1,262	–	82	6	1,350

a. The 3G licence will be amortized over the licence period, commencing from the date of launch of the 3G services. The 3G services have not been launched as at December 31, 2005.

b. The amortization charge for the year is included in "General and administrative expenses" in the consolidated income statement.

23 INVESTMENTS IN SUBSIDIARIES

In HK$ million	The Company	
	2005	2004 (Restated) *(Note 46)*
Unlisted shares, at cost	**146,471**	146,463
Capital contribution in respect of employee share-based compensation	**247**	148
	146,718	146,611
Less: Provision for impairment in value	**(128,233)**	(128,225)
	18,485	18,386

The provision for impairment in value of HK$128,233 million (2004: HK$128,225 million) relates to certain subsidiaries of the Company which hold the Group's investments in subsidiaries, jointly controlled companies, associates, investment securities and other investments.

(Amount expressed in Hong Kong dollars unless otherwise stated)

23 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Dividends from the PRC joint ventures accounted for as subsidiaries will be declared based on the profits in the statutory financial statements of these PRC joint ventures which are prepared using accounting principles generally accepted in the PRC. Such profits are different from the amounts reported under HKFRSs.

As at December 31, 2005, particulars of the principal subsidiaries of the Company are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
PCCW-HKT Limited	Hong Kong	Investment holding	HK$6,092,100,052	–	100%
PCCW-HKT Telephone Limited[1]	Hong Kong	Telecommunications services	HK$2,163,783,209	–	100%
PCCW-HKT Business Services Limited	Hong Kong	Provision of business customer premises equipment and ancillary business services	HK$2	–	100%
PCCW-HKT Network Services Limited	Hong Kong	Provision of retail international data and value-added services, local value-added telecommunications services; consumer premises equipment, business customer premises equipment, computer products and ancillary services, marketing and selling satellite master antenna television and related equipment and products and provision of maintenance services in relation thereto, manages customer loyalty programs "No.1 Club" and "**Partners**" for members of the programs	HK$3	–	100%
PCCW Teleservices (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
PCCW-HKT Technical Services Limited	Hong Kong	Provision of technical support and maintenance services	HK$500,002	–	100%
PCCW Media Limited	Hong Kong	Provision of pay television programme services and interactive multimedia services	HK$3,500,000,100 (HK$3,500,000,095 ordinary shares, HK$1 "A" Class share and HK$4 "B" Class shares)	–	100%

23 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
PCCW Teleservices Operations (Hong Kong) Limited	Hong Kong	Provision of customer relationship management and customer contact management solutions and services	HK$2	–	100%
Cascade Limited	Hong Kong	Design, build and operate network infrastructures including technical consultancy and operation outsourcing	HK$10,000	–	100%
PCCW IMS Limited	Hong Kong	Provision of retail broadband and narrowband Internet access services under the "NETVIGATOR" brandname, international telecommunication services and the provision of support services to a fellow subsidiary	HK$2	–	100%
Pacific Century Systems Limited	Hong Kong	Customer premises equipment related business	HK$1,000,000	100%	–
Corporate Access Limited	Cayman Islands/ Asia Pacific	Transponder leasing	US$10	–	100%
BtN Access (HK) Limited (now known as PCCW Global (HK) Limited)	Hong Kong	Provision of satellite based telecommunication services to third parties and satellite transponder capacity to a fellow subsidiary	HK$10	–	100%
Beyond The Network Limited (now known as PCCW Global Limited)	Hong Kong	Global Internet Protocol based communication service	HK$2	–	100%
PCCW Global (Singapore) Pte. Ltd.	Singapore	Telecommunication solutions resale services	S$2	–	100%
電訊盈科(北京)有限公司[2]	The PRC	System integration, consulting and informatization project	US$6,750,000	–	100%
Omnilink Technology Limited	British Virgin Islands	Investment holding	US$14,850	–	100%
Unihub China Information Technology Company Limited 中盈優創資訊科技有限公司[3]	The PRC	Selling of hardware and software and information system consulting services	RMB200,000,000	–	38.2%
Unihub Limited (now known as PCCW Solutions Limited)	Hong Kong/ Asia Pacific	Computer services and provision of IP/IT related value-added services to business customers	HK$1,200	–	100%
PCCW Business eSolutions Limited	Hong Kong	Provision of IP/IT related value-added services to business customers	HK$2	–	100%

(Amount expressed in Hong Kong dollars unless otherwise stated)

23 INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
PCCW Powerbase Data Center Services (HK) Limited	Hong Kong	Data center services	HK$2	–	100%
Power Logistics Limited	Hong Kong	Delivery services	HK$100,000	–	100%
PCCW Directories Limited[1]	Hong Kong	Sale of advertising in the Business White Pages, Yellow Pages for businesses and Yellow Pages for customers, publication of directories, provision of Internet directory services and sale of on-line advertising	HK$10,000	–	100%
ChinaBiG Limited	Hong Kong	Production and distribution of trade directory	HK$359,189	–	76.97%
Pacific Century Premium Developments Limited	Bermuda/ Hong Kong	Investment holding	HK$240,245,987	–	61.66%
Cyber-Port Limited	Hong Kong	Property development	HK$2	–	61.66%
Beijing Jing Wei House and Land Estate Development Co., Ltd. 北京京威房地產開發有限公司[4]	The PRC	Property development	US$100,000,000	–	61.66%
Talent Master Investments Limited	British Virgin Islands/Hong Kong	Investment holding	US$1	–	61.66%
Taiwan Telecommunication Network Services Co., Ltd. 台灣電訊網路服務股份有限公司	Republic of China	Type II Telecommunications services provider	NT$1,087,000,000	–	56.56%
SUNDAY Communications Limited	Cayman Islands/ Hong Kong	Investment holding	HK$299,000,000	–	79.35%
Mandarin Communications Limited 匯亞通訊有限公司	Hong Kong	Provision of mobile services, and sales of mobile phones and accessories	HK$1,254,000,100 (HK$100 ordinary shares, and HK$1,254,000,000 non-voting deferred shares)	–	79.35%
SUNDAY 3G (Hong Kong) Limited	Hong Kong	Licensee of Hong Kong 3G Licence	HK$2	–	79.35%
UK Broadband Limited	United Kingdom	Public Fixed Wireless Access Licence Business	GBP1	–	100%

Certain subsidiaries which do not materially affect the results or financial position of the Group are not included.

Notes:
1 The subsidiary has accounting year end date of March 31. These subsidiaries prepare, for the purpose of consolidation, financial statements as at the same date as the Group.
2 Represents a wholly foreign owned enterprise.
3 Represents a Sino-foreign equity joint venture.
4 Represents a Sino-foreign cooperative joint venture.

24 INTEREST IN JOINTLY CONTROLLED COMPANIES

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Share of net assets of jointly controlled companies, net of unrecognized losses	**2,815**	2,815	–	–
Loans due from jointly controlled companies	**8**	2,361	–	2,353
Amounts due from jointly controlled companies	**24**	27	–	–
	2,847	5,203	–	2,353
Provision for impairment	**(2,837)**	(3,976)	–	(1,139)
	10	1,227	–	1,214
Investments at cost, unlisted shares	**3,130**	3,130	–	-

Balances with jointly controlled companies are unsecured, non-interest bearing and have no fixed terms of repayment except for the capacity prepayment to REACH of HK$1,139 million and the loan receivable from the wholly-owned subsidiary of REACH of HK$1,214 million in 2004, (see note 5(c)) as included in "Loans due from jointly controlled companies" above, both of which were settled as a result of the establishment of new operating model for REACH and restructuring of REACH's debt as set out in note 1(c).

As at December 31, 2005, particulars of the principal jointly controlled company of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group	
				Directly	Indirectly
Reach Ltd.	Bermuda/Asia	Provision of international telecommunication services	US$5,890,000,000	–	50%

Summarized unaudited financial information of the significant jointly controlled company, REACH, is as follows:

In HK$ million	**2005**	2004
Condensed consolidated balance sheet information as at December 31		
Non-current assets	**1,648**	3,166
Current assets	**2,240**	2,121
Total assets	**3,888**	5,287
Non-current liabilities	**(2,806)**	(13,221)
Current liabilities	**(2,927)**	(3,720)
Net liabilities	**(1,845)**	(11,654)
Condensed consolidated income statement information for the year ended December 31		
Turnover	**5,478**	6,300
Expenses	**(3,254)**	(6,575)
Profit/(Loss) after taxation	**2,224**	(275)

24 INTEREST IN JOINTLY CONTROLLED COMPANIES *(CONTINUED)*

An analysis of the Group's total interest in REACH as at December 31, 2005 is as follows:

In HK$ million	2005	2004
Share of net assets, net of unrecognized losses	**2,705**	2,705
Capacity prepayment to REACH	–	1,139
Loan receivable from a wholly-owned subsidiary of REACH *(note 5(c))*	–	1,214
Goodwill previously eliminated against reserves	**8,578**	8,578
Total interest in REACH before provision for impairment	**11,283**	13,636
Provision for impairment	**(11,283)**	(12,422)
Total interest in REACH after provision for impairment	–	1,214

25 INTEREST IN ASSOCIATES

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Share of net assets of associates, net of unrecognized losses	**758**	708	–	–
Loans due from an associate	**78**	78	–	–
Amounts due from an associate	**34**	39	1	4
	870	825	1	4
Provision for impairment	**(175)**	(178)	–	–
	695	647	1	4
Investments at cost, unlisted shares	**975**	1,000	–	–

Balances with associates are unsecured, non-interest bearing and have no fixed terms of repayment except for the loans due from an associate, which bear interest at commercial rates, are secured by part of its movable properties and have fixed terms of repayment ranging up to three years from the date of drawdown in 2000, and a full provision for impairment was made in 2003.

As at December 31, 2005, particulars of the principal associates of the Group are as follows:

Company name	Place of incorporation/ operations	Principal activities	Nominal value of issued capital/ registered capital	Equity interest attributable to the Group Directly	Indirectly
Great Eastern Telecommunications Limited*	Cayman Islands	Non-trading	US$43,112,715	–	49%
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Provision of computer reservation systems and travel related services	HK$15,600,000	–	37.04%
Petro-CyberWorks Information Technology Company Limited 石化盈科信息技術有限責任公司	The PRC	Design and development of Enterprise Resource Planning systems, and customer relationship management systems	RMB50,000,000	–	45%

* The associate has accounting year end date of March 31. The associate prepares, for the purpose of consolidation, financial statements as at the same date as the Group.

25 INTEREST IN ASSOCIATES *(CONTINUED)*

Summarized unaudited financial information of the associates of the Group is as follows:

In HK$ million	**2005**	2004
Total assets	**1,674**	1,725
Total liabilities	**(230)**	(218)
Turnover	**497**	487
Profit after taxation	**447**	279

During the year ended December 31, 2005, the Group has not recognized its share of losses of its associates amounting to approximately HK$1 million (2004: HK$1 million). As at December 31, 2005, the accumulated share of losses of the associates unrecognized by the Group was HK$6 million (2004: HK$5 million).

26 INVESTMENTS

Investments are analyzed as follows:

In HK$ million	The Group	
	2005	2004
Held-to-maturity investments	**18**	31
Investment securities *(note a)*	**–**	388
Available-for-sale financial assets *(note b)*	**526**	–
Financial assets at fair value through profit or loss *(note c)*	**312**	–
Other investments *(note d)*	**–**	313
	856	732

a. Investment securities

In HK$ million	The Group	
	2005	2004
Unlisted, at cost	**–**	1,765
Less: Provision for impairment in value	**–**	(1,377)
	–	388

In 2004, a listed security was transferred from investment securities to other investments. This transfer was effected at fair value. The aggregate unrealized holding loss at the date of transfer which had not been previously recognized of approximately HK$0.5 million was recognized in the consolidated income statement at the date of transfer.

As at December 31, 2004, investment securities with an aggregate carrying value of approximately HK$19 million were pledged as security for certain bank borrowings of the Group.

26 INVESTMENTS *(CONTINUED)*

b. Available-for-sale financial assets

In HK$ million	The Group	
	2005	2004
Listed		
Hong Kong	**101**	–
Overseas	**1**	–
	102	–
Unlisted	**424**	–
	526	–
Market value of listed securities	**102**	–

During the year, an available-for-sale financial asset with a carrying value of approximately HK$87 million was sold at a realized gain of approximately HK$67 million, which was included in "Other gains, net" in the consolidated income statement.

As at December 31, 2005, available-for-sale financial assets with an aggregate carrying value of approximately HK$21 million were pledged as security for certain bank borrowings of the Group.

c. Financial assets at fair value through profit or loss

In HK$ million	The Group	
	2005	2004
Listed		
Hong Kong	**255**	–
Unlisted	**57**	–
	312	–

In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted investments plus written call options held by the counterparty for the remaining portion of those quoted investments (see note 30(c)). As at December 31, 2005, the underlying quoted investments with aggregate carrying value of approximately HK$178 million (2004: HK$224 million which was classified as "Other investments" in 2004) have been placed as collateral for the transaction.

d. Other investments

In HK$ million	The Group	
	2005	2004
Listed, at quoted market value		
Hong Kong	**–**	242
Unlisted	**–**	71
	–	313

Upon adoption of HKAS 39 on January 1, 2005, investments held for trading were reclassified as "Financial assets at fair value through profit or loss" and there was no other investments as at December 31, 2005.

27 CURRENT ASSETS AND LIABILITIES

a. Sales proceeds held in stakeholders' accounts

The balance represents proceeds from the sales of the residential portion of the Cyberport project retained in bank accounts opened and maintained by stakeholders. These amounts will be transferred to specific bank accounts, which are restricted in use, pursuant to certain conditions and procedures as stated in the Cyberport Project Agreement and the legally binding pre-sale contracts entered with the purchasers.

b. Restricted cash

Pursuant to the Cyberport Project Agreement, the Group has a restricted cash balance of approximately HK$1,332 million as at December 31, 2005 (2004: HK$903 million) held in specific bank accounts. The uses of the funds are specified in the Cyberport Project Agreement.

In addition, the Group has a restricted cash balance of approximately HK$259 million as at December 31, 2005 (2004: Nil) which represented a bank deposit placed by an indirect wholly-owned subsidiary of the Company as a security for a bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 34(a)(iii).

The remaining HK$1 million as at December 31, 2005 represented a bank deposit placed by an indirect subsidiary of the Company as a security for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

As at December 31, 2004, there was a bank deposit of HK$1 million placed by an another indirect subsidiary of the Company as a security for a banking facility granted to that subsidiary of the Company (see note 43).

c. Inventories

In HK$ million	The Group	
	2005	2004
Work-in-progress	**417**	351
Finished goods	**103**	86
Consumable inventories	**14**	33
	534	470

d. Investment in unconsolidated subsidiaries held for sale

In respect of the reverse acquisition of DFG as set out in note 8(b), considering that certain subsidiaries of DFG were acquired and held exclusively with a view to resale, the investment in those subsidiaries of PCPD is accounted for as investment in unconsolidated subsidiaries held for sale and stated at the lower of carrying amount and fair value less costs to sell, of approximately HK$45 million as at December 31, 2005 (2004: HK$51 million).

The formal conditional agreement with a buyer entered into in 2004 for the disposal of PCPD's entire interest in subsidiaries holding a gas operation expired during the year. A second buyer has been solicited to purchase these subsidiaries at the same consideration, payable in cash by instalments in 2006.

e. Accounts receivable, net

An aging analysis of accounts receivable is set out below:

In HK$ million	The Group	
	2005	2004
0 – 30 days	**1,247**	1,055
31 – 60 days	**354**	253
61 – 90 days	**110**	108
91 – 120 days	**107**	88
Over 120 days	**466**	327
	2,284	1,831
Less: Impairment loss for doubtful debts	**(228)**	(192)
	2,056	1,639

27 CURRENT ASSETS AND LIABILITIES *(CONTINUED)*

e. Accounts receivable, net *(continued)*

The carrying amounts of the net accounts receivable are denominated in the following currencies:

In HK$ million	The Group	
	2005	2004
Hong Kong Dollars	**1,602**	1,290
United States Dollars	**230**	154
Chinese Renminbi	**185**	151
New Taiwan Dollars	**30**	27
Others	**9**	17
	2,056	1,639

f. Short-term borrowings

In HK$ million	The Group		The Company	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004
Bank loans	**6,500**	2	**–**	–
Current portion of long-term borrowings *(note 28(a))*	**–**	12	**–**	–
Convertible note and bonds *(note 28(b))*	**–**	8,998	**–**	461
	6,500	9,012	**–**	461
Secured	**–**	473	**–**	461
Unsecured	**6,500**	8,539	**–**	–

The carrying amounts of the short-term borrowings are denominated following currencies:

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Hong Kong Dollars	**6,500**	–	**–**	–
United States Dollars	**–**	8,998	**–**	461
Others	**–**	14	**–**	–
	6,500	9,012	**–**	461

Please refer to note 43 for details of the Group's banking facilities.

27 CURRENT ASSETS AND LIABILITIES *(CONTINUED)*

g. Accounts payable

An aging analysis of accounts payable is set out below:

In HK$ million	The Group	
	2005	2004
0 – 30 days	**648**	636
31 – 60 days	**82**	67
61 – 90 days	**43**	22
91 – 120 days	**49**	41
Over 120 days	**175**	166
	997	932

The carrying amounts of the accounts payable are denominated in the following currencies:

In HK$ million	The Group	
	2005	2004
Hong Kong Dollars	**651**	651
United Stated Dollars	**110**	90
Chinese Renminbi	**204**	154
New Taiwan Dollars	**28**	25
Others	**4**	12
	997	932

h. Gross amount due to customers for contract work

In HK$ million	The Group	
	2005	2004
Contract costs incurred plus attributable profits less foreseeable losses	**784**	794
Less: Estimated value of work performed	**(795)**	(799)
	(11)	(5)

The total amount of progress billings, included in the estimated value of work performed as at December 31, 2005, is approximately HK$782 million (2004: HK$782 million).

Included in non-current assets at December 31, 2005 is approximately HK$8 million (2004: Nil) representing retention receivable from customers in respect of construction contracts in progress.

28 LONG-TERM LIABILITIES

In HK$ million	The Group		The Company	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004
Long-term borrowings *(note a)*	**18,885**	17,163	**–**	–
Convertible note and bonds *(note b)*	**3,972**	3,317	**–**	–
	22,857	20,480	**–**	–

a. Long-term borrowings

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Repayable within a period				
– not exceeding one year	**–**	12	**–**	–
– over five years	**18,885**	17,163	**–**	–
	18,885	17,175	**–**	–
Less: Amounts repayable within one year included under current liabilities *(note 27(f))*	**–**	(12)	**–**	–
	18,885	17,163	**–**	–
Representing:				
US$456 million 7.88% guaranteed notes *(note i)*	**3,508**	3,547	**–**	–
US$500 million 6% guaranteed notes *(note ii)*	**3,847**	3,900	**–**	–
JPY30,000 million 3.65% guaranteed notes *(note iii)*	**–**	1,950	**–**	–
US$1,000 million 8% guaranteed notes *(note iv)*	**7,701**	7,766	**–**	–
US$500 million 5.25% guaranteed notes *(note v)*	**3,829**	–	**–**	–
	18,885	17,163	**–**	–
Secured	**–**	–	**–**	–
Unsecured	**18,885**	17,163	**–**	–

28 LONG-TERM LIABILITIES *(CONTINUED)*

a. Long-term borrowings *(continued)*

Details of major long-term borrowings of HK$18,885 million of the Group are presented below:

i. US$456 million 7.88% guaranteed notes

On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million 7.88% guaranteed notes due 2013 to raise funds for general corporate purposes. The notes are listed on the Luxembourg Stock Exchange and were unconditionally and irrevocably guaranteed by the Company until May 12, 2004. On May 12, 2004, the noteholders approved the novation of the guarantee to PCCW-HKT Telephone Limited ("HKTC"), an indirect wholly-owned subsidiary of the Company, and amendments to certain terms of the notes.

ii. US$500 million 6% guaranteed notes

On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 6% guaranteed notes due 2013 which are listed on the Luxembourg Stock Exchange. The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

iii. JPY30,000 million 3.65% guaranteed notes

On October 26, 2001, Profit Century Finance Limited ("PCF"), an indirect wholly-owned subsidiary of the Company, completed the placement of JPY30,000 million 3.65% guaranteed notes due 2031 (the "Yen Notes"). Interest was payable semi-annually in arrears. The Yen Notes were redeemable at the option of PCF on any interest payment date falling on or after October 27, 2006.

The Yen Notes were unconditionally and irrevocably guaranteed by HKTC and ranked pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The Yen Notes were repurchased by PCF and cancelled in full on June 30, 2005.

iv. US$1,000 million 8% guaranteed notes

In November 2001, PCCW-HKT Capital Limited, an indirect wholly-owned subsidiary of the Company, issued US$1,000 million 7.75% guaranteed notes due 2011 (the "Notes due 2011"). Interest is payable semi-annually in arrears. The interest rate payable on the Notes due 2011 will be subject to adjustment from time to time if the relevant rating agencies downgrade the rating ascribed to the Notes due 2011 below a pre-agreed level. The interest rate payable on the Notes due 2011 has been adjusted to 8% based on the current ratings.

The Notes due 2011 are unconditionally and irrevocably guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC.

v. US$500 million 5.25% guaranteed notes

On July 20, 2005, PCCW-HKT Capital No.3 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million 5.25% guaranteed notes due 2015, which are listed on the Singapore Exchange Securities Trading Limited. Interest is payable semi-annually in arrears. The notes are irrevocable and unconditionally guaranteed by HKTC and will rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

Please refer to note 43 for details of the Group's banking facilities.

28 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds

In HK$ million	The Group		The Company	
	2005	2004 (Restated) *(Note 46)*	**2005**	2004
Repayable within a period				
– not exceeding one year	–	8,998	–	461
– over one year, but not exceeding two years	**3,972**	–	–	–
– over two years, but not exceeding five years	–	3,317	–	–
	3,972	12,315	–	461
Less: Amounts repayable within one year included under current liabilities *(note 27(f))*:				
US$54 million 5% mandatory convertible note due 2005 *(note ii)*	–	(461)	–	(461)
US$1,100 million 3.5% guaranteed convertible bonds due 2005 *(note iii)*	–	(8,537)	–	–
	–	(8,998)	–	(461)
	3,972	3,317	–	–
Representing:				
US$450 million 1% guaranteed convertible bonds due 2007 *(note i)*	**3,972**	3,317	–	–
	3,972	3,317	–	–
Secured	–	–	–	–
Unsecured	**3,972**	3,317	–	–

Details of convertible note and bonds of HK$3,972 million of the Group are presented below:

i. US$450 million 1% guaranteed convertible bonds due 2007

On January 29, 2002, PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$450 million 1% guaranteed convertible bonds due 2007, which are unconditionally and irrevocably guaranteed on a joint and several basis by the Company and HKTC. The convertible bonds due 2007 are listed on the Luxembourg Stock Exchange. They are convertible, at the option of their holders, into ordinary shares of the Company at an initial conversion price of HK$13.5836 (approximately US$1.7415) per share at any time up to and including the close of business on January 15, 2007. The bonds bear interest at 1% per annum, payable semi-annually in arrears on January 29 and July 29 in each year and at maturity, commencing on July 29, 2002. Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed in US dollars at 119.383% of their principal amount, plus accrued interest on January 29, 2007.

Upon adoption of HKAS 32, the convertible bonds due 2007 were split into the liability and equity components at initial recognition. With effect from January 1, 2005, and in accordance with HKAS 39, interest expense on the convertible bonds is calculated using the effective interest method by applying the effective interest rate of 5.3% to the liability component.

28 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds *(continued)*

ii. US$54 million 5% mandatory convertible note due 2005

On June 28, 2002, the Company issued a US$190 million 5% mandatory convertible note due 2005 (the "Telstra Note due 2005") to Telstra as part of the disposal of the Group's 40% interest in Joint Venture (Bermuda) No. 2 Limited. Unless previously redeemed or converted or purchased and cancelled, the Telstra Note due 2005 could be convertible into ordinary shares of the Company on June 30, 2005 or the date which was 30 days after the holder of the Telstra Note due 2005 had given notice to the Company declaring that, amongst other things, an event of default or potential event of default had occurred under the Reach Term Facility, or any financing agreement entered into for the purpose of refinancing all or a significant part of such facility; the Company had ceased to have a controlling interest in HKTC; or if HKTC and its subsidiaries had ceased to carry on as their principal business the provision of fixed line telecommunications services in Hong Kong ("Repayment Date"). Interest was payable at 5% per annum compounded on a quarterly basis.

On the Repayment Date, the Telstra Note due 2005, plus accrued interest thereon, could be redeemed through its mandatory conversion into ordinary shares of the Company at a conversion price determined by reference to the volume weighted average price of the ordinary shares of the Company as quoted on the Stock Exchange for the 20 dealing days immediately preceding the Repayment Date. The Company was entitled to early redeem the Telstra Note due 2005 in full by giving notice in writing to Telstra. The redemption amount could be the outstanding principal balance together with any unpaid interest accrued at the date of redemption. The Telstra Note due 2005 could be redeemed at the request of Telstra, if a resolution was passed or an order was made that the Company be wound up or dissolved. The Company's obligations to Telstra as the initial holder of the Telstra Note due 2005 were secured by the Group's equity interest in REACH.

On April 15, 2003, the Company redeemed US$143 million (approximately HK$1,115 million) of the Telstra Note due 2005 and issued an amended note in the principal amount of approximately US$54 million ("Amended Telstra Note due 2005") to Telstra. The principal amount of the Amended Telstra Note due 2005 was equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Telstra Note due 2005 were substantially the same as those of the Telstra Note due 2005.

On June 30, 2005, the Company redeemed the Amended Telstra Note due 2005 upon its scheduled maturity for US$58,386,346.06 in cash, which was a 5% discount to the outstanding principal amount and accrued interest as at June 30, 2005 of US$61,459,311.64 and not by the mandatory conversion into ordinary shares of the Company.

iii. US$1,100 million 3.5% guaranteed convertible bonds due 2005

On December 5, 2000, guaranteed convertible bonds due 2005 with the principal amount of US$1,100 million were issued by PCCW Capital Limited, a wholly-owned subsidiary of the Company. These bonds were listed on the Luxembourg Stock Exchange. They were convertible into ordinary shares of the Company at US$4.9804 (approximately HK$38.8471) subject to adjustments, per share at any time on or after January 5, 2001 and up to the close of business on November 21, 2005 and were interest-bearing at 3.5% per annum, payable annually in arrears. Unless previously cancelled, redeemed or converted, these bonds could be redeemed in US dollars at 120.12% of the principal amount together with accrued interest on December 5, 2005. If these bonds were fully converted, the Company would be required to issue approximately 221 million ordinary shares.

Upon adoption of HKAS 32, the guaranteed convertible bonds due 2005 were split into liability and equity components at initial recognition. With effect from January 1, 2005, and in accordance with HKAS 39, interest expense on the convertible bonds is calculated using the effective interest method by applying the effective interest rate of 6.57% to the liability component.

On December 5, 2005, these bonds were fully redeemed in cash, which represented 120.12% of the outstanding principal amount and accrued interest as at December 5, 2005, and not by conversion into ordinary shares of the Company.

Prior to the adoption of new accounting standards on financial instruments, the redemption premium of convertible bonds was being accrued on a straight-line basis from the date of issuance to the final redemption date. As at December 31, 2004, the total redemption premiums for the convertible bonds described in (i) and (iii) above were HK$1,808 million, of which HK$398 million and HK$1,410 million were included in "Other long-term liabilities" and "Accruals, other payables and deferred income" respectively in the consolidated balance sheet.

28 LONG-TERM LIABILITIES *(CONTINUED)*

b. Convertible note and bonds *(continued)*

iii. US$1,100 million 3.5% guaranteed convertible bonds due 2005 *(continued)*

Upon the adoption of HKAS 32 in respect of splitting of the convertible notes and bonds into their liability and equity components at initial recognition, the total redemption premiums for the convertible bonds described in (i) and (iii) above were restated to HK$1,930 million, of which HK$413 million and HK$1,517 million were included in "Other long-term liabilities" and "Accruals, other payables and deferred income" respectively in the consolidated balance sheet as at December 31, 2004 (see note 4(a)(v)).

With effect from January 1, 2005, and in accordance with HKAS 39, the liability components of convertible notes and bonds, including the redemption premium, are stated at amortized cost using the effective interest method in the consolidated balance sheet.

As at December 31, 2005, none of the above-mentioned convertible note and bonds had been converted into ordinary shares of the Company.

29 PROVISIONS

In HK$ million	The Group 2005		
	Payment to the Government *(Note a)*	Others	Total
Beginning of year	6,380	88	6,468
Additional provisions made	–	12	12
Additional provisions included in properties under development	1,648	–	1,648
Provisions settled	(1,323)	(71)	(1,394)
End of year	6,705	29	6,734
Less: Amounts classified as current liabilities	(5,270)	(29)	(5,299)
	1,435	–	1,435

a. Pursuant to the Cyberport Project Agreement, the Government shall be entitled to receive payments of approximately 65% from the surplus cashflow arising from the sales of the residential portion of the Cyberport project, net of certain allowable costs incurred on the project, as stipulated under certain terms and conditions of the Cyberport Project Agreement. Provision for payment to the Government is included in properties under development as the amount is considered as a part of the development costs of the Cyberport project. The provision is based on estimated sales proceeds of the residential portion of the Cyberport project and the estimated development costs of the Cyberport project. The estimated amount to be paid to the Government during the forthcoming year is classified as current liabilities.

30 DERIVATIVE FINANCIAL INSTRUMENTS

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Current assets				
Cross currency swaps *(note a)*	**42**	–	–	–
Interest rate option *(note b)*	–	–	–	–
Equity swap and equity option *(note c)*	**60**	–	–	–
	102	–	–	–
Current liabilities				
Cross currency swaps *(note a)*	**(62)**	–	**(15)**	–
Forward foreign exchange contracts *(note d)*	–	–	–	–
	(62)	–	**(15)**	–

a. As at December 31, 2005, the Group had outstanding cross currency swap contracts with notional amounts of US$2,406 million (approximately HK$18,767 million) (2004: US$5,956 million and JPY30,000 million (a total of approximately HK$48,407 million)) at various rates respectively, to manage the Group's exposure to foreign currencies and interest rate fluctuations. The Company had outstanding cross currency swap contracts with notional amounts of US$450 million (approximately HK$3,510 million) (2004: US$2,500 million and JPY 30,000 million (a total of approximately HK$21,450 million)) at various rates respectively.

The carrying amounts of the outstanding cross currency swap contracts represent either the fair value receivables, which are included in current assets, or the fair value payables, which are included in current liabilities, as at December 31, 2005. In accordance with the transitional provisions in HKAS 39, no fair value gains or losses are required to be recognized for the outstanding cross currency swap contracts as at December 31, 2004, but details of these fair values are set out in note 40(e).

b. The Group enters into interest rate options to manage its interest rate risk. As at December 31, 2005, the total notional amount of such instruments was HK$38 million (2004: HK$53 million) and the carrying amount of such instruments was nil (January 1, 2005: Nil).

c. In 2002, the Group entered into certain derivative contracts, in the form of equity swap and equity option contracts, with a third party with the effect of entering into forward sales of a portion of certain quoted other investments plus written call options held by the counterparty for the remaining portion of those quoted other investments. The deemed forward sales effectively eliminated the Group's exposure to market price fluctuation and accordingly, the underlying quoted other investments were carried at the deemed forward price as at December 31, 2002. An advance receipt of approximately HK$187 million for the deemed forward sales was received in 2002. The amount was included in "Other long-term liabilities" in the consolidated balance sheet and is interest bearing at commercial rate. The Group recognized a gain of approximately HK$10 million for marking the quoted other investments to the deemed forward price and the gain was reflected in "Net gains on investments" in the consolidated income statement for the year ended December 31, 2002. The Group also received premiums of approximately HK$25 million for the written call options with notional amount of approximately HK$71 million. The premiums received were recorded as deferred income and were being amortized into income on a straight-line basis over the life of the call options. The underlying quoted other investments were carried at market value at each balance sheet date and any unrealized holding gains or losses were recognized in the consolidated income statement in the period as it arose. The underlying quoted other investments for both the deemed forward sales and written call options have been placed as collateral for the above equity swap and equity option transactions (note 26(c)).

With effect from January 1, 2005, in order to comply with HKAS 39, it is considered that each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. The debt instrument is carried at amortized cost while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives was HK$206 million (January 1, 2005: HK$202 million), which was included in "Other long-term liabilities", and HK$60 million (January 1, 2005: HK$57 million), which was included in "Derivative financial instruments" under current assets, respectively.

No new derivative contract of this nature was entered into by the Group in 2005 and 2004.

30 DERIVATIVE FINANCIAL INSTRUMENTS *(CONTINUED)*

d. As at December 31, 2004, the Group and the Company had outstanding forward foreign exchange contracts to buy US$141 *million and US$61 million at various rates totaling approximately HK$1,090 million and HK$472 million respectively.* These contracts had estimated losses of HK$5 million and HK$1 million respectively as at December 31, 2004. In accordance with the transitional provisions in HKAS 39, the balance sheets as at December 31, 2004 were not adjusted to reflect these losses (see note 4(a)(v)). There was outstanding forward foreign exchange contract as at December 31, 2005.

31 SHARE CAPITAL

	2005		2004	
	Number of shares	**Nominal value HK$ million**	Number of shares	Nominal value HK$ million
Authorized:				
Ordinary shares of HK$0.25 each				
Beginning of year	**6,400,000,000**	**1,600**	6,400,000,000	1,600
Increase during the year *(note a)*	**3,600,000,000**	**900**	–	–
End of year	**10,000,000,000**	**2,500**	6,400,000,000	1,600
Issued and fully paid:				
Ordinary shares of HK$0.25 each				
Beginning of year	**5,374,263,061**	**1,344**	5,368,754,074	1,343
Exercise of employee share options *(note b)*	**5,185,663**	**1**	5,508,987	1
Issued for cash *(note c)*	**1,343,571,766**	**336**	–	–
End of year	**6,723,020,490**	**1,681**	5,374,263,061	1,344

a. Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on March 16, 2005, the authorized share capital of the Company was increased from HK$1,600,000,000 to HK$2,500,000,000 by the creation of an additional 3,600,000,000 ordinary shares of HK$0.25 each, ranking pari passu with the existing shares of the Company.

b. During the year, 5,185,663 employee share options were exercised by the eligible option holders at their respective subscription prices of HK$4.35 for a total cash consideration of HK$22,557,634 resulting in the issue of 5,185,663 new ordinary shares of HK$0.25 each.

c. Upon the completion of the Subscription on April 1, 2005 as set out in note 1(a), China Netcom (BVI) subscribed for 1,343,571,766 new ordinary shares of the Company of HK$0.25 each at a price of HK$5.90 per share. The proceeds from the Subscription were approximately HK$7,927 million (before deduction of expenses), of which up to HK$5,000 million will be used for investing in telecommunications opportunities in the PRC and the remainder will be used for reducing the Group's debt and general corporate purposes.

All new ordinary shares issued during the year rank pari passu in all respects with the existing shares.

32 EMPLOYEE RETIREMENT BENEFITS

a. Defined benefit retirement schemes

The Group operates defined benefit retirement schemes ("DB Schemes") that provide lump sum benefits for employees upon resignation and retirement. The DB Schemes are final salary defined benefit schemes. The scheme assets are administered by independent trustees and are maintained independently of the Group's finances.

The DB Schemes are funded by contributions from the Group and employees in accordance with qualified independent actuaries' recommendation from time to time on the basis of periodic valuations.

In December 2004, members of certain DB Schemes were offered an option to receive a commuted lump sum payment in respect of their future monthly pension benefit and 382 members elected this option. This pension buy-out event was considered as a settlement event under SSAP 34 "Employee benefits". A gain of HK$131 million was recognized in the consolidated income statement for the year ended December 31, 2004.

32 EMPLOYEE RETIREMENT BENEFITS *(CONTINUED)*

a. Defined benefit retirement schemes *(continued)*

On October 31, 2005, all the benefits of active members in respect of service before July 1, 2003 (i.e. the date on which all active members of the DB Schemes were transferred to defined contribution schemes operated by the Group for future services, with their benefits prior to that date remaining unchanged) were transferred to defined contribution schemes operated by the Group ("Transfer of past DB benefits") effective November 1, 2005. The value of the benefits of each member transferred was calculated to be the benefit entitlement of such members as at October 31, 2005, plus enhancement, if any. Enhancement is 50% of the increase in vested benefits, if any, which would have accrued to such members during the period from October 31, 2005 to January 31, 2006, assuming the transfer did not occur until January 31, 2006. After the Transfer of past DB benefits, the DB Schemes no longer have a defined benefit obligation in respect of the active members. This Transfer of past DB benefits was considered as a curtailment and settlement event under HKAS 19. The Group has injected HK$64 million to the DB Schemes to make up part of the funding deficit as at October 31, 2005. An one-off curtailment and settlement gain of HK$197 million was recognized in the consolidated income statement for the year ended December 31, 2005.

The latest independent actuarial valuation of the DB Schemes, prepared in accordance with HKAS 19, was carried out on December 31, 2005 and was prepared by Mr Aaron Wong of Watson Wyatt Hong Kong Limited, fellow of the Canadian Institute of Actuaries and also fellow of the Society of Actuaries, USA, using the projected unit credit method. The actuary was of the opinion that the fair value of the scheme assets was sufficient to cover 92.5% (2004: 92.6%) of the present value of the defined benefit obligations as at December 31, 2005.

i. The net liability recognized in the consolidated balance sheet is as follows:

In HK$ million	The Group	
	2005	2004
Present value of the defined benefit obligations	**228**	3,984
Fair value of scheme assets	**(211)**	(3,691)
	17	293
Unrecognized actuarial (losses)/gains	**(4)**	24
Defined benefit liability in the consolidated balance sheet	**13**	317

As at December 31, 2005, the scheme assets do not include any ordinary shares issued by the Company (2004: Nil).

ii. Movements in the net liability recognized in the consolidated balance sheet are as follows:

In HK$ million	The Group	
	2005	2004
Beginning of year	**317**	446
Contributions paid	**(64)**	–
Income recognized in the consolidated income statement *(note iii)*	**(240)**	(129)
End of year	**13**	317

32 EMPLOYEE RETIREMENT BENEFITS *(CONTINUED)*

a. Defined benefit retirement schemes *(continued)*

iii. (Income)/Expense recognized in the consolidated income statement is as follows:

In HK$ million	The Group	
	2005	2004
Interest cost	**131**	235
Expected return on scheme assets	**(174)**	(233)
Gain on curtailment/settlement	**(197)**	(131)
	(240)	(129)
The (income)/expense is recognized in the following line item in the consolidated income statement:		
General and administrative expenses – retirement costs for other staff *(note 10(a))*	**(240)**	(129)
Actual return on scheme assets	**80**	296

iv. The principal actuarial assumptions used (expressed as weighted averages) are as follows:

	The Group	
	2005	2004
Discount rate	**4.25%**	4.00%
Expected rate of return on scheme assets	**5.75%**	5.75%
Future salary increases	**N/A**	3.50%

b. Defined contribution retirement scheme

The Group also operates defined contribution schemes, including the Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance, for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The schemes are administered by independent trustees.

Under the defined contribution scheme, the employer is required to make contributions to the scheme at rates specified under the rules of the scheme. Where employees leave the scheme prior to the full vesting of the employer's contributions, the amount of forfeited contributions is used to reduce the contributions payable by the Group.

Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately upon the completion of the service in the relevant service period.

33 EQUITY COMPENSATION BENEFITS

a. Share option schemes of the Company

The Company has a share option scheme (the "1994 Scheme") which was adopted in September 1994 and amended in May 2002 under which the board of directors (the "Board") of the Company may, at its discretion, invite employees of the Group, including directors of any company in the Group, and other eligible persons, to take up options to subscribe for shares of the Company. The vesting period and exercise period of the options are determined by the Board but in any case no options can be exercised later than ten years from the date of grant. Each option gives the holder the right to subscribe for one share. The 1994 Scheme was due to expire in September 2004.

At the Company's annual general meeting held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and the adoption of a new share option scheme (the "2004 Scheme"). Since May 19, 2004, the Board may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2004 Scheme and any other share option schemes including 1994 Scheme must not exceed 30% of the shares in issue from time to time. In addition, the maximum number of shares which may be granted under the 2004 Scheme must not exceed 10% of the Company's issued share capital as at May 19, 2004 (or some other date if renewal of this limit is approved by shareholders). The exercise price of the options under the 2004 Scheme shall be determined by the Board in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant, (ii) the average closing price of the shares as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange, and (iii) the nominal value of a share on the date of grant. The vesting period and exercise period of the options are determined by the Board, but no option can be exercised later than the day last preceding the tenth anniversary of the date of grant in respect of such option. In general, the subscription price is determined by reference to the closing prices of the shares as stated in the daily quotations sheet of the Stock Exchange. The basis for determination of the subscription price and the total number of shares that can be granted to eligible persons are precisely specified in the rules of the 2004 Scheme. The 2004 Scheme does not specify a minimum period for which an option must be held nor a performance target which must be achieved before an option can be exercised. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

i. Movements in the number of share options outstanding and their related weighted average exercise prices

	2005		2004	
	Weighted average exercise price HK$	**Number of options**	Weighted average exercise price HK$	Number of options
Beginning of year	**11.26**	**178,742,716**	10.87	222,177,528
Issued *(note iii)*	**4.55**	**75,924,000**	N/A	–
Exercised *(note iv)*	**4.35**	**(5,185,663)**	4.35	(5,508,987)
Cancelled/Lapsed *(note v)*	**7.73**	**(17,982,980)**	9.97	(37,925,825)
End of year *(note ii)*	**9.49**	**231,498,073**	11.26	178,742,716
Exercisable at end of year	**13.62**	**123,852,906**	14.75	93,379,227

(Amount expressed in Hong Kong dollars unless otherwise stated)

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date

				Number of options	
Date of grant	Vesting period	Exercise period	Exercise price HK$	**2005**	2004
August 17, 1999 to September 15, 1999	August 17, 2000 to August 17, 2004	August 17, 2000 to August 17, 2009	11.7800	**16,412,125**	18,872,390
October 25, 1999 to November 23, 1999	October 25, 2000 to October 25, 2004	October 25, 2000 to October 25, 2009	22.7600	**3,370,400**	3,432,400
February 8, 2000 to March 8, 2000	February 8, 2001 to February 8, 2003	February 8, 2001 to February 8, 2010	75.2400	**86,700**	86,700
August 26, 2000 to September 24, 2000	May 26, 2001 to May 26, 2005	May 26, 2001 to August 26, 2010	60.1200	**9,887,200**	9,946,600
October 27, 2000 to November 25, 2000	March 15, 2001 to March 15, 2005	March 15, 2001 to October 27, 2010	24.3600	**9,989,790**	11,085,070
January 22, 2001 to February 20, 2001	January 22, 2001 to January 22, 2005	January 22, 2001 to January 22, 2011	16.8400	**16,368,452**	17,195,318
February 20, 2001	February 8, 2002 to February 8, 2004	February 8, 2002 to February 8, 2011	18.7600	**86,700**	86,700
April 17, 2001 to May 16, 2001	May 26, 2001 to May 26,2005	May 26, 2001 to April 17, 2011	10.3000	**1,147,040**	1,324,360
July 16, 2001 to September 15, 2001	July 16, 2002 to July 16, 2004	July 16, 2002 to July 16, 2011	9.1600	**365,760**	648,600
October 15, 2001 to November 13, 2001	October 15, 2002 to October 15, 2004	October 15, 2002 to October 15, 2011	8.6400	**120,000**	292,000
May 10, 2002	April 11, 2003 to April 11, 2007	April 11, 2003 to April 11, 2012	7.9150	**86,700**	231,700
June 19, 2002	June 19, 2002 to June 19, 2004	June 19, 2002 to May 21, 2012	10.0900	**–**	179,000
August 1, 2002	August 1, 2003 to August 1, 2005	August 1, 2003 to July 31, 2012	8.0600	**200,000**	200,000
October 11, 2002	October 11, 2002	October 11, 2002 to October 10, 2007	8.6165	**1,200,000**	1,200,000
November 13, 2002	November 13, 2003 to November 13, 2005	November 13, 2003 to November 12, 2012	6.1500	**6,820,000**	6,860,000
July 25, 2003	July 25, 2004 to July 25, 2006	July 25, 2004 to July 23, 2013	4.3500	**92,568,206**	105,911,878
September 16, 2003	September 16, 2004 to September 16, 2006	September 16, 2004 to September 14, 2013	4.9000	**190,000**	1,190,000
February 8, 2005	February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	**65,599,000**	–
September 1, 2005	September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	**7,000,000**	–
				231,498,073	178,742,716

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date *(continued)*

The range of exercise prices and the weighted average remaining contractual life of the share options outstanding are as follows:

	2005		2004	
Range of exercise prices	**Weighted average remaining contractual life (years)**	**Number of options**	Weighted average remaining contractual life (years)	Number of options
HK$ 4.01 to 5.04	**5.71**	**158,357,206**	8.57	107,101,878
5.05 to 7.54	**5.76**	**13,820,000**	7.87	6,860,000
7.55 to 11.29	**4.10**	**3,119,500**	5.50	4,075,660
11.30 to 16.79	**3.63**	**16,412,125**	4.63	18,872,390
16.80 to 25.04	**4.84**	**29,815,342**	5.85	31,799,488
55.05 to 70.04	**4.65**	**9,887,200**	5.65	9,946,600
70.05 to 85.00	**4.10**	**86,700**	5.11	86,700
		231,498,073		178,742,716

iii. Details of share options granted during the year

			2005		2004	
Vesting period	Exercise period	Exercise price HK$	**Consideration received HK$**	**Number of options**	Consideration received HK$	Number of options
February 8, 2006 to February 8, 2007	February 8, 2006 to February 7, 2009	4.4750	**–**	**68,924,000**	–	–
September 1, 2006 to September 1, 2008	September 1, 2006 to August 31, 2010	5.2500	**–**	**7,000,000**	–	–
			–	**75,924,000**	–	–

The fair value of share options granted during the year is determined using the trinomial option pricing model. The weighted average fair value of share options granted and the respective weighted average inputs and assumptions to the model are as follows:

	2005	2004
Fair value at measurement date	**HK$0.99**	N/A
Share price	**HK$4.55**	N/A
Exercise price	**HK$4.55**	N/A
Expected volatility	**31.53%**	N/A
Expected option life (in years)	**4.09 years**	N/A
Expected dividends	**3.33%**	N/A
Risk-free interest rate	**2.54%**	N/A

(Amount expressed in Hong Kong dollars unless otherwise stated)

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

a. Share option schemes of the Company *(continued)*

iii. Details of share options granted during the year *(continued)*

The expected volatility is based on statistical analysis of daily share prices over one year immediately preceding the grant date. Expected dividends are based on historical dividends. Risk-free interest rate is based on the market yield of Exchange Fund Notes with a term similar to the expected option life.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

iv. Details of share options exercised during the year

			2005		2004	
Exercise date	Exercise price HK$	Market value per share at exercise date HK$	**Proceeds received HK$**	**Number of options**	Proceeds received HK$	Number of options
July 26, 2004 to December 31, 2004	4.3500	4.75 to 5.50	–	–	23,964,093	5,508,987
January 3, 2005 to December 9, 2005	4.3500	4.48 to 5.35	**22,557,634**	**5,185,663**	–	–
			22,557,634	**5,185,663**	23,964,093	5,508,987

The weighted average share price at the date of exercise for share options exercised during the year was HK$5.07 (2004: HK$5.17).

v. Details of share options cancelled or lapsed during the year

		Number of options	
Exercise period	Exercise price HK$	**2005**	2004
August 17, 2000 to August 17, 2009	11.7800	**2,460,265**	652,798
August 17, 2000 to October 25, 2009	22.7600	**62,000**	1,076,800
May 26, 2001 to August 26, 2010	60.1200	**59,400**	362,000
March 15, 2001 to October 27, 2010	24.3600	**1,095,280**	1,881,012
January 22, 2001 to January 22, 2011	16.8400	**826,866**	6,083,120
May 26, 2001 to April 17, 2011	10.3000	**177,320**	2,218,600
July 16, 2002 to July 16, 2011	9.1600	**282,840**	41,160
October 15, 2002 to October 15, 2011	8.6400	**172,000**	–
April 11, 2003 to April 11, 2012	7.9150	**145,000**	–
September 27, 2001 to September 7, 2011	6.8150	–	3,600,000
April 29, 2003 to April 29, 2012	9.9500	–	5,600,000
June 19, 2002 to May 21, 2012	10.0900	**179,000**	100,000
November 13, 2003 to November 12, 2012	6.1500	**40,000**	180,000
July 25, 2004 to July 23, 2013	4.3500	**8,158,009**	16,130,335
September 16, 2004 to September 14, 2013	4.9000	**1,000,000**	–
February 8, 2006 to February 7, 2009	4.4750	**3,325,000**	–
		17,982,980	37,925,825

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

b. Share award schemes of the Company

In 2002, the Company established two employee share incentive award schemes under which awards of shares may be granted to employees of participating subsidiaries. Directors of the Company are not eligible to participate in either scheme. On June 10, 2002, the Company approved the establishment of the Purchase Scheme under which selected employees are awarded shares purchased in the market. On November 12, 2002, the Company approved the establishment of the Subscription Scheme under which selected employees are awarded newly issued shares. The purpose of both the Purchase Scheme and the Subscription Scheme is to recognize the contributions of certain employees of the Group, to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. Under both schemes, following the making of an award to an employee, the relevant shares are held on trust for that employee and then vest over a period of time provided that the employee remains an employee of the Group at the relevant time and satisfies any other conditions specified at the time the award is made. The maximum aggregate number of shares that can be awarded under the two schemes is limited to 1% of the issued share capital of the Company (excluding shares that have already been transferred to employees on vesting).

A summary of movements in shares held under the share award schemes during the year is as follows:

	Number of shares	
	2005	2004
Beginning of year	**3,692,400**	5,771,000
Awards of vested shares to employees	**(3,692,400)**	(2,078,600)
End of year	**–**	3,692,400

In HK$ million	**2005**	2004
Fair value of shares held as at December 31	**N/A**	18
Fair value of shares awarded to employees during the year	**18**	10
Amounts recognized in the consolidated balance sheet as prepaid expenses	**–**	7
Amounts recognized in the consolidated income statement as staff costs	**7**	10

The fair value of shares under the Subscription Scheme at the measurement date is measured by the quoted market price of the shares at grant date.

c. Shares granted by principal shareholder of the Company

Pursuant to an agreement made between the Chairman and a director in 2002, 387,600 shares of the Company were transferred by the Chairman personally to that director in April 2004, being the second of three annual installments of a total of 1,162,800 shares the Chairman agreed to transfer to that director. The transfer of the third (last) annual installment of 387,600 shares in April 2005 did not proceed as the director concerned resigned from the Company in September 2004. In addition, pursuant to another agreement made between the Chairman and another director in 2003, 2,161,000 shares (2004: 2,161,000 shares) of the Company were transferred by the Chairman personally to that director in July 2005, being the second of three annual installments of a total of 6,483,000 shares the Chairman agreed to transfer to that director. No new shares were issued by the Company.

The fair value of shares granted by principal shareholder is measured by the quoted market price of the shares at grant date.

d. Employees' rights to invest in shares of JALECO

In August 2000, the Group established an incentive scheme under which certain employees of the Group were granted options to acquire equity interests in JALECO. The exercise price of the options to the employees was set at a price not less than the fair value of the shares at the time of issue. Shares of JALECO have been trading below the cost of the options since the first exercise date. As at December 31, 2003 and up to November 8, 2004, a total number of 4,021,000 shares of JALECO were held by the incentive scheme which was operated under a limited partnership arrangement and no options were exercised by the employees. On November 8, 2004, the limited partnership was dissolved and the 4,021,000 shares of JALECO were transferred to Pacific Century CyberWorks Japan Limited, a wholly-owned subsidiary of the Company. These shares formed a part of the Group's 79.72% interest in JALECO and were disposed of by the Group in August 2005 as set out in note 1(e).

(Amount expressed in Hong Kong dollars unless otherwise stated)

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

e. Share option schemes of PCPD

PCPD approved and adopted a share option scheme on March 17, 2003 (the "2003 PCPD Scheme"), which was valid for 10 years after the date of adoption. In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the "2005 PCPD Scheme") at PCPD's annual general meeting held on May 13, 2005. The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 PCPD Scheme following its termination, but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination.

Under the 2005 PCPD Scheme, the board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme. The exercise price of the options under the 2005 PCPD Scheme is determined by the board of directors of PCPD in its absolute discretion but in any event shall not be less than the highest of (i) the closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange on the date of grant; (ii) the average closing price of the shares of PCPD as stated in the daily quotations sheet of the Stock Exchange for the five days last preceding the date of grant on which days it has been possible to trade shares on the Stock Exchange; and (iii) the nominal value of the share of PCPD on the date of grant. The overall limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2005 PCPD Scheme and other share option schemes of PCPD must not exceed 30% of the shares in issue from time to time. In addition, the maximum number of shares of PCPD in respect of which options may be granted under the 2005 PCPD Scheme shall not (when aggregated with any shares subject to any grants made after May 23, 2005 pursuant to any other share option schemes of PCPD) exceed 10% of the issued share capital of PCPD on May 23, 2005 (or some other date if renewal of this limit is approved by shareholders).

No share options have been granted under the 2005 PCPD Scheme during the year ended December 31, 2005 and no share options were outstanding at December 31, 2005 under such scheme.

Details of share options granted by PCPD pursuant to the 2003 PCPD Scheme and the share options outstanding, are as follows:

i. Movements in the number of share options outstanding and their related weighted average exercise prices

	2005		2004	
	Weighted average exercise price HK$	**Number of options**	Weighted average exercise price HK$	Number of options
Beginning of year	**2.375**	**10,000,000**	N/A	–
Issued *(note iii)*	**N/A**	**–**	2.375	10,000,000
End of year *(note ii)*	**2.375**	**10,000,000**	2.375	10,000,000
Exercisable at end of year	**2.375**	**10,000,000**	2.375	10,000,000

ii. Terms of unexpired and unexercised share options at balance sheet date

				Number of options	
Date of grant	Vesting period	Exercise period	Exercise price HK$	**2005**	2004
December 20, 2004	December 20, 2004	December 20, 2004 to December 19, 2014	2.375	**10,000,000**	10,000,000
				10,000,000	10,000,000

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

e. Share option schemes of PCPD *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date *(continued)*

The options outstanding at December 31, 2005 had an exercise price of HK$2.375 (2004: HK$2.375) and a weighted average remaining contractual life of 9 years (2004: 10 years).

iii. Details of share options granted during the year

			2005		2004	
Vesting period	Exercise period	Exercise price HK$	**Consideration received HK$**	**Number of options**	Consideration received HK$	Number of options
December 20, 2004	December 20, 2004 to December 19, 2014	2.375	–	–	2	10,000,000
			–	–	2	10,000,000

The fair value of share options granted during 2004 was determined using the trinomial option pricing model. The weighted average fair value of share options granted and the respective weighted average inputs and assumptions to the model were as follows:

	2004
Fair value at measurement date	HK$1.29
Share price	HK$2.375
Exercise price	HK$2.375
Expected volatility	50%
Expected option life (in years)	10 years
Expected dividends	N/A
Risk-free interest rate	3.95%

As the share options were vested before January 1, 2005, there was no expenses recognized in the consolidated income statement.

f. Share option schemes of SUNDAY

On March 1, 2000, the shareholders of SUNDAY approved and adopted a share option scheme (the "2000 SUNDAY Scheme"). Subject to any earlier termination by SUNDAY in a general meeting of shareholders, the 2000 SUNDAY Scheme will remain in force for 10 years from its adoption date.

On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the "2002 SUNDAY Scheme") and the termination of the 2000 SUNDAY Scheme. Upon the termination of the 2000 SUNDAY Scheme, no further options will be granted thereunder but the provisions of the 2000 SUNDAY Scheme will remain in full force and effect in respect of the existing options granted.

Under the 2002 SUNDAY Scheme, the board of directors of SUNDAY may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to SUNDAY and its subsidiaries (the "SUNDAY Group") or a company in which the SUNDAY Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Listing Rules.

The exercise price for any particular option under the 2002 SUNDAY Scheme will be determined by the board of directors of SUNDAY but will be not less than the highest of: (i) the closing price of shares of SUNDAY on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share of SUNDAY for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the 2000 SUNDAY Scheme and the 2002 SUNDAY Scheme must not, in aggregate, exceed 30% of the shares of SUNDAY in issue.

(Amount expressed in Hong Kong dollars unless otherwise stated)

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

f. Share option schemes of SUNDAY *(continued)*

The total number of shares available for issue under options which may be granted under the 2002 SUNDAY Scheme (excluding those options that have been granted by SUNDAY prior to the date of approval of the 2002 SUNDAY Scheme) must not, in aggregate, exceed 10% of the issued share capital of SUNDAY as at the date of approval of the 2002 SUNDAY Scheme ("Scheme Mandate Limit"). The Scheme Mandate Limit may be refreshed by shareholders of SUNDAY in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10% of the issued share capital of SUNDAY at the date of approval of refreshment by the shareholders. The board may also seek separate shareholders' approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by SUNDAY before such approval is sought.

No option may be granted under the 2002 SUNDAY Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital of SUNDAY. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

No share options have been granted or exercised under the 2002 SUNDAY Scheme during the year ended December 31, 2005 (2004: Nil). All outstanding share options granted by SUNDAY under the 2000 SUNDAY Scheme had either been cancelled or had lapsed under the terms of the 2000 SUNDAY Scheme by August 9, 2005, being one month after the date on which the unconditional mandatory general cash offer made by PCCW Mobile became unconditional.

Details of share options granted by SUNDAY pursuant to the 2000 SUNDAY Scheme and the share options outstanding, are as follows:

i. Movements in the number of share options outstanding and their related weighted average exercise prices

	2005		2004	
	Weighted average exercise price HK$	**Number of options**	Weighted average exercise price HK$	Number of options
Beginning of year	**1.97**	**28,630,089**	1.96	30,072,503
Cancelled *(note iii)*	**1.98**	**(26,998,431)**	N/A	–
Lapsed *(note iv)*	**1.84**	**(1,631,658)**	1.76	(1,442,414)
End of year *(note ii)*	**N/A**	**–**	1.97	28,630,089
Exercisable at end of year	**N/A**	**–**	1.97	28,630,089

ii. Terms of unexpired and unexercised share options at balance sheet date

				Number of options	
Date of grant	Vesting period	Exercise period	Exercise price HK$	**2005**	2004
March 23, 2000	March 23, 2001 to March 23, 2003	March 23, 2001 to March 22, 2010	3.05	**–**	13,194,076
May 31, 2000	May 31, 2001 to May 31, 2003	May 31, 2001 to May 30, 2010	1.01	**–**	13,737,971
May 31, 2000	May 31, 2001 to May 31, 2003	May 31, 2001 to May 30, 2010	3.05	**–**	255,844
January 19, 2001	January 19, 2002 to January 19, 2004	January 19, 2002 to January 18, 2011	1.01	**–**	1,442,198
				–	28,630,089

33 EQUITY COMPENSATION BENEFITS *(CONTINUED)*

f. Share option schemes of SUNDAY *(continued)*

ii. Terms of unexpired and unexercised share options at balance sheet date *(continued)*

The exercise prices and the weighted average remaining contractual life of the share options outstanding are as follows:

	2005		2004	
Exercise prices	**Weighted average remaining contractual life (years)**	**Number of options**	Weighted average remaining contractual life (years)	Number of options
HK$ 1.01	**N/A**	**–**	5.48	15,180,169
3.05	**N/A**	**–**	5.23	13,449,920
		–		28,630,089

iii. Details of share options cancelled during the year

		Number of options	
Exercise period	Exercise price HK$	**2005**	2004
March 23, 2001 to March 22, 2010	3.05	**12,632,274**	–
May 31, 2001 to May 30, 2010	1.01	**12,976,337**	–
May 31, 2001 to May 30, 2010	3.05	**155,929**	–
January 19, 2002 to January 18, 2011	1.01	**1,233,891**	–
		26,998,431	–

iv. Details of share options lapsed during the year

		Number of options	
Exercise period	Exercise price HK$	**2005**	2004
March 23, 2001 to March 22, 2010	3.05	**561,802**	488,281
May 31, 2001 to May 30, 2010	1.01	**761,634**	570,281
May 31, 2001 to May 30, 2010	3.05	**99,915**	41,000
January 19, 2002 to January 18, 2011	1.01	**208,307**	342,852
		1,631,658	1,442,414

34 RESERVES/(DEFICIT)

In HK$ million	2005								
	Share premium	Special capital reserve	Employee share-based compen-sation reserve	Property revaluation reserve	Convertible note and bonds reserve	Currency translation reserve	Available-for-sale financial assets reserve	Deficit	Total
THE GROUP									
At January 1, 2005, as previously stated	18	19,980	–	25	–	(44)	–	(28,039)	(8,060)
Prior period adjustments in respect of:									
Employee share-based compensation	11	–	137	–	–	–	–	(148)	–
Restatement of deemed gain on disposal and placement of shares of subsidiaries	–	–	–	–	–	–	–	(52)	(52)
Deferred tax arising from the revaluation of investment properties	–	–	–	97	–	–	–	–	97
Deferral of up-front installation fees	–	–	–	–	–	–	–	(1,005)	(1,005)
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	–	32	32
Restatement of investment properties to property, plant and equipment	–	–	–	8	–	–	–	(3)	5
Financial instruments	–	–	–	–	202	–	–	(122)	80
At January 1, 2005, as restated, before opening balance adjustments	29	19,980	137	130	202	(44)	–	(29,337)	(8,903)
Opening balance adjustments in respect of:									
Financial instruments	–	–	–	–	–	–	–	(438)	(438)
Transfer of property revaluation reserve to deficit	–	–	–	(130)	–	–	–	130	–
At January 1, 2005, as restated, after opening balance adjustments	29	19,980	137	–	202	(44)	–	(29,645)	(9,341)
Exercise of employee share options	21	–	–	–	–	–	–	–	21
Premium arising from exercise of employee share options	14	–	(14)	–	–	–	–	–	–
Employee share-based compensation	–	–	100	–	–	–	–	–	100
Issue of ordinary shares, net of issuing expenses	7,558	–	–	–	–	–	–	–	7,558
Transfer to special capital reserve *(note d)*	–	3,010	–	–	–	–	–	(3,010)	–
Elimination of losses for the period from January 1, 2005 to June 29, 2005 against special capital reserve *(note e)*	–	(496)	–	–	–	–	–	496	–
Redemption of convertible bonds	–	–	–	–	(19)	–	–	19	–
Translation exchange differences	–	–	–	–	–	(11)	–	–	(11)
Profit for the year	–	–	–	–	–	–	–	1,595	1,595
Dividend approved in respect of the previous year	–	–	–	–	–	–	–	(645)	(645)
Dividend declared and paid in respect of the current year *(note f)*	–	(239)	–	–	–	–	–	(198)	(437)
Fair value gains from available-for-sale financial assets	–	–	–	–	–	–	89	–	89
At December 31, 2005	7,622	22,255	223	–	183	(55)	89	(31,388)	(1,071)
Attributable to:									
The Company and subsidiaries	7,622	22,255	223	–	183	(55)	89	(31,811)	(1,494)
Jointly controlled companies	–	–	–	–	–	–	–	54	54
Associates	–	–	–	–	–	–	–	369	369
At December 31, 2005	7,622	22,255	223	–	183	(55)	89	(31,388)	(1,071)

In HK$ million	2005				
	Share premium	Special capital reserve	Employee share-based compen-sation reserve	Retained profit	Total
THE COMPANY					
At January 1, 2005, as previously stated	18	19,980	–	675	20,673
Prior period adjustment in respect of:					
Employee share-based compensation	11	–	137	–	148
At January 1, 2005, as restated, before opening balance adjustment	29	19,980	137	675	20,821
Opening balance adjustment in respect of:					
Financial instruments	–	–	–	47	47
At January 1, 2005, as restated, after opening balance adjustment	29	19,980	137	722	20,868
Exercise of employee share options	35	–	(14)	–	21
Issue of ordinary shares, net of issuing expenses	7,558	–	–	–	7,558
Transfer to special capital reserve *(note d)*	–	3,010	–	(3,010)	–
Elimination of losses for the period from January 1, 2005 to June 29, 2005 against special capital reserve *(note e)*	–	(496)	–	496	–
Employee share-based compensation	–	–	100	–	100
Dividend approved in respect of the previous year	–	–	–	(645)	(645)
Profit for the year	–	–	–	2,809	2,809
Dividend declared and paid in respect of the current year *(note f)*	–	(239)	–	(198)	(437)
At December 31, 2005	7,622	22,255	223	174	30,274

34 RESERVES/(DEFICIT) *(CONTINUED)*

In HK$ million	2004							
	Share premium	Special capital reserve	Employee share-based compen-sation reserve	Property revaluation reserve	Convertible note and bonds reserve	Currency translation reserve	Deficit	Total
THE GROUP								
At January 1, 2004, as previously stated	173,460	–	–	305	–	(97)	(182,850)	(9,182)
Prior period adjustments in respect of:								
Employee share-based compensation	11	–	44	–	–	–	(55)	–
Deferred tax arising from the revaluation of investment properties	–	–	–	106	–	–	–	106
Deferral of up-front installation fees	–	–	–	–	–	–	(1,093)	(1,093)
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	25	25
Restatement of investment properties to property, plant and equipment	–	–	–	24	–	–	(3)	21
Financial instruments	–	–	–	–	202	–	(90)	112
At January 1, 2004, as restated	173,471	–	44	435	202	(97)	(184,066)	(10,011)
Prior period adjustments in respect of:								
Employee share-based compensation	–	–	93	–	–	–	–	93
Deferred tax arising from the revaluation of investment properties	–	–	–	(9)	–	–	–	(9)
Restatement of investment properties to property, plant and equipment	–	–	–	(16)	–	–	–	(16)
Exercise of employee share options	22	–	–	–	–	–	–	22
Elimination of accumulated deficit as at June 30, 2004 against share premium account *(note a)*	(152,932)	–	–	–	–	–	152,932	–
Transfer to special capital reserve *(note a)*	(20,532)	20,532	–	–	–	–	–	–
Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve *(note c)*	–	14	–	–	–	–	(14)	–
Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve *(note b)*	–	(566)	–	–	–	–	566	–
Deficit on revaluation of investment properties, net of deferred taxation	–	–	–	(26)	–	–	–	(26)
Valuation adjustment	–	–	–	(254)	–	–	–	(254)
Translation exchange differences	–	–	–	–	–	53	–	53
Realization of negative goodwill on disposal of interest in subsidiaries	–	–	–	–	–	–	(16)	(16)
Profit for the year, as previously stated	–	–	–	–	–	–	1,638	1,638
Prior period adjustments in respect of:								
Employee share-based compensation	–	–	–	–	–	–	(93)	(93)
Restatement of deemed gain on disposal and placement of shares of subsidiaries	–	–	–	–	–	–	(52)	(52)
Deferral of up-front installation fees	–	–	–	–	–	–	88	88
Interests in leasehold land held for own use under operating leases	–	–	–	–	–	–	7	7
Financial instruments	–	–	–	–	–	–	(32)	(32)
Profit for the year, as restated	–	–	–	–	–	–	1,556	1,556
Dividend declared and paid in respect of the current year	–	–	–	–	–	–	(295)	(295)
At December 31, 2004, as restated	29	19,980	137	130	202	(44)	(29,337)	(8,903)
Attributable to:								
The Company and subsidiaries	29	19,980	137	130	202	(44)	(29,639)	(9,205)
Jointly controlled companies	–	–	–	–	–	–	53	53
Associates	–	–	–	–	–	–	249	249
At December 31, 2004, as restated	29	19,980	137	130	202	(44)	(29,337)	(8,903)

34 RESERVES/(DEFICIT) *(CONTINUED)*

In HK$ million	2004				
	Share premium	Special capital reserve	Employee share-based compen-sation reserve	(Deficit)/ Retained profit	Total
THE COMPANY					
At January 1, 2004, as previously stated	173,460	–	–	(151,966)	21,494
Prior period adjustment in respect of:					
Employee share-based compensation	11	–	44	–	55
At January 1, 2004, as restated	173,471	–	44	(151,966)	21,549
Exercise of employee share options	22	–	–	–	22
Elimination of accumulated deficit as at June 30, 2004 against share premium account *(note a)*	(152,932)	–	–	152,932	–
Transfer to special capital reserve *(note a)*	(20,532)	20,532	–	–	–
Reversal of excess provision for impairment loss as at June 30, 2004 to special capital reserve *(note c)*	–	14	–	(14)	–
Elimination of losses for the period from July 1, 2004 to December 30, 2004 against special capital reserve *(note b)*	–	(566)	–	566	–
Prior period adjustments in respect of:					
Employee share-based compensation	–	–	93	–	93
Loss for the year	–	–	–	(548)	(548)
Dividend declared and paid in respect of the current year	–	–	–	(295)	(295)
At December 31, 2004, as restated	29	19,980	137	675	20,821

a. Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court of Hong Kong (the "High Court") made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the "Capital Reduction").

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:–

i. the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company's issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(Amount expressed in Hong Kong dollars unless otherwise stated)

34 RESERVES/(DEFICIT) *(CONTINUED)*

ii. an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company's investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

iii. upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited ("SCB") in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

Subsequent to the balance sheet date, the above undertaking was released as permitted by an order made by the High Court on January 10, 2006, details of which are set out in note 45(a).

b. Pursuant to resolutions of the Board of the Company passed on September 29, 2004 and December 30, 2004, losses for the periods from July 1, 2004 to September 29, 2004 and from September 30, 2004 to December 30, 2004 in the amount of HK$284,227,183 and HK$281,932,052 respectively was eliminated against the special capital reserve by the Company.

c. In 2004, a subsidiary of the Company, against which provision for impairment loss for diminution in value had been made in prior years, was liquidated. The amount realized from the liquidation exceeded the written down value by HK$13,681,249. In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to credit such amount to the special capital reserve.

d. During the year, dividend income of HK$3,011,014,502 from an indirect wholly-owned subsidiary of the Company was received. In accordance with the undertaking given by the Company to the High Court, as summarized in note (a) above, the Company is required to transfer such amount to the special capital reserve.

e. Pursuant to resolutions of the Board of the Company passed on June 29, 2005, losses for the period from January 1, 2005 to June 29, 2005 in the amount of HK$496,480,940 was eliminated against the special capital reserve by the Company.

f. An interim dividend for the year ended December 31, 2005 of HK$436,942,407 was paid to the shareholders on October 4, 2005. Pursuant to that part of the undertaking set out in note (a)(iii) above, as a result of the issue of guarantee by SCB on September 30, 2005 and after deduction of the fees and expenses amounting to HK$19,372,284, a sum of HK$239,142,407 was transferred from the special capital reserve for the payment of the dividend and the balance of HK$197,800,000 was paid out of the retained profit of the Company.

35 DEFERRED TAXATION

a. Movement in deferred tax liabilities/(assets) during the year is as follows:

In HK$ million	2005							
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Derivative financial instruments	Others	Total
THE GROUP								
Beginning of year, as previously stated	1,554	460	317	325	–	–	(81)	2,575
Prior period adjustment arising from adoption of new and revised HKFRSs	–	–	–	(88)	(213)	–	–	(301)
Opening balances, as restated	1,554	460	317	237	(213)	–	(81)	2,274
Opening balance adjustment arising from adoption of new and revised HKFRSs	–	–	–	–	–	(53)	–	(53)
	1,554	460	317	237	(213)	(53)	(81)	2,221
Charged/(Credited) to consolidated income statement *(note 13)*	118	(66)	(93)	(171)	47	53	28	(84)
Reclassification of deferred tax assets previously provided	(41)	–	–	75	–	–	–	34
Exchange differences	3	–	–	3	–	–	–	6
End of year	1,634	394	224	144	(166)	–	(53)	2,177

In HK$ million	2004						
	Accelerated tax depreciation	Valuation adjustment resulting from acquisition of subsidiaries	Leasing partnership	Revaluation of properties	Deferred installation revenue	Others	Total
THE GROUP							
Beginning of year, as previously stated	1,725	490	469	471	–	(129)	3,026
Prior period adjustment arising from adoption of new and revised HKFRSs	–	–	–	(106)	(232)	–	(338)
Opening balances, as restated	1,725	490	469	365	(232)	(129)	2,688
(Credited)/Charged to consolidated income statement *(note 13)*	(171)	(30)	(152)	42	19	52	(240)
Credited to property revaluation reserve	–	–	–	(170)	–	–	(170)
Exchange differences	–	–	–	–	–	(4)	(4)
End of year	1,554	460	317	237	(213)	(81)	2,274

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Net deferred tax assets recognized in the consolidated balance sheet	**(4)**	(38)
Net deferred tax liabilities recognized in the consolidated balance sheet	**2,181**	2,312
	2,177	2,274

35 DEFERRED TAXATION *(CONTINUED)*

b. Deferred income tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through utilization against future taxable profits is probable. The Group has unutilized estimated tax losses for which no deferred tax assets have been recognized of HK$19,376 million (2004: HK$14,846 million) to carry forward for deduction against future taxable income. Estimated tax losses of HK$179 million (2004: HK$1,916 million) and HK$214 million (2004: HK$125 million) will expire within 1-5 years and after 5 year from December 31, 2005 respectively. The remaining portion of the tax losses, mainly relating to Hong Kong companies, can be carried forward indefinitely.

36 3G LICENCE FEE LIABILITY

On October 22, 2001, SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of SUNDAY, was granted a 3G licence in accordance with the provisions of the Telecommunications Ordinance, Chapter 106 of the Laws of Hong Kong. The 3G licence will be valid for 15 years from the date of grant to October 21, 2016, and requires SUNDAY to establish, maintain and use equipment for the 3G telecommunications network and to provide 3G services in Hong Kong. Pursuant to the terms of the 3G licence, prescribed minimum annual fees is payable to the Office of the Telecommunications Authority in arrears for each of the remaining 10 years from 2007 to 2016. The aggregate of such fees are HK$1,056,838,000.

As set out in note 44, the Group, through PCCW Mobile, acquired approximately 59.87% of the interest in SUNDAY on June 22, 2005. Accordingly, the 3G licence and the 3G licence fee liability were acquired and were recorded at fair values at acquisition date of approximately HK$101 million and HK$529 million respectively.

As at December 31, 2005, the Group's 3G licence fee liability, representing the discounted value of the remaining minimum annual fees payable from 2007 to 2016, is repayable as follows:

In HK$ million	The Group					
	2005			2004		
	Present value of the minimum annual fees	**Interest expense relating to future periods**	**Total minimum annual fees**	Present value of the minimum annual fees	Interest expense relating to future periods	Total minimum annual fees
Repayable within a period						
– over one year, but not exceeding two years	**49**	**11**	**60**	–	–	–
– over two years, but not exceeding five years	**161**	**80**	**241**	–	–	–
– over five years	**321**	**435**	**756**	–	–	–
	531	**526**	**1,057**	–	–	–

37 AMOUNTS DUE FROM/(TO) SUBSIDIARIES

During the year, the Company entered into transactions with certain subsidiaries in the ordinary course of business. Details of the amounts due from and due to subsidiaries are as follows:

a. Amounts due from subsidiaries

In HK$ million	The Company	
	2005	2004 (Restated) *(Note 46)*
Current assets *(note i)*		
Amounts due from subsidiaries	**95,320**	85,657
Less: Provision for impairment	**(19,281)**	(19,287)
	76,039	66,370
Non-current assets		
Convertible notes due from a subsidiary *(note ii)*	–	3,621

37 AMOUNTS DUE FROM/(TO) SUBSIDIARIES *(CONTINUED)*

a. Amounts due from subsidiaries *(continued)*

i. As at December 31, 2005, amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand. As at December 31, 2004, certain subsidiaries had borrowings from the Company of HK$54 million, which were bearing interest at commercial rates throughout the terms of the borrowings.

As at December 31, 2005, the Group has financed the operations of certain of its PRC joint ventures accounted for as subsidiaries in the form of shareholder's loans amounting to approximately US$199 million (2004: US$198 million) which have not been registered with the State Administration of Foreign Exchange. As a result, remittances in foreign currency of these amounts outside the PRC may be restricted.

ii. On February 24, 2005, the Company elected to convert Tranche A Convertible Note due 2011 with the principal amount of HK$1,170 million, which was issued by PCPD to the Company on May 10, 2004, details of which are set out in note 1(b). In addition, on June 29, 2005, the Company transferred Tranche B Convertible Note due 2014 with the principal amount of HK$2,420 million, which was also issued by PCPD to the Company on May 10, 2004, at a fair value of HK$1,919 million to a wholly-owned subsidiary of the Company.

As at December 31, 2004, included in convertible notes due from a subsidiary were HK$1,170 million Tranche A Convertible Note due 2011 which was non-interest bearing and HK$2,451 million Tranche B Convertible Note due 2014 which was bearing interest at 1% per annum.

b. Amounts due to subsidiaries

In HK$ million	The Company	
	2005	2004 (Restated) *(Note 46)*
Current liabilities		
Amounts due to subsidiaries	**(67,508)**	–
Non-current liabilities		
Amounts due to subsidiaries	–	(67,508)

As at December 31, 2005, amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand. As at December 31, 2004, certain subsidiaries had borrowings to the Company of HK$4,966 million, which were bearing interest at commercial rates throughout the terms of the borrowings.

38 NET LEASE PAYMENTS RECEIVABLE

A company within the Group is a limited partner in a number of limited partnerships, which own and lease assets to third parties.

In HK$ million	The Group	
	2005	2004
The net investment in relation to these finance leases comprises:		
Net lease payments receivable	**264**	377
Less: Current portion of net lease payments receivable (included in "Prepayments, deposits and other current assets" in the consolidated balance sheet)	**(61)**	(90)
	203	287

Non-recourse finance of HK$876 million (2004: HK$1,573 million) has been offset against net rentals receivable in arriving at the above net investment in finance leases.

39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

a. Reconciliation of profit before taxation to net cash inflow from operating activities

In HK$ million	The Group	
	2005	2004 (Restated) *(Note 46)*
Profit before taxation	**2,970**	2,575
Adjustment for:		
Impairment losses on interests in jointly controlled companies and associates	**4**	16
Employee share-based compensation	**100**	93
Provision for inventory obsolescence	**17**	9
Interest income	**(533)**	(57)
Interest expense	**2,048**	1,884
Finance charges	**186**	124
Depreciation of property, plant and equipment	**2,543**	2,357
Net unrealized holding losses on other investments	**–**	25
Net unrealized gains on financial assets at fair value through profit or loss	**(73)**	–
Realized losses/(gains) on disposal of interests in jointly controlled companies and associates	**4**	(3)
Realized gains on disposal of financial assets at fair value through profit or loss	**(8)**	–
Realized gains on disposal of investment securities	**–**	(19)
Realized gains on disposal of available-for-sale financial assets	**(90)**	–
Gain on deemed disposal of interest in subsidiaries	**–**	(59)
Gain on disposal of interests in subsidiaries, net of expenses	**(170)**	(524)
Net realized and unrealized fair value gains on derivative financial instruments	**(319)**	–
Fair value gains on investment properties	**(2)**	–
Provision for impairment of investments	**18**	187
Provision for impairment of property, plant and equipment	**50**	29
Provision for impairment of other non-current assets	**2**	11
Provision for rental guarantee	**41**	–
Gain on disposal of property, plant and equipment, investment properties and interests in leasehold land held for own use under operating leases	**(24)**	(56)
Impairment loss for doubtful debts	**137**	45
Dividend income	**(10)**	(11)
Amortization of intangible assets	**135**	97
Amortization of goodwill	**–**	63
Amortization of land lease premium	**16**	15
Amortization of business development costs	**–**	3
Amortization of premium received from equity options	**–**	(5)
Amortization of up-front installation fees	**(243)**	(234)
Impairment loss on investment in unconsolidated subsidiaries held for sale	**6**	–
Share of results of jointly controlled companies and associates	**(121)**	(147)
Exchange gains	**(195)**	–
OPERATING PROFIT BEFORE CHANGES IN WORKING CAPITAL	**6,489**	6,418
Decrease/(Increase) in operating assets		
– properties under development	**(836)**	(2,480)
– inventories	**(77)**	58
– accounts receivable, net	**(477)**	(113)
– prepayments, deposits and other current assets	**111**	72
– sales proceeds held in stakeholders' accounts	**125**	(2,016)
– restricted cash	**(687)**	1,797
– amounts due from related companies	**(56)**	94
– amounts due from jointly controlled companies and associates	**(8)**	–
– other non-current assets	**22**	–
Increase/(Decrease) in operating liabilities		
– accruals, accounts payable, provisions, other payables and deferred income	**121**	2,499
– gross amount due to customers for contract work	**6**	5
– amounts due to related companies	**(150)**	(49)
– other long-term liabilities	**(20)**	–
– advances from customers	**940**	10
CASH GENERATED FROM OPERATIONS	**5,503**	6,295
Interest received	**543**	41
Tax paid		
– Hong Kong profits tax paid	**(1,404)**	(1,233)
– overseas tax paid	**(3)**	–
NET CASH INFLOW FROM OPERATING ACTIVITIES	**4,639**	5,103

39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

b. Acquisition of subsidiaries

In HK$ million	The Group	
	2005	2004
Net assets acquired:		
Property, plant and equipment	**1,276**	–
Intangible assets	**183**	5
Investment in unconsolidated subsidiaries	**–**	55
Inventories	**13**	–
Trade receivables, deposits, prepayments and other receivables	**200**	70
Restricted cash, cash and cash equivalents	**113**	–
Trade payables, other payables and accrued charges	**(379)**	–
Long-term loans	**(850)**	–
3G licence fee liability	**(529)**	–
Minority interests	**(11)**	–
	16	130
Goodwill on acquisition	**1,148**	89
	1,164	219
Satisfied by:		
Interest in certain subsidiaries	**–**	209
Cash from internal resources	**1,164**	10
	1,164	219
Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries:		
Cash	**(1,164)**	(10)
Cash and cash equivalents acquired	**112**	–
Net cash outflow in respect of acquisition of subsidiaries	**(1,052)**	(10)

39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

c. Disposal of subsidiaries

In HK$ million	The Group	
	2005	2004
Net assets disposed of:		
Property, plant and equipment	**1**	–
Inventories	**9**	–
Accounts receivables, prepayments, deposits and other assets	**4**	–
Cash and bank balances	**277**	–
Accounts payables, accruals and other payables	**(15)**	–
Minority interests	**(58)**	–
	218	–
Gain on disposal of subsidiaries	**170**	–
	388	–
Satisfied by:		
Cash	**388**	–
	388	–
Analysis of the net inflow of cash and cash equivalents in respect of the disposal of subsidiaries:		
Cash	**388**	–
Cash and bank balances disposed of	**(277)**	–
Net cash inflow in respect of disposal of subsidiaries	**111**	–

d. Analysis of cash and cash equivalents

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Cash and bank balances	**11,317**	4,413	**4,980**	287
Bank loans and overdrafts	**(46)**	(15)	**–**	–
Restricted cash	**(1,592)**	(904)	**–**	–
Cash and cash equivalents as at December 31	**9,679**	3,494	**4,980**	287

The carrying amounts of cash and cash equivalents in the balance sheets are denominated in the following currencies:

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Hong Kong Dollars	**3,938**	2,769	**126**	36
United States Dollars	**5,531**	441	**4,854**	251
Chinese Renminbi	**200**	–	**–**	–
Sterling Pound	**10**	–	**–**	–
Japanese Yen	**–**	284	**–**	–
	9,679	3,494	**4,980**	287

39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

e. Major non-cash transaction

During the year, the Group acquired an IRU from the Reach Group which was settled in part by way of set-off against the Shareholder Loan of approximately US$155 million plus interest of US$2 million. Details of this transaction are set out in note 1(c).

40 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, and market (including foreign currency and interest rate) risks arises in the normal course of the Group's business. Exposures to these risks are controlled by the Group's financial management policies and practices described below.

a. Credit risk

The Group's credit risk is primarily attributable to trade and other receivables, investments, over-the-counter derivative transactions and cash transactions entered into for risk management purposes. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

The normal credit period granted by the Group ranges up to 30 days from the date of invoice. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

Investments, derivative and cash transactions are executed with counterparties with sound credit ratings. Given their high credit ratings, the Group does not expect any investment counterparty to fail to meet its obligations. Moreover, credit limits were set for individual counterparties and periodic reviews were conducted to ensure that the limits are strictly followed.

The Group does not have a significant exposure to any individual debtors or counterparties.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet. Except for the guarantees given by the Group as disclosed in note 42, the Group does not provide any other guarantees which would expose the Group to credit risk.

b. Liquidity risk

The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realizable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

c. Market risk

Market risk composed of foreign currency exposure and interest rate exposure deriving from the Group's operation and funding activities. As a matter of policy, the Group enters into currency forwards, interest rate and currency swaps, forward rate agreements, options and other financial instruments to manage its exposure and reduce the market risk that is directly related to the Group's operations and financing. The Group does not undertake any speculative trading activities in connection with these financial instruments or enter into or acquire market risk sensitive instruments for trading purposes.

The Finance and Management Committee, a subcommittee of the Executive Committee of the Board, determines the appropriate risk management activities with the aim of prudently managing the market risk associated with transactions entered into in the normal course of the business.

All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis. Early termination and amendments to the terms of the transaction would typically occur when there are changes in the underlying assets or liabilities or in the risk management strategy of the Group.

In the normal course of business, the Group used the above-mentioned financial instruments to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries.

As at 31 December 2005, all of the Group's foreign currency denominated long-term liabilities are either: (i) swapped into Hong Kong dollar by cross-currency swaps or (ii) hedged into Hong Kong dollar by currency forward contracts. In terms of interest rate exposure, most of the long-term liabilities are in fixed rate basis and will not be affected by future Hong Kong dollar interest rate fluctuations.

40 FINANCIAL INSTRUMENTS *(CONTINUED)*

d. Effective interest rates

The following table summarizes the carrying amounts, maturity and contract terms of income-earning financial assets and interest-bearing financial liabilities at the balance sheet date.

In HK$ million, except for %	The Group					
	2005			2004		
	1 year or less	Over 5 years	Total	1 year or less	1-5 years	Total
Assets						
Cash and cash equivalent						
Fixed rate, HK$	**3,938**	–	**3,938**	2,769	–	2,769
Average interests rate (%)	***3.70%***		***3.70%***	*0.17%*		*0.17%*
Fixed rate, US$	**5,531**	–	**5,531**	441	–	441
Average interests rate (%)	***4.25%***		***4.25%***	*2.17%*		*2.17%*
Fixed rate, RMB	**200**	–	**200**	–	–	–
Average interests rate (%)	***1.18%***		***1.18%***			
Fixed rate, GBP	**10**	–	**10**	–	–	–
Average interests rate (%)	***4.47%***		***4.47%***			
Fixed rate, JPY	–	–	–	284	–	284
Average interests rate (%)				*0.88%*		*0.88%*
	9,679	–	**9,679**	3,494	–	3,494
Derivative financial instruments						
– Cross currency swaps						
Receive fixed US$, pay floating HK$						
Carrying amounts *(note i)*	–	–	–	–	71	71
Notional amounts	–	–	–	–	7,457	7,457
Average receive rate (%)					*6.90%*	*6.90%*
Average pay rate (%)					*4.12%*	*4.12%*
Receive fixed US$, pay fixed HK$						
Carrying amounts *(note i)*	–	**42**	**42**	–	–	–
Notional amounts	–	**11,357**	**11,357**	–	–	–
Average receive rate (%)		***6.33%***	***6.33%***			
Average pay rate (%)		***6.05%***	***6.05%***			
Receive fixed JPY, pay floating US$						
Carrying amounts *(note i)*	–	–	–	–	391	391
Notional amounts	–	–	–	–	1,950	1,950
Average receive rate (%)					*3.65%*	*3.65%*
Average pay rate (%)					*5.27%*	*5.27%*
Carrying amounts *(note i)*	–	**42**	**42**	–	462	462
Notional amounts	–	**11,357**	**11,357**	–	9,407	9,407

d. Effective interest rates *(continued)*

In HK$ million, except for %	The Group							
	2005				2004			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Liabilities								
Short-term borrowings								
Floating rate, HK$	(6,500)	–	–	(6,500)	–	–	–	–
Average interest rate (%)	*4.38%*			*4.38%*				
Fixed rate, US$	–	–	–	–	(8,998)	–	–	(8,998)
Average interest rate (%)					*6.49%*			*6.49%*
Others	–	–	–	–	(14)	–	–	(14)
Average interest rate (%)					*2.95%*			*2.95%*
	(6,500)	–	–	(6,500)	(9,012)	–	–	(9,012)
Long-term liabilities								
Fixed rate, US$	–	(3,972)	(18,885)	(22,857)	–	(3,317)	(15,213)	(18,530)
Average interest rate (%)		*5.30%*	*7.01%*	*6.72%*		*5.30%*	*7.46%*	*7.07%*
Fixed rate, JPY	–	–	–	–	–	–	(1,950)	(1,950)
Average interest rate (%)							*3.65%*	*3.65%*
	–	(3,972)	(18,885)	(22,857)	–	(3,317)	(17,163)	(20,480)
Derivative financial instruments								
– Cross currency swaps								
Receive floating US$, pay floating HK$								
Carrying amounts *(note i)*	–	–	–	–	(7)	(6)	–	(13)
Notional amounts	–	–	–	–	1,950	1,950	–	3,900
Average receive rate (%)					*5.27%*	*5.27%*		*5.27%*
Average pay rate (%)					*2.97%*	*3.44%*		*3.21%*
Receive fixed US$, pay fixed HK$								
Carrying amounts *(note i)*	–	(15)	(47)	(62)	(254)	(209)	(125)	(588)
Notional amounts	–	3,510	3,900	7,410	12,090	7,800	11,700	31,590
Average receive rate (%)		*1.00%*	*8.00%*	*4.68%*	*2.77%*	*8.00%*	*7.33%*	*5.75%*
Average pay rate (%)		*0.59%*	*7.70%*	*4.33%*	*2.77%*	*7.59%*	*6.46%*	*5.33%*
Receive fixed US$, receive fixed HK$								
Carrying amounts *(note i)*	–	–	–	–	–	(50)	–	(50)
Notional amounts	–	–	–	–	–	3,510	–	3,510
Average receive rate (%)						*1.00%*		*1.00%*
Average receive rate (%)						*0.50%*		*0.50%*
Carrying amounts *(note i)*	–	(15)	(47)	(62)	(261)	(265)	(125)	(651)
Notional amounts	–	3,510	3,900	7,410	14,040	13,260	11,700	39,000

40 FINANCIAL INSTRUMENTS *(CONTINUED)*

d. Effective interest rates *(continued)*

In HK$ million, except for %	The Company					
	2005			2004		
	1 year or less	1-5 years	Total	1 year or less	1-5 years	Total
Assets						
Cash and cash equivalent						
Fixed rate, HK$	**126**	–	**126**	36	–	36
Average interest rate (%)	***3.65%***		***3.65%***	*0.04%*		*0.04%*
Fixed rate, US$	**4,854**	–	**4,854**	251	–	251
Average interest rate (%)	***4.23%***		***4.23%***	*1.96%*		*1.96%*
	4,980	–	**4,980**	287	–	287
Derivative financial instruments						
– Cross currency swaps						
Receive fixed JPY, pay floating US$						
Carrying amounts *(note i)*	–	–	–	–	391	391
Notional amounts	–	–	–	–	1,950	1,950
Average receive rate (%)					3.65%	3.65%
Average pay rate (%)					5.27%	5.27%
Carrying amounts	–	–	–	–	391	391
Notional amounts	–	–	–	–	1,950	1,950
Liabilities						
Short-term borrowings						
Fixed rate, US$	–	–	–	(461)	–	(461)
Average interest rate (%)				5.00%		5.00%
	–	–	–	(461)	–	(461)
Derivative financial instruments						
– Cross currency swaps						
Receive fixed US$, pay fixed HK$						
Carrying amounts *(note i)*	–	**(15)**	**(15)**	(254)	–	(254)
Notional amounts	–	**3,510**	**3,510**	12,090	–	12,090
Average receive rate (%)		***1.00%***	***1.00%***	*2.77%*		*2.77%*
Average pay rate (%)		***0.59%***	***0.59%***	*2.77%*		*2.77%*
Receive fixed US$, receive fixed HK$						
Carrying amounts *(note i)*	–	–	–	–	(50)	(50)
Notional amounts	–	–	–	–	3,510	3,510
Average receive rate (%)					*1.00%*	*1.00%*
Average receive rate (%)					*0.50%*	*0.50%*
Receive floating US$, pay floating HK$						
Carrying amounts *(note i)*	–	–	–	(7)	(6)	(13)
Notional amounts	–	–	–	1,950	1,950	3,900
Average receive rate (%)				*5.27%*	*5.27%*	*5.27%*
Average pay rate (%)				*2.97%*	*3.44%*	*3.21%*
Carrying amounts *(note i)*	–	**(15)**	**(15)**	(261)	(56)	(317)
Notional amounts	–	**3,510**	**3,510**	14,040	5,460	19,500

i. The carrying amounts of the outstanding cross currency swap contracts represent their fair values at the balance sheet date. In accordance with the transitional provisions in HKAS 39, the balance sheets as at December 31, 2004 were not adjusted to reflect the fair values of the cross currency swap contracts held at that date.

40 FINANCIAL INSTRUMENTS *(CONTINUED)*

e. Fair values

All financial instruments are carried at amounts not materially different from their fair values as at December 31, 2005 and 2004 except as follows:

In HK$ million	Note	2005		2004	
		Carrying amount	**Fair value**	Carrying amount (Restated) *(Note 46)*	Fair value
THE GROUP					
Held-to-maturity investments	i	**18**	**N/A**	31	N/A
Derivative financial instruments					
– current assets					
Cross currency swaps	iii	**42**	**42**	–	462
Interest rate option	iii	**–**	**–**	–	–
Equity swap and equity option	iii	**60**	**60**	–	57
Short-term borrowings	ii	**(6,500)**	**(6,500)**	(10,529)	(10,714)
Derivative financial instruments					
– current liabilities					
Cross currency swaps	iii	**(62)**	**(62)**	–	(651)
Forward foreign exchange contracts	iii	**–**	**–**	–	(5)
Long-term borrowings		**(18,885)**	**(20,084)**	(17,163)	(19,282)
Convertible note and bonds	ii	**(3,972)**	**(3,954)**	(3,730)	(3,936)
THE COMPANY					
Derivative financial instruments					
– current assets					
Cross currency swaps	iii	**–**	**–**	–	391
Short-term borrowings	ii	**–**	**–**	(461)	(467)
Derivative financial instruments					
– current liabilities					
Cross currency swaps	iii	**(15)**	**(15)**	–	(317)
Forward foreign exchange contracts	iii	**–**	**–**	–	(1)

i. Due to the nature of held-to-maturity investments, it is not practicable to estimate their fair value as such exercise would require excessive cost.

ii. Balances as at December 31, 2004 include redemption premium on respective convertible note and bonds.

iii. In accordance with the transitional provisions in HKAS 39, the balance sheets as at December 31, 2004 were not adjusted to reflect the fair value of derivative financial instruments held at that date (see note 4(a)(v)).

40 FINANCIAL INSTRUMENTS *(CONTINUED)*

f. Estimation of fair values

Fair value of financial instruments is estimated as follows:

i. The fair value of financial instruments traded in active markets (such as trading and available-for-sale financial assets, and listed long-term borrowings and convertible note and bonds) is based on quoted market prices at the balance sheet date.

ii. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine the fair value for the remaining financial instruments. The fair value of cross currency swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

iii. The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

41 COMMITMENTS

a. Capital

In HK$ million	The Group	
	2005	2004
Authorized and contracted for	**2,920**	1,909
Authorized but not contracted for	**2,270**	3,077
	5,190	4,986

An analysis of the above capital commitments by nature is as follows:

In HK$ million	The Group	
	2005	2004
Investments	**202**	236
Investment properties	–	85
Property development *(note i)*	**2,835**	3,954
Acquisition of property, plant and equipment	**2,151**	707
Others	**2**	4
	5,190	4,986

i. The capital commitment as disclosed above represented management's best estimate of total construction costs of the Cyberport project, which has been revised from the total construction costs since the Cyberport Project Agreement was entered into on May 17, 2000.

41 COMMITMENTS *(CONTINUED)*

b. Operating leases

As at December 31, 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

Land and buildings

In HK$ million	The Group	
	2005	2004
Within 1 year	**339**	143
After 1 year but within 5 years	**368**	209
After 5 years	**82**	76
	789	428

Equipment

In HK$ million	The Group	
	2005	2004
Within 1 year	**179**	144
After 1 year but within 5 years	**41**	56
After 5 years	**1**	10
	221	210

c. Others

As set out in note 5(c) above, on June 17, 2004, the Company agreed to provide REACH with a revolving working capital loan facility up to US$25 million (approximately HK$195 million). The facility is secured and will be repayable in full by REACH on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at December 31, 2005, none of this working capital loan facility has been drawn down by REACH.

As at December 31, 2005, the Group has other outstanding commitment as follows:

In HK$ million	The Group	
	2005	2004
Purchase of rights to broadcast certain TV content	**811**	586
Purchase commitment on telecommunications services	**300**	–
Operating expenditure commitment	**378**	–
	1,489	586

42 CONTINGENT LIABILITIES

In HK$ million	The Group		The Company	
	2005	2004	**2005**	2004
Performance guarantee	**403**	129	**311**	–
Tender guarantee	**2**	1	**–**	–
Advance payment guarantee	**10**	6	**10**	–
Guarantees given for bonds/notes issued by subsidiaries	**–**	–	**4,034**	12,056
Guarantee in lieu of cash deposit	**5**	5	**2**	–
Staff mortgage loan guarantee	**–**	1	**–**	–
Employee compensation	**6**	3	**6**	3
Guarantee indemnity	**11**	11	**–**	–
Corporate guarantee	**–**	92	**–**	–
	437	248	**4,363**	12,059

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited ("HKT"), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT's failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. ("TTNS"), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$99 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725% per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Chapter 4 of the Laws of Hong Kong. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defence was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defences and therefore no provision has been made.

HKTC is in dispute with Hong Kong's Inland Revenue Department (the "IRD") regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$322 million up to December 31, 2005. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

43 BANKING FACILITIES

Aggregate banking facilities as at December 31, 2005 were HK$11,579 million (2004: HK$11,300 million) of which the unused facilities amounted to HK$5,079 million (2004: HK$11,286 million).

A summary of major borrowings is set out in note 28(a).

Security pledged for certain banking facilities includes:

In HK$ million	The Group	
	2005	2004
Land and buildings	**31**	33
Bank deposit	**10**	15
Investment securities	**21**	19
	62	67

As at December 31, 2005, an indirect subsidiary of the Company has been granted a banking facility amounting to approximately HK$20 million (2004: HK$20 million) from a bank for the purpose of providing guarantee to the Government. Such facility was secured by a bank deposit placed by that indirect subsidiary of the Company from time to time to secure the amount of guarantee issued by the bank. The bank deposit of HK$1 million was included in "Restricted cash" in the consolidated balance sheet as at December 31, 2004, while no guarantee was issued by the bank and no such bank deposit was placed by the subsidiary as at December 31, 2005 (see note 27(b)).

In addition, the bank guarantee issued in favour of the Company in connection with the undertakings as set out in note 34(a)(iii) above was secured by a bank deposit placed by another indirect wholly-owned subsidiary of the Company amounting to approximately HK$259 million as at December 31, 2005 (2004: Nil), which was included in "Restricted cash" in the consolidated balance sheet (see note 27(b)).

As at December 31, 2005, a bank guarantee was issued to another indirect subsidiary of the Company in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. Such bank guarantee was pledged against a bank deposit placed by the indirect subsidiary of the Company amounting to approximately HK$1 million, which was included in "Restricted cash" in the consolidated balance sheet (see note 27(b)).

44 BUSINESS COMBINATIONS

As set out in note 1(d), on June 22, 2005, the Group, through PCCW Mobile, acquired approximately 59.87% of the issued share capital of SUNDAY for a total cash consideration of HK$1,163,587,100. SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. The acquired business contributed revenue of HK$598 million and loss before tax of HK$136 million to the Group for the period from June 22, 2005 to December 31, 2005. If the acquisition had occurred on January 1, 2005, the estimated consolidated revenue for the Group would have been HK$23,057 million, and profit before taxation would have been HK$2,905 million.

Details of net assets acquired and goodwill are as follows:

	HK$ million
Purchase consideration:	
Cash paid	1,164
Less: Fair value of net assets acquired	(16)
Goodwill on acquisition	1,148

The goodwill is attributable to the cost of entry into wireless communications market in Hong Kong, control premium of SUNDAY and the significant synergies expected to arise after the Group's acquisition of SUNDAY.

44 BUSINESS COMBINATIONS *(CONTINUED)*

Acquiree's net assets at the acquisition date are as follows:

In HK$ million	Fair value	Carrying amounts
Property, plant and equipment	1,276	1,282
3G licence	101	812
Customer base	65	–
Trademark	10	–
Other intangible assets	7	7
Inventories	13	13
Trade receivables, deposits, prepayments and other receivables	200	199
Restricted cash, cash and cash equivalents	113	113
Trade payables, other payables and accrued charges	(379)	(370)
Long-term loans	(850)	(850)
3G licence fee liability	(529)	(557)
Net assets	27	649
Minority interests (40.13%)	(11)	
Net assets acquired	16	

	HK$ million
Purchase consideration settled in cash	1,164
Cash and cash equivalents acquired	(112)
Net cash outflow on acquisition *(note 39(b))*	1,052

45 POST BALANCE SHEET EVENTS

The following events occurred subsequent to December 31, 2005 up to the date of approval of these financial statements by the Board:

a. On January 10, 2006, the High Court made an order permitting the release of the Company from its undertakings given to the High Court in connection with the Capital Reduction, details of which are set out in note 34(a). In summary, the undertakings required certain amounts to be credited to the special capital reserve created in connection with the Capital Reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Hong Kong Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements. Following the release of the undertakings, the Company and the special capital reserve will cease to be subject to those restrictions and the Company will no longer be required to record a summary of the undertakings in its audited or interim financial statements.

The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the Capital Reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. The cash set aside will be recorded under "Restricted cash" in the balance sheet of the Company.

45 POST BALANCE SHEET EVENTS *(CONTINUED)*

b. On March 2, 2006, PCCW IMS China Development Limited ("PCCW IMS China"), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement (the "Sale and Purchase Agreement") with China Netcom Group and 中國網絡通信(控股)有限公司, a state-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom Group, (as vendors), and 網通寬帶網絡有限責任公司 ("CNCBB"), a limited liability company established in the PRC and a subsidiary of China Netcom Group, (as the target company), whereby PCCW IMS China will acquire an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB's group reorganization at a consideration of RMB318 million (approximately HK$305.77 million), which will be funded by internal resources of the Company and is payable in a prescribed manner.

46 COMPARATIVE FIGURES

Certain comparative figures have been adjusted or re-classified as a result of the changes in accounting policies. Further details are disclosed in note 4.

47 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED DECEMBER 31, 2005

Up to the date of approval of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ended December 31, 2005 and which have not been adopted in these financial statements:

		Effective for accounting periods Beginning on or after
HKFRS 6	Exploration for and Evaluation of Mineral Resources	January 1, 2006
HKFRS-Int 4	Determining whether an Arrangement contains a Lease	January 1, 2006
HKFRS-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	January 1, 2006
HK(IFRIC)-Int 6	Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	December 1, 2005
Amendments to HKAS 19 Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures		January 1, 2006
Amendments to HKAS 39 Financial Instruments: Recognition and Measurement:		
– Cash Flow Hedge Accounting of Forecast Intragroup Transactions		January 1, 2006
– The Fair Value Option		January 1, 2006
– Financial Guarantee Contracts		January 1, 2006
Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:		
– HKAS 1	Presentation of Financial Statements	January 1, 2006
– HKAS 27	Consolidated and Separate Financial Statements	January 1, 2006
– HKFRS 3	Business Combinations	January 1, 2006
HKFRS 7	Financial Instruments: Disclosures	January 1, 2007
Amendment to HKAS 1 Presentation of Financial Statements – Capital Disclosures		January 1, 2007

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on December 1, 2005 and would be first applicable to the Group's financial statements for the period beginning January 1, 2006.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations would be in the period of initial application, but is not yet in a position to state whether these amendments, new standards and new interpretations would have a significant impact on the Group's results of operations and financial position.

FIVE YEAR FINANCIAL SUMMARY

For the year ended December 31, 2005

Results In HK$ million	**2005**	2004* (Restated)	2003* (Restated)	2002* (Restated)	2001* (Restated)
TURNOVER BY PRINCIPAL ACTIVITY					
Telecommunications Services	**15,931**	15,334	16,646	18,046	19,805
Business eSolutions	**2,454**	2,701	2,326	2,234	1,936
Infrastructure	**5,154**	5,863	4,600	685	1,368
Others	**312**	372	426	793	468
Elimination of inter-segment sales	**(1,352)**	(1,268)	(1,374)	(1,607)	(1,640)
	22,499	23,002	22,624	20,151	21,937
Cost of sales	**(10,467)**	(10,531)	(8,731)	(5,295)	(6,855)
General and administrative expenses	**(8,052)**	(8,384)	(9,529)	(9,601)	(10,371)
Other income	**–**	–	–	–	39
Other gains, net	**626**	409	407	13	767
Provisions for impairment losses	**(52)**	(40)	(2,452)	(534)	(91)
Restructuring costs	**–**	(51)	(38)	(311)	–
Interest income	**533**	57	132	164	548
Finance costs	**(2,234)**	(2,018)	(2,289)	(2,199)	(3,608)
Share of results of equity accounted entities	**121**	147	(826)	831	833
Impairment losses on interests in jointly controlled companies and associates	**(4)**	(16)	(4,464)	(8,263)	–
Losses on disposal of interests in Joint Venture (Bermuda) No. 2 Limited and MobileOne Ltd, net	**–**	–	–	(1,433)	–
Profit/(Loss) before taxation	**2,970**	2,575	(5,166)	(6,477)	3,199
Income tax	**(1,103)**	(999)	(1,157)	(1,412)	(1,979)
Profit/(Loss) for the year	**1,867**	1,576	(6,323)	(7,889)	1,220
Attributable to:					
Equity holders of the Company	**1,595**	1,556	(6,107)	(7,763)	1,318
Minority interests	**272**	20	(216)	(126)	(98)

Assets and Liabilities As at December 31, in HK$ million	**2005**	2004* (Restated)	2003* (Restated)	2002* (Restated)	2001* (Restated)
Total non-current assets	**27,574**	31,481	29,567	37,202	38,174
Total current assets	**25,709**	13,524	15,122	12,601	13,711
Total current liabilities	**(22,360)**	(20,894)	(10,918)	(9,217)	(11,163)
Net current assets/(liabilities)	**3,349**	(7,370)	4,204	3,384	2,548
Total assets less current liabilities	**30,923**	24,111	33,771	40,586	40,722
Total non-current liabilities	**(28,191)**	(29,811)	(42,129)	(46,895)	(52,208)
Net assets/(liabilities)	**2,732**	(5,700)	(8,358)	(6,309)	(11,486)

Note:

* The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after January 1, 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs is provided in note 4 to the financial statements. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions and as disclosed in notes 4(b) and 4(c) to the financial statements. Earlier years have only been restated to the extent that the new accounting policies are adopted retrospectively as disclosed in note 4(a) to the financial statements.

Property	Classification	Status	Existing Use	Gross Site Area (sq.m.)	Gross Floor Area (sq.m.)	Lease Term*	Group Interest
The PRC							
Pacific Century Place, No.2A Worker's Stadium Road North, Chaoyang District, Beijing, the PRC				29,351			
Tower A (except part of 6th and 13th Floor for own use)	Investment properties	Existing	Office for lease		39,487	Medium	62%
Tower B	Investment properties	Existing	Office for lease		20,104	Medium	62%
Tower C	Investment properties	Existing	Residential		21,718	Long	62%
Tower D	Investment properties	Existing	Residential		10,946	Long	62%
Podium	Investment properties	Existing	For lease		67,866	Medium	62%
Car parking spaces	Investment properties	Existing	For lease		831 spaces	Medium	62%
Hong Kong							
Part of 18th Floor of Paramount Building, No.12 Ka Yip Street, Chai Wan, Hong Kong	Investment properties	Existing	For lease	Not applicable	592	Medium	62%

* Lease term:
Long term: Lease not less than 50 years
Medium term: Lease less than 50 years but not less than 10 years

INVESTOR RELATIONS

FINANCIAL CALENDAR

2005	Final Results	March 2006
2006	Annual General Meeting	May 2006
2006	Interim Results	August 2006

LISTINGS

The Company's securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts ("ADRs") on The New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission ("SEC") as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company will file an annual report for the year ended December 31, 2005 on Form 20-F with the SEC on or before June 30, 2006. Once filed, a copy of the Form 20-F may be obtained from our website or Investor Relations office.

ADR holders registered on the books of the ADR Depositary Bank in New York (including beneficial owners) as at close of business March 29, 2006, can vote by proxy at the Annual General Meeting by completing a voting instruction card provided by the Depositary Bank. The Depositary will tabulate and transmit the votes to the Company before the Annual General Meeting.

Additional information and specific enquiries concerning the Company's ADRs should be directed to the Company's ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

ANNUAL REPORT 2005

This annual report 2005 ("Annual Report 2005") in both English and Chinese is now available in printed form and on the Company's website at www.pccw.com.

Shareholders who:

A) received our Annual Report 2005 by electronic means may request a printed copy; or
B) received our Annual Report 2005 in either English or Chinese may request a printed copy of the other language version,

by writing to the Company's Share Registrars at:

PCCW LIMITED

c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Annual Report 2005 by electronic means through the Company's website and who, for any reason, have difficulty in receiving or gaining access to the Annual Report 2005 will promptly upon written request to the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Annual Report 2005 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company's corporate communications at any time, free of charge, by notice in writing to the Company's Share Registrars.

INDEX CONSTITUENT

PCCW Limited is a constituent of the following indices:
Hang Seng Index
MSCI Index Series
FTSE4Good Global Index

STOCK CODES

The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

COMPANY SECRETARY

Hubert Chak

REGISTERED OFFICE

39th Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888 Fax: +852 2877 8877

REGISTRARS

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wan Chai, Hong Kong
Telephone: +852 2862 8628 Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY

Citibank, N.A.
American Depositary Receipts (ADR)
388 Greenwich Street, New York, NY 10013 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Telephone: +1 816 843 4281
Email: citibank@shareholders-online.com

INVESTOR RELATIONS

Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King's Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084 Fax: +852 2962 5003
Email: ir@pccw.com

WEBSITE

www.pccw.com

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW about the business and the industry and markets in which we operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words "believe", "intend", "expect", "anticipate", "project", "estimate", "predict" and similar expressions are also intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

- increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;
- possible negative effects of potentially new regulatory developments;
- the risks associated with SUNDAY including intense competition in the mobile market, the funding and development of our 3G business and the limitations under the rules of The Stock Exchange of Hong Kong Limited on business dealings between two connected persons;
- increased competition in the Hong Kong pay television market;
- our ability to secure or successfully implement new business opportunities or anticipated projects with China Netcom Group;
- the risks related to loss of business with competitors of China Netcom Group;
- the risks associated with PCPD, our property development subsidiary, including the development of the Cyberport project and future property development plans;
- our ability to implement our business plan as a consequence of our substantial debt;
- our exposure to interest rate risk;
- the risks associated with the expansion of our operations outside Hong Kong;
- our ability to execute our business strategy, including our ability to enter into business combinations, strategic investments and acquisitions;
- our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited; and
- the other risk factors set out in the "Risk Factors" section of PCCW's 2004 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 12, 2005 and published on PCCW's website.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as of the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

PCCW Limited
39/F, PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong
T: +852 2888 2888 F: +852 2877 8877 www.pccw.com

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange, Inc. (NYSE: PCW)

PCCW®